



2025 Proxy Statement

and Notice of Annual Shareholder Meeting

REGENERON®

PLEASE VIEW OUR 2024 RESPONSIBILITY REPORT

regeneron.com/2024RR



2024
RESPONSIBILITY REPORT

REGENERON
SCIENCE TO MEDICINE®

Regeneron by the Numbers

14
medicines approved in the United States or other countries

12
approvals for additional indications or populations for existing products in the United States, European Union, and Japan in 2024

~40
product candidates in clinical development

~50
countries with clinical trials

100K+
eligible patients given ~$3.4B* worth of medicine at no cost through our products' patient assistance programs in 2024

~3M
exomes sequenced to date by Regeneron Genetics Center®

15.1K+
Regeneron colleagues worldwide at 2024 year-end

52%
employee volunteerism rate in 2024

~3.2M
students supported by Regeneron STEM initiatives since 2020

* Based on 2024 year-end wholesale acquisition cost

Letter to Shareholders

TO OUR FELLOW SHAREHOLDERS,

At Regeneron, we have always been driven by the belief that bold science leads to big breakthroughs. For nearly four decades, we have been at the forefront of scientific and technological innovation, pushing the boundaries of what is possible and redefining the way medicine is discovered, developed, and delivered. Today, we stand as a premier biotechnology company with a proven track record of converting scientific discoveries into life-changing medicines. With 14 approved medicines in the United States ("U.S.") or other countries, including four current blockbuster therapies, our work has touched the lives of millions around the globe, helping them live fuller, healthier lives. Yet, as we survey our broad and robust clinical and scientific pipeline, we know the best is yet to come. We remain committed as ever to turning our science into real-world impact, delivering long-term growth for the company and lasting value for patients, society, and our shareholders. To do that, we cannot stand still. In a rapidly evolving industry, we are constantly challenging ourselves to raise the bar. Whether it is developing new standards of care or facing biosimilar competition, we view every challenge as an opportunity to refocus, reinvent, and ultimately bring best-in-class innovations to patients.

In 2024, the strength and durability of our blockbuster marketed products, Dupixent® (dupilumab), EYLEA HD® (aflibercept) 8 mg, EYLEA® (aflibercept) 2 mg, and Libtayo® (cemiplimab), contributed to full year total revenue of $14.2 billion, reflecting an 8 percent year-over-year increase. Dupixent surpassed the milestone last year for one million patients being on treatment worldwide and secured historic approvals as the first biologic treatment for chronic obstructive pulmonary disease ("COPD") (approved in the U.S. and European Union ("EU") in 2024) and as the first new targeted therapy in over a decade for chronic spontaneous urticaria ("CSU") (approved in the U.S. in 2025), bringing hope to many patients who had long lacked effective options for these diseases. Dupixent is now approved as a leading treatment for seven related diseases worldwide. In addition to COPD and CSU, it is approved for certain patients with asthma, atopic dermatitis, chronic rhinosinusitis with nasal polyps, eosinophilic esophagitis, and prurigo nodularis. EYLEA HD and EYLEA continued to set the standard of care for serious retinal diseases, including age-related macular degeneration, diabetic eye disease, and retinal vein occlusion ("RVO"). We expect EYLEA HD to be further bolstered by the anticipated launch of our pre-filled syringe and by label expansions to include dosing flexibility and the addition of macular edema following RVO. Libtayo, our cornerstone cancer therapy, which is a leading medicine for non-melanoma skin cancers, became our fourth current blockbuster therapy by surpassing $1 billion in annual global net product sales, and recent positive Phase 3 data position it as a potential standard of care in high-risk adjuvant cutaneous squamous cell carcinoma, a cancer of the skin.

The strength of our pipeline, combined with our track record of consistent execution on our strategy, has positioned Regeneron for long-term success. Our financial strength has enabled us to invest in our research and development ("R&D") pipeline to support potential future growth. In 2024, we invested $5.1 billion in R&D and allocated nearly $756 million of capital expenditures to, among other things, expand our Tarrytown, New York R&D headquarters. We have constructed a fill/finish manufacturing facility in Rensselaer, New York that is undergoing process validation as required by regulatory authorities, and we also acquired a facility in upstate New York that has the potential to allow us to further expand our manufacturing capacity. In February 2025, for the first time in our company's history, our board of directors approved the initiation of a quarterly cash dividend program, reflecting our long-term confidence in the durability of our business. Also in February 2025, we expanded our share repurchase authorization by $3 billion, bringing our total buyback capacity to $4.5 billion at the time of the announcement. Importantly, returning capital to shareholders through share repurchases and dividends does not impact our primary capital allocation priority of investing in our R&D pipeline and our business. This combination of scientific ambition and disciplined capital allocation will allow us to remain focused on delivering long-term value to both patients and shareholders.

Our pipeline is poised to deliver the next wave of innovation

As we look to the future, our momentum continues to build. With a deep pipeline of approximately 40 product candidates in clinical trials, spanning a broad range of diseases, we are advancing the next generation of potential treatments. Our scientific engine is more productive than ever, and our pipeline is tackling some of the most complex and pressing challenges in medicine today. In the year ahead, we anticipate pivotal data readouts and proof-of-concept results that could yield first- or best-in-class opportunities in areas with high unmet medical need.

Our work in inflammation and immunology continues to evolve in exciting ways with our newest FDA approval of Dupixent in CSU and the potential 2025 launch of Dupixent in the U.S. in bullous pemphigoid. We also see promising advancements in severe food allergies, where the combination of Dupixent and linvoseltamab (our BCMAxCD3 bispecific antibody) has the potential to eliminate and prevent the return of immunoglobulin E, the key driver of severe allergic reactions. In addition, we will read out data from our Phase 3 studies of itepekimab (our interleukin-33 antibody) in former smokers with COPD.

In ophthalmology, we anticipate strengthening the profile of EYLEA HD by offering it in a more convenient pre-filled syringe administration; broadening its label to include macular edema following RVO; and adding more dosing flexibility with every four-week dosing for certain indications. With these anticipated label enhancements, EYLEA HD will offer the broadest set of retinal disease indications with the greatest dosing flexibility of any product in the anti-VEGF space, positioning it to become the new standard of care in the category.

In oncology, we continue to push the boundaries of immunotherapy, harnessing the body's own immune system to fight cancer. Linvoseltamab has demonstrated a differentiated clinical profile with nearly double the complete response rates of similar therapies for patients with relapsed/refractory multiple myeloma. Linvoseltamab was recently approved in the EU for relapsed/refractory multiple myeloma and the U.S. Food and Drug Administration ("FDA") recently accepted our Biologics License Application ("BLA") for this indication, with a target action date of July 10, 2025. We also achieved a significant milestone with odronextamab (our CD20xCD3 bispecific antibody) by marking the first regulatory approval from our bispecific antibody platform. Odronextamab was approved in the EU for the treatment of relapsed/refractory follicular lymphoma and diffuse large B-cell lymphoma. The FDA has also recently accepted our BLA for odronextamab in follicular lymphoma, with a target action date of July 30, 2025. Our most advanced Libtayo combination with fianlimab (our LAG-3 antibody) is also advancing rapidly in metastatic melanoma and non-small cell lung cancer, with a pivotal data readout in melanoma expected later this year. These advances in bispecific antibody technology and combination approaches, along with our rapidly expanding research in next-generation cell therapies through our newest R&D unit, Regeneron Cell Medicines, are setting the stage for us to potentially lead in a new era in cancer treatment.

Obesity remains one of the most pressing global health challenges, and we are developing differentiated treatments that go beyond current offerings and have the potential to help people maintain and even increase muscle mass while losing weight. Recent widespread adoption of GLP-1-related weight loss therapies, such as semaglutide, has raised concerns that there is a significant decrease of muscle mass associated with the resulting weight loss. Our Phase 2 COURAGE study, investigating the addition of trevogrumab (our myostatin GDF8-blocking antibody) to semaglutide, with and without garetosmab (our Activin A-blocking antibody), aims to evaluate the quality of weight loss and whether trevogrumab, with and without garetosmab, enables patients to maintain muscle mass during weight loss. This trial is now fully enrolled, and we anticipate initial data in the second half of 2025. In parallel, we are advancing an expansive pipeline of preclinical assets targeting novel biological pathways to address obesity's complex metabolic and musculoskeletal impacts, with the goal of developing best-in-class therapies that offer both efficacy and long-term sustainability.

Gene editing, gene silencing, and gene therapy are opening entirely new treatment possibilities, and our genetic medicines pipeline is poised to address diseases with underlying genetic drivers. DB-OTO, our investigational gene therapy for genetic hearing loss due to variants of the otoferlin gene, has delivered remarkable early results, with 10 out of 11 treated children showing significant hearing improvements, with some even reaching normal hearing levels. Our novel approach of combining an antibody, pozelimab, with an RNAi therapeutic, cemdisiran, both of which target the C5 component of the complement pathway, is being studied in multiple complement-mediated diseases, with our latest data demonstrating improved disease control compared to the standard of care in paroxysmal nocturnal hemoglobinuria, or PNH. This combination is also being evaluated in generalized myasthenia gravis, with pivotal results expected later this year. It is also being studied in geographic atrophy in dry age-related macular degeneration, where we believe our approach may have key advantages over FDA-approved intravitreal treatments. Our collaboration with Alnylam Pharmaceuticals, Inc. is also helping drive forward additional RNAi therapeutics for a variety of diseases, from metabolic dysfunction-associated steatohepatitis, or MASH, to neurodegenerative diseases. In addition, our collaboration with Intellia Therapeutics, Inc. positions us at the leading edge of CRISPR-based therapies. Our collaborative program using CRISPR to eliminate a pathologic gene (in ATTR amyloidosis) is in Phase 3 clinical development, and we have recently announced the first example of using CRISPR to insert a corrective human gene (for Factor IX deficiency, or Hemophilia B) into a specific genomic site in a living human being.

Our Factor XI program has the potential to revolutionize anticoagulation therapy, which is currently markedly underutilized due to bleeding risks and concerns. Our program offers a unique two-pronged approach that reduces the risk of blood clots while potentially minimizing bleeding complications. Recent proof-of-concept data demonstrated robust clot reduction in patients following knee replacement surgery, and we are advancing these programs into broad pivotal studies across multiple indications.

Regeneron's remarkable R&D productivity has been driven by genetic discoveries made by the Regeneron Genetics Center®, or RGC®, which continues to inform target identification and clinical trial design. Over the past decade, we have created the world's largest DNA sequence-linked health care database, encompassing nearly three million individuals. Thanks to our new collaboration with Truveta Inc., we are positioned to dramatically expand this database to include up to 10 million additional patient volunteers. This may allow us to enhance our ability to accelerate progress in discovering the science of humanity, improving the health of our families and communities, and lowering the cost of care, as well as enabling new approaches to healthcare analytics and healthcare management. We are now also emerging as leaders in high-throughput proteomics, as demonstrated by the RGC's selection to generate proteomics data for the UK Biobank pharma proteomics project. This builds on our previous selection to provide sequence data for the UK Biobank.

Driving sustainable innovation through our responsible business strategy

Beyond our medicines, we take our broader responsibility to society seriously. Just as we push the boundaries of science, we push ourselves to operate at the highest levels of innovation, integrity, and with a deep commitment to the communities we serve. We are very proud of our efforts to engage and inspire the next generation of great scientists, most notably by supporting the world's leading high school science competitions, known as the Regeneron Science Talent Search and the Regeneron International Science and Engineering Fair, as well as related programs such as our Together for CHANGE™ efforts in Nashville, Tennessee.

We take a long-term view, prioritizing the issues that matter most to our business and our stakeholders. Guided by our corporate responsibility strategy, which is intentionally and inextricably linked to our business strategy, we focus on improving the lives of people with serious diseases, fostering a culture of integrity and ethics, and building sustainable communities. In 2024, we were included on the Dow Jones Sustainability World Index for the sixth consecutive year, validating the effectiveness of aligning corporate responsibility practices with Regeneron's business operations. We believe this approach is fundamental to the resiliency and ethical foundation of both our organization and society, and we detail our progress annually in our Responsibility Report.

In closing, we have never been more excited about the future of Regeneron and our ability to transform the practice of medicine. In 2024, we delivered solid performance across our commercial portfolio, advanced our clinical pipeline, and moved forward the science and technology of the future. In 2025, we are well positioned to take it even further, as we harness the power of science and technology to bring much needed, life-changing medicines to patients.

Sincerely,

Leonard S. Schleifer, M.D., Ph.D.
Board co-Chair, President and Chief
Executive Officer

George D. Yancopoulos, M.D., Ph.D.
Board co-Chair, President and Chief
Scientific Officer

REGENERON

REGENERON PHARMACEUTICALS, INC.
777 Old Saw Mill River Road
Tarrytown, New York 10591-6707

Notice of Annual Meeting of Shareholders

The 2025 Annual Meeting of Shareholders of Regeneron Pharmaceuticals, Inc. (the "Company") will be held on Friday, June 13, 2025, commencing at 10:30 a.m., Eastern Time, virtually via the Internet at **www.virtualshareholdermeeting.com/REGN2025**, for the following purposes:

1 Elect four Class I directors for a three-year term	**2** Ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025	**3** Cast an advisory vote to approve the compensation of the Company's Named Executive Officers as disclosed in these proxy materials (say-on-pay)	**4** Approve an amendment to the Company's Certificate of Incorporation to declassify the board of directors	**5** Approve two amendments to the Company's Certificate of Incorporation to eliminate supermajority vote requirements	**6** Act upon such other matters as may properly come before the meeting and any adjournment(s) or postponement(s) thereof

The board of directors has fixed the close of business on April 15, 2025 as the record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting and at any adjournment(s) or postponement(s) thereof.

Pursuant to the rules of the Securities and Exchange Commission, we have elected to use the "Notice and Access" method of providing our proxy materials over the Internet. Accordingly, we will mail, beginning on or about April 29, 2025, a Notice of Internet Availability of Proxy Materials to our shareholders of record and beneficial owners as of the record date (other than (i) those who previously elected to receive proxy materials by e-mail, (ii) those who have previously asked to receive paper copies of the proxy materials, and (iii) shareholders who participate and hold shares of common stock in the Regeneron Pharmaceuticals, Inc. 401(k) Savings Plan or the Regeneron Ireland Share Participation Plan). As of the date of mailing of the Notice of Internet Availability of Proxy Materials, all shareholders and beneficial owners will have the ability to access all of the proxy materials on a website referenced in the Notice of Internet Availability of Proxy Materials.

The Notice of Internet Availability of Proxy Materials also contains a toll-free telephone number, an e-mail address, and a website where shareholders can request a paper or electronic copy of the proxy statement, our 2024 annual report, and/or a form of proxy relating to the Annual Meeting. These materials are available free of charge. The Notice of Internet Availability of Proxy Materials also contains information on how to access and vote the form of proxy.

We have opted to hold the Annual Meeting as a virtual-only meeting, which means that you will not be able to attend the Annual Meeting in person. All shareholders will be able to attend the Annual Meeting and participate electronically, which will allow them to vote their shares on the date of the Annual Meeting and ask questions during the meeting. We have designed the format of the Annual Meeting to ensure that shareholders are afforded similar rights and opportunities to participate as they would at an in-person meeting.

As Authorized by the Board of Directors,

[signature]

Joseph J. LaRosa
Executive Vice President, General Counsel and Secretary
April 29, 2025

Table of Contents

NOTE REGARDING FORWARD-LOOKING STATEMENTS AND NON-GAAP FINANCIAL MEASURES: See Appendix A for important information regarding forward-looking statements and financial measures not calculated in accordance with U.S. Generally Accepted Accounting Principles contained in this proxy statement.

NOTE REGARDING TRADEMARKS AND PRODUCT NAMES: "ARCALYST®," "Evkeeza®," "EYLEA®," "EYLEA HD®," "Inmazeb®," "Libtayo®," "Praluent®" (in the United States), "REGEN-COV®," Regeneron®," "Regeneron Genetics Center®," "RGC®," "Veopoz®," "*VelociGene*®," "*VelocImmune*®," and "ZALTRAP®" are trademarks of Regeneron Pharmaceuticals, Inc. ("Regeneron"). This proxy statement refers to products marketed or otherwise commercialized by Regeneron, its collaborators, and other parties. Consult the product label in each territory for specific information about such products.

Introduction

Annual Meeting Dashboard

General Information



Meeting Date and Time

June 13, 2025
10:30 a.m., Eastern Time

Location

Online at
www.virtualshareholdermeeting.com/REGN2025

Record Date

April 15, 2025

Meeting Agenda

	Matter	Board Vote Recommendation
1	Election of four Class I directors for a three-year term:	✓ **FOR** each director nominee
	 **Bonnie L. Bassler, Ph.D.**  **Michael S. Brown, M.D.**	
	Leonard S. Schleifer, M.D., Ph.D. **George D. Yancopoulos, M.D., Ph.D.**	
2	Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025	✓ **FOR**
3	Advisory vote to approve the compensation of the Company's Named Executive Officers as disclosed in these proxy materials (say-on-pay)	✓ **FOR**
4	Approval of an amendment to the Company's Certificate of Incorporation to declassify the board of directors	✓ **FOR**
5	Approval of two amendments to the Company's Certificate of Incorporation to eliminate supermajority vote requirements	✓ **FOR**

See "Other Matters—General Information about the Meeting" starting on page 106 for questions and answers related to the annual meeting, how to vote, and other matters.

Regeneron's Story

As you read this proxy statement, we encourage you to consider Regeneron's unique story, which is an important backdrop for who we are as a company and how we govern and compensate our employees.

Since its founding in 1988, Regeneron's mission has been to use the power of science to repeatedly bring new medicines to patients in need. To date, Regeneron has internally discovered and developed 14 medicines that are approved in the United States or other countries, including four current "blockbuster" medicines that are each generating over $1 billion of net product sales annually. In the last decade, we have averaged nearly one new product launch per year, significantly outpacing the industry while also advancing a best-in-class pipeline that now consists of approximately 40 product candidates across many different therapeutic areas.

But how did we get here? Our path to success has been unusual, with remarkable consistency of purpose and leadership despite decades of adversity in an industry where failure is the rule, not the exception. It took over 20 years to produce the Company's first approved product, and nearly 25 years to turn a profit. All the while, Regeneron remained steadfast in its belief that advancing fundamental science and establishing foundational technologies would eventually yield a robust pipeline of products. And that is exactly what has transpired. Each of Regeneron's approved medicines was invented using foundational technologies developed in the early decades of Regeneron. It was those technologies that enabled Regeneron to discover and develop a COVID-19 therapeutic in record time and bring to the world the first-ever approved treatment for the Ebola virus – testaments to Regeneron's corporate philosophy of "Doing Well by Doing Good." In the most recent decade, Regeneron has been a pioneer in the development of genetics-based technologies, which, together with its other foundational technologies, continue to drive pipeline growth as we pursue the next wave of life-changing medicines.

We have been led on this incredible journey for nearly four decades by our co-founders, Drs. Schleifer and Yancopoulos, who still run the Company today and represent the longest-tenured Chief Executive Officer and Chief Scientific Officer pair in the history of the industry. Consistency of leadership and strong employee retention have had a lasting impact on the organization and represent one of our key competitive advantages in an industry where it typically takes over a decade to develop and bring a new product to market. Some of the earliest scientists to join Drs. Schleifer and Yancopoulos still play critical roles in the Company's research and development efforts and have helped instill our distinct culture in the next generation of leaders. Company-wide, we had an industry-leading retention rate of 94% in 2024.

Despite our size and maturity today, our science-first approach still makes us who we are and drives everything we do. The current makeup of our board of directors reflects this principle: six of our 13 directors are members of the National Academy of Sciences, and our board includes two Nobel laureates and holders of many scientific awards. Company-wide, nearly 1,700 of our over 15,000 full-time employees as of year-end 2024 held a Ph.D. and/or M.D. Our primary capital allocation strategy remains the investment in best-in-class research and development capabilities, including $5.1 billion invested in 2024 alone.

We continue to invest in our deep scientific and technological capabilities because we believe our story is just beginning. We remain committed to operating with the long-term outlook that is required to turn rigorous scientific research into groundbreaking new medicines, the ultimate driver of sustainable, long-term value creation for Regeneron's shareholders.



What's New for 2024

Continued Focus on Extensive Shareholder Engagement Program

✔ Invited engagement with shareholders collectively representing nearly 60% of our public shares.

✔ Engaged in direct one-on-one discussions with shareholders representing approximately 55% of our public shares.



55% engaged   **60% contacted**

For more information about engagement efforts in 2024, see "Corporate Governance—Longstanding Commitment to Shareholder Engagement".

Governance-Related Actions in Response to Shareholder Feedback

Our 2024 engagement focused on the topics below. We have determined to take the following actions in response to feedback that we received from shareholders.

✔ We are recommending that shareholders approve an amendment to our Certificate of Incorporation to **declassify our board** of directors. See Proposal No. 4 beginning on page 102 and "Board of Directors—Board Governance—Board Structure and Proposed Board Declassification" on page 29.

✔ In response to a majority-supported shareholder proposal in 2024, we are proposing amendments to our Certificate of Incorporation to **eliminate the supermajority vote requirements**. See Proposal Nos. 5(a) and 5(b) beginning on page 104.

✔ In consideration of shareholder feedback on the Company's dual-class share structure, we have **enhanced transparency** concerning this structure through investor engagement and further disclosure in this proxy statement. See "Corporate Governance—Capital Structure" beginning on page 40.

Key Compensation Decisions

✔ We lowered the company performance multiplier for 2024 annual cash incentive awards.

✔ We did not grant any equity awards to our CEO or CSO in 2024 (consistent with the board's commitment to grant no such awards during the five-year performance period of the 2020 CEO and CSO performance restricted stock unit awards), and kept the value of 2024 year-end equity awards for other Named Executive Officers ("NEOs") flat year over year.

✔ We provided only modest increases to the base salaries of our NEOs.

For more information about our compensation highlights for 2024, see "Compensation-Related Matters—Compensation Discussion and Analysis—Executive Summary—What's New for 2024—Compensation in 2024".

Business Highlights

✔ **We delivered top- and bottom-line growth:** Grew full-year 2024 revenues 8% to $14.20 billion versus 2023; increased full-year 2024 GAAP and non-GAAP diluted net income per share, or EPS, 10% and 4% to $38.34 and $45.62, respectively, versus 2023.[1]

✔ **We returned capital to our shareholders:** Repurchased $2.6 billion of common stock.

✔ **We invested in our future:** Invested $5.1 billion in research and development and $756 million in capital expenditures.

For more information about our business highlights for 2024, see "Compensation-Related Matters—Compensation Discussion and Analysis—Executive Summary—What's New for 2024—2024 Business Developments".

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[1] Non-GAAP net income, and non-GAAP net income per share, or EPS, are not measures calculated in accordance with GAAP. See Appendix A for a definition of these measures and a reconciliation of each of these measures to the most directly comparable GAAP financial measure.

Board Snapshot



Leonard S. Schleifer, M.D., Ph.D.
Board co-Chair, President and Chief Executive Officer of Regeneron



George D. Yancopoulos, M.D., Ph.D.
Board co-Chair, President and Chief Scientific Officer of Regeneron

George L. Sing
Chief Executive Officer of GanD, Inc. and Chair of Grace Science, LLC



Co-Founders



Kathryn Guarini, Ph.D.
Former Chief Information Officer of International Business Machines Corporation (IBM)

Arthur F. Ryan
Former Chief Executive Officer and Chair of the Board of Prudential Financial, Inc.



85%
Independence



David P. Schenkein, M.D.
General Partner and Co-lead of Life Sciences at GV (formerly Google Ventures)

Joseph L. Goldstein, M.D.
Regental Professor of Molecular Genetics and Internal Medicine and Chair of the Department of Molecular Genetics at The University of Texas Southwestern Medical Center at Dallas



46%
Members of National Academy of Sciences



Craig B. Thompson, M.D.
Former President and Chief Executive Officer of Memorial Sloan Kettering Cancer Center

Michael S. Brown, M.D.
Regental Professor of Molecular Genetics and Internal Medicine and Director of the Jonsson Center for Molecular Genetics at The University of Texas Southwestern Medical Center at Dallas



99%
Average Director Meeting Attendance



Bonnie L. Bassler, Ph.D.
Chair of the Department of Molecular Biology and Squibb Professor in Molecular Biology at Princeton University

>15 years   *<5 years*   *5-15 years*

Huda Y. Zoghbi, M.D.
Professor in the Departments of Pediatrics, Molecular and Human Genetics, and Neurology and Neuroscience at Baylor College of Medicine





N. Anthony Coles, M.D.
Former Chair, President and Chief Executive Officer of Cerevel Therapeutics



Christine A. Poon
Former Vice Chair and Worldwide Chair of Pharmaceuticals at Johnson & Johnson

Board Leadership





Board co-Chair
Leonard S. Schleifer
M.D., Ph.D.



Board co-Chair
George D. Yancopoulos
M.D., Ph.D.



Lead Independent Director
Christine A. Poon

Board of Directors

Meet the Board

At Regeneron, we lead with science as we pursue our mission of repeatedly bringing life-changing medicines to patients. Our business is built on investment in our deep scientific and technological capabilities, which drive our research, preclinical development, clinical, and manufacturing efforts.

The composition of our board is shaped by this business model and the recognition that our board members must have predominantly science-based backgrounds to effectively provide robust, independent oversight of management. The current makeup of our board reflects this principle: six of our 13 directors are members of the National Academy of Sciences, and our board includes two Nobel laureates and holders of many scientific awards. In addition, the board includes individuals with experience building shareholder value through all stages of corporate development. Various members also bring substantial governance, financial, policy, and management expertise gained from their professional backgrounds and their service on other boards.

The board's composition also reflects our commitment to ensuring that the board as a whole possesses a wide range of experience, attributes, and backgrounds.



Director Matrix

The board and the Corporate Governance and Compliance Committee seek to ensure that our directors as a group possess the mix of skills and experiences to provide effective oversight and guidance to management to execute on the Company's long-term strategy. The board and the Committee also consider succession planning for board and committee chairs for purposes of continuity and to maintain relevant expertise and depth of experience.

The table below summarizes key qualifications, skills, or attributes of the director nominees and other members of the board of directors. The marks indicate specific areas of focus or expertise but are not meant to be an exhaustive list. The director biographies below describe these qualifications and relevant experience in more detail. We believe the table below demonstrates the breadth and depth of the collective experience, expertise, and skills of our board of directors.



Experience, Expertise, or Attribute	Bonnie L. Bassler, Ph.D.	Michael S. Brown, M.D.	N. Anthony Coles, M.D.	Joseph L. Goldstein, M.D.	Kathryn Guarini, Ph.D.	Christine A. Poon	Arthur F. Ryan	David P. Schenkein, M.D.	Leonard S. Schleifer, M.D., Ph.D.	George L. Sing	Craig B. Thompson, M.D.	George D. Yancopoulos, M.D., Ph.D.	Huda Y. Zoghbi, M.D.
Industry Experience	●	●	●	●		●	●	●	●	●	●	●	
Executive/Leadership Experience	●	●	●	●	●	●	●	●	●	●	●	●	●
Science/Biotech Background	●	●	●	●	●	●		●	●	●	●	●	●
Research/Academic Experience	●	●	●	●	●	●		●	●		●	●	●
Business Strategy/Operations Experience			●		●	●	●	●	●	●	●	●	
Financial Expertise			●			●	●	●	●	●	●		
Public Company CEO Experience			●				●	●	●				
Technology/Digital Experience					●					●			
National Academy of Sciences Membership	●	●		●							●	●	●


Industry Experience
Significant experience with complex issues within the healthcare industry.


Executive/Leadership Experience
Experience in a senior management position at a large publicly traded or private company or other large complex organization (including academic institutions).


Science/Biotech Background
Advanced scientific degree and/or related work experience in the scientific and/or biotechnology fields.


Research/Academic Experience
Experience in a leadership or senior advisory position at a research and/or academic institution (including in an administrative or faculty role).


Business Strategy/Operations Experience
Experience in positions advising or overseeing strategic development or operations of an organization.


Financial Expertise
Expertise in financial accounting and reporting processes or the direct or indirect supervision of the financial management of a major organization.


Technology/Digital Experience
Experience in the technology field, including related to digital technologies that facilitate business objectives (such as information technology and artificial intelligence).

Class I Director Nominees for a Term Expiring at the 2028 Annual Meeting[2]



Board and Committee Membership— 2024 Attendance

Board of Directors:
7/7
Corporate Governance and Compliance Committee:
5/5
Technology Committee:
2/2

Bonnie L. Bassler, Ph.D. [Independent]

Director since: 2016 | **Age:** 62

Career Highlights

- Chair of the Department of Molecular Biology since 2013 and Squibb Professor in Molecular Biology since 2003 at Princeton University
- Howard Hughes Medical Institute Investigator
- Former President of the American Society for Microbiology
- Former member of the board of the American Association for the Advancement of Science, the National Science Foundation, and the American Academy of Microbiology
- U.S. National Medal of Science
- MacArthur Foundation Fellowship
- Lounsbery Award
- Shaw Prize for Life Science and Medicine
- Gruber Prize in Genetics
- Wolf Prize in Chemistry
- Canada Gairdner International Award
- Former director of Kaleido Biosciences, Inc.

Experience and Expertise

 Industry Experience

 Executive/Leadership Experience

 Science/Biotech Background

 Research/Academic Experience

Scientific Society Memberships

- The National Academy of Sciences
- The National Academy of Medicine
- The American Academy of Arts and Sciences
- The Royal Society of London
- The American Philosophical Society

Other Public Company Boards

- Cidara Therapeutics, Inc.
- Royalty Pharma plc

Dr. Bassler's extensive research experience and her scientific and academic career and accomplishments, as well as her experience as a corporate director, led to the board's decision to nominate Dr. Bassler for reelection to the board.

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2   Unless otherwise noted, biographical information is given as of April 15, 2025 for each nominee and for each of the other directors whose term of office will continue after the 2025 Annual Meeting. All nominees are presently directors and were previously elected by the shareholders. None of the corporations or other organizations referred to below with which a director has been or is currently employed or otherwise associated is a parent, subsidiary, or affiliate of the Company.



Board and Committee Membership—2024 Attendance

Board of Directors:
7/7
Corporate Governance and Compliance Committee:
5/5
Technology Committee (Chair):
2/2

Michael S. Brown, M.D. Independent

Director since: 1991 | **Age:** 84

Career Highlights

- Distinguished Chair in Biomedical Sciences since 1989 and Regental Professor of Molecular Genetics and Internal Medicine and Director of the Jonsson Center for Molecular Genetics since 1985 at The University of Texas Southwestern Medical Center at Dallas
- Nobel Prize for Physiology or Medicine in 1985 (jointly with Dr. Goldstein)
- U.S. National Medal of Science in 1988 (jointly with Dr. Goldstein)

Experience and Expertise

 Industry Experience

 Executive/Leadership Experience

 Science/Biotech Background

 Research/Academic Experience

Scientific Society Memberships

- The National Academy of Sciences
- The National Academy of Medicine
- The Royal Society of London

Dr. Brown's distinguished scientific and academic background, including his receipt of the Nobel Prize for Physiology or Medicine in 1985, and his significant industry experience gained through his service on the board of directors of the Company and the board of directors of a leading pharmaceutical company, led to the board's decision to nominate Dr. Brown for reelection to the board.



Board and Committee Membership— 2024 Attendance

Board of Directors:
7/7
Technology Committee:
2/2

Leonard S. Schleifer, M.D., Ph.D.

Director since: 1988 | **Age:** 72
Board co-Chair since: June 2023

Career Highlights

- Founded the Company in 1988; built and managed the Company over the past 37 years together with Regeneron's founding scientist, Dr. Yancopoulos
- Director, President, and Chief Executive Officer of the Company since its inception
- Co-Chair of the Board since 2023; former Chair of the Board from 1990 through 1994
- Licensed physician certified in Neurology by the American Board of Psychiatry and Neurology

Experience and Expertise

 Industry Experience

 Executive/Leadership Experience

 Science/Biotech Background

 Research/Academic Experience

 Business Strategy/Operations Experience

 Financial Expertise

 Public Company CEO Experience

Dr. Schleifer's significant industry and leadership experience, as well as his incomparable knowledge of the Company and in-depth understanding of the complex research, drug development, and business issues facing companies in the biopharmaceutical sector, led to the board's decision to nominate Dr. Schleifer for reelection to the board.



Board and Committee Membership—2024 Attendance

Board of Directors:
7/7
Technology Committee:
2/2

George D. Yancopoulos, M.D., Ph.D.

Director since: 2001 | **Age:** 65
Board co-Chair since: June 2023

Career Highlights

- Founding scientist of the Company; built and managed the Company since 1989 together with Dr. Schleifer
- President and Chief Scientific Officer of the Company
- Co-Chair of the Board since 2023 and director of the Company since 2001
- 11th most highly cited scientist in the world in the 1990s
- Principal inventor and/or developer, together with key members of his team, of the 11 FDA-approved drugs the Company has developed, EYLEA® (aflibercept) Injection, EYLEA HD® (aflibercept) 8 mg, Praluent® (alirocumab), Dupixent® (dupilumab), Kevzara® (sarilumab), Libtayo® (cemiplimab), Evkeeza® (evinacumab-dgnb), Inmazeb® (atoltivimab, maftivimab and odesivimab-ebgn), Veopoz® (pozelimab) Injection, ZALTRAP® (ziv-aflibercept) Injection for Intravenous Infusion, and ARCALYST® (rilonacept) Injection for Subcutaneous Use, as well as of its foundation technologies, including the TRAP technology, *VelociGene*®, and *VelocImmune*®

Experience and Expertise

 Industry Experience

 Executive/Leadership Experience

 Science/Biotech Background

 Research/Academic Experience

 Business Strategy/Operations Experience

Scientific Society Memberships

- The National Academy of Sciences

Dr. Yancopoulos's significant industry and scientific experience and distinguished record of scientific expertise, as well as his extensive knowledge of the Company and in-depth knowledge of the Company's technologies and research and development programs, led to the board's decision to nominate Dr. Yancopoulos for reelection to the board.

Class II Directors Continuing in Office
Term Expires at the 2026 Annual Meeting



Board and Committee Membership—2024 Attendance

Board of Directors:
7/7

Corporate Governance and Compliance Committee:
5/5

Technology Committee:
2/2

Joseph L. Goldstein, M.D.   Independent

Director since: 1991 | **Age:** 84

Career Highlights

- Regental Professor of Molecular Genetics and Internal Medicine and Chair of the Department of Molecular Genetics at The University of Texas Southwestern Medical Center at Dallas since 1977
- Member of the boards of trustees of The Rockefeller University and the Howard Hughes Medical Institute
- Nobel Prize for Physiology or Medicine in 1985 (jointly with Dr. Brown)
- U.S. National Medal of Science in 1988 (jointly with Dr. Brown)

Experience and Expertise

 Industry Experience

 Executive/Leadership Experience

 Science/Biotech Background

 Research/Academic Experience

Scientific Society Memberships

- The National Academy of Sciences
- The National Academy of Medicine
- The Royal Society of London

Dr. Goldstein's extensive research experience, his distinguished scientific and academic credentials, including his receipt of the Nobel Prize for Physiology or Medicine in 1985, and his substantial understanding of the Company gained through his service as a director, led the board to conclude that Dr. Goldstein should serve as a director.



Board and Committee Membership—2024 Attendance

Board of Directors:
7/7
Compensation Committee (Chair):
10/10
Corporate Governance and Compliance Committee:
5/5

Christine A. Poon   Independent

Director since: 2010 | **Age:** 72
Lead Independent Director since: June 2023

Career Highlights

- Former Executive-in-Residence in the Department of Management and Human Resources (from 2015 to 2020) and former Dean and John W. Berry, Sr. Chair in Business (from 2009 to 2014) at The Max M. Fisher College of Business at The Ohio State University
- Former Vice Chair, Worldwide Chair of Pharmaceuticals, member of the Executive Committee, and member of the board of directors at Johnson & Johnson
- Previously held senior leadership positions at Bristol-Myers Squibb Company, including President of International Medicines and President of Medical Devices
- Former member of the Supervisory Board of Royal Philips Electronics and the boards of directors of Decibel Therapeutics, Inc. and The Sherwin-Williams Company[3]

Experience and Expertise

 Industry Experience    Executive/Leadership Experience

 Science/Biotech Background    Research/Academic Experience

 Business Strategy/Operations Experience    Financial Expertise

Other Public Company Boards

- Neurocrine Biosciences, Inc.
- Prudential Financial, Inc.

Ms. Poon's extensive expertise in domestic and international business operations, including sales and marketing and commercial operations, and her deep strategic and operational knowledge of the pharmaceutical industry, led the board to conclude that Ms. Poon should serve as a director.

---

[3] Ms. Poon retired from the board of directors of The Sherwin-Williams Company effective as of April 16, 2025.



Board and Committee Membership—2024 Attendance

Board of Directors:
7/7
Technology Committee:
2/2

David P. Schenkein, M.D. `Independent`

Director since: 2023 | **Age:** 67

Career Highlights

- General Partner and Co-lead of the Life Sciences team of GV (formerly Google Ventures) since 2019
- Adjunct attending physician in hematology at Tufts Medical Center since 2009
- Former President, Chief Executive Officer, Chair, and director of Agios Pharmaceuticals, Inc., where he continues to serve as a strategic advisor
- Former Senior Vice President, Clinical Hematology/Oncology at Genentech Inc.
- Former Adjunct Clinical Professor of Medical Oncology at Stanford University School of Medicine
- Former Senior Vice President of Clinical Research at Millennium Pharmaceuticals, Inc.
- Former director of Foundation Medicine, Inc. and bluebird bio, Inc.

Experience and Expertise

 Industry Experience    Executive/Leadership Experience

 Science/Biotech Background    Research/Academic Experience

 Business Strategy/Operations Experience    Financial Expertise

 Public Company CEO Experience

Other Public Company Boards

- Denali Therapeutics Inc.
- Prime Medicine, Inc.

Dr. Schenkein's extensive leadership experience as an executive and corporate director in the pharmaceutical and healthcare industries, as well as his considerable research and academic experience, led the board to conclude that Dr. Schenkein should serve as a director.



Board and Committee Membership— 2024 Attendance

Board of Directors:
7/7
Technology Committee:
2/2

Craig B. Thompson, M.D. [Independent]

Director since: 2022 | **Age:** 72

Career Highlights

- Former President and Chief Executive Officer of Memorial Sloan Kettering Cancer Center from 2010 to 2022, where he continues to oversee the Craig Thompson Lab
- Co-founder of Agios Pharmaceuticals, Inc.
- Former director of Merck & Co., Inc.

Experience and Expertise

 Industry Experience

 Executive/Leadership Experience

 Science/Biotech Background

 Research/Academic Experience

 Business Strategy/Operations Experience

 Financial Expertise

Scientific Society Memberships

- The National Academy of Sciences
- The National Academy of Medicine
- The American Academy of Arts and Sciences
- The American Society for Clinical Investigation
- The Association of American Physicians

Other Public Company Boards

- Charles River Laboratories International, Inc.

Dr. Thompson's extensive research and leadership experience in the pharmaceutical and healthcare industries, as well as his experience as a corporate director, led the board to conclude that Dr. Thompson should serve as a director.



Board and Committee Membership—2024 Attendance

Board of Directors:
6/7
Compensation Committee:
10/10
Technology Committee:
2/2

Huda Y. Zoghbi, M.D.   Independent

Director since: 2016 | **Age:** 70

Career Highlights

- Professor in the departments of Pediatrics, Molecular and Human Genetics, and Neurology and Neuroscience at Baylor College of Medicine since 1994
- Director of the Jan and Dan Duncan Neurological Research Institute at Texas Children's Hospital
- Howard Hughes Medical Institute Investigator
- Breakthrough Prize in Life Sciences
- Pearl Meister Greengard Prize
- March of Dimes Prize in Developmental Biology
- Vanderbilt Prize in Biomedical Science

Experience and Expertise

 Executive/Leadership Experience    Science/Biotech Background

 Research/Academic Experience

Scientific Society Memberships

- The National Academy of Sciences
- The Institute of Medicine
- The American Association for the Advancement of Science

Dr. Zoghbi's extensive research experience and her scientific and academic career and accomplishments led the board to conclude that Dr. Zoghbi should serve as a director.

Class III Directors Continuing in Office
Term Expires at the 2027 Annual Meeting



Board and Committee Membership*— 2024 Attendance

Board of Directors:
7/7
Audit Committee:
8/9

* Effective April 4, 2025, Dr. Coles was appointed as a member of the Compensation Committee of the board.

N. Anthony Coles, M.D.   **Independent**

Director since: 2017 | **Age:** 64

Career Highlights

- Chair and CEO of TRATE Enterprises LLC, a privately-held company, since 2013
- Former Chair (from 2018 to 2024) and President and Chief Executive Officer (from 2019 to 2023) of Cerevel Therapeutics Holdings, Inc., the parent entity of Cerevel Therapeutics, Inc.
- Former Chief Executive Officer and Chair of the Board of Yumanity Therapeutics, Inc.
- Former President, Chief Executive Officer and Chair of the Board of Onyx Pharmaceuticals, Inc.
- Former President, Chief Executive Officer, and member of the board of directors of NPS Pharmaceuticals, Inc.
- Previously held various leadership positions in the biopharmaceutical and pharmaceutical industries, including at Merck & Co., Inc., Bristol-Myers Squibb Company, and Vertex Pharmaceuticals Incorporated
- Former director of Laboratory Corporation of America Holdings, Campus Crest Communities, Inc., CRISPR Therapeutics AG, and McKesson Corporation

Experience and Expertise

 Industry Experience    Executive/Leadership Experience

 Science/Biotech Background    Research/Academic Experience

 Business Strategy/Operations Experience    Financial Expertise

 Public Company CEO Experience

Dr. Coles's experience as a seasoned executive and corporate director with extensive knowledge of highly regulated biopharmaceutical and pharmaceutical companies, as well as his in-depth knowledge and understanding of the regulatory environment in which Regeneron operates, led to the board to conclude that Dr. Coles should serve as a director.



Board and Committee Membership— 2024 Attendance

Board of Directors:
7/7
Audit Committee:
9/9

Kathryn Guarini, Ph.D.   Independent

Director since: 2023 | **Age:** 53

Career Highlights

- Former Chief Information Officer of International Business Machines Corporation (IBM) from 2021 to 2023
- Previously held positions of increasing responsibility at IBM, including Vice President, Chief Operating Officer of IBM Research from 2020 to 2021; Vice President, Industry Research of IBM Research from 2018 to 2020; Vice President, Research Strategy of IBM Research from 2017 to 2018; and Vice President, Product Management of IBM Systems from 2014 to 2016

Experience and Expertise

 Executive/Leadership Experience

 Technology/Digital Experience

 Science/Biotech Background

 Business Strategy/Operations Experience

 Research/Academic Experience

Dr. Guarini's experience as an executive of a major corporation and extensive knowledge of information technology, data security, and artificial intelligence matters led the board to conclude that Dr. Guarini should serve as a director.



Board and Committee Membership— 2024 Attendance

Board of Directors:
7/7
Audit Committee:
9/9
Corporate Governance and Compliance Committee (Chair):
5/5

Arthur F. Ryan   Independent

Director since: 2003 | **Age:** 82

Career Highlights

- Former Chief Executive Officer and Chair of the Board of Prudential Financial, Inc. from 1994 to 2008
- President and Chief Operating Officer of Chase Manhattan Bank from 1990 to 1994
- Managed Chase's worldwide retail bank between 1984 and 1990
- Non-executive director of the Royal Bank of Scotland Group plc from 2008 to 2013
- Director of Citizens Financial Group, Inc. from 2009 to 2019

Experience and Expertise

 Industry Experience    Executive/Leadership Experience

 Business Strategy/Operations Experience    Financial Expertise

 Public Company CEO Experience

Mr. Ryan's substantial leadership experience as a chief executive officer of leading companies in the banking and insurance industries, and his extensive business experience and financial expertise, led the board to conclude that Mr. Ryan should serve as a director.



Board and Committee Membership—2024 Attendance

Board of Directors:
7/7
Audit Committee (Chair):
9/9
Compensation Committee:
10/10

George L. Sing   `Independent`

Director since: 1988 | **Age:** 75

Career Highlights

- Chief Executive Officer of GanD, Inc. since 2016
- Chair of Grace Science, LLC since 2017
- Extensive venture capital and leadership experience in the biotechnology sector and high technology

Experience and Expertise

 Industry Experience

 Executive/Leadership Experience

 Science/Biotech Background

 Business Strategy/Operations Experience

 Financial Expertise

 Technology/Digital Experience

Mr. Sing's extensive healthcare and financial expertise as a healthcare venture capital investor and biomedical company chief executive officer, his executive leadership experience, and his substantial knowledge of the Company led the board to conclude that Mr. Sing should serve as a director.

Director Independence

The board of directors has determined that each of the following currently serving directors is independent as defined in the listing standards of the Nasdaq Stock Market LLC and our Corporate Governance Guidelines: Bonnie L. Bassler, Ph.D., Michael S. Brown, M.D., N. Anthony Coles, M.D., Joseph L. Goldstein, M.D., Kathryn Guarini, Ph.D., Christine A. Poon, Arthur F. Ryan, David P. Schenkein, M.D., George L. Sing, Craig B. Thompson, M.D., and Huda Y. Zoghbi, M.D. These individuals are affiliated with numerous educational institutions, hospitals, charities, and corporations, as well as civic organizations and professional associations. The board of directors considered such affiliations and determined that none of them conflicted with the interests of the Company or would impair a director's independence or judgment. In accordance with our Corporate Governance Guidelines, the board conducts executive sessions of independent directors presided by the Lead Independent Director following each regularly scheduled board meeting, as discussed further below.

The board of directors has determined that each of the current members of the Audit Committee, Messrs. Ryan and Sing and Drs. Coles and Guarini, is independent as defined for audit committee members in the listing standards of the Nasdaq Stock Market LLC and U.S. Securities and Exchange Commission ("SEC") rules; and that each of Messrs. Ryan and Sing and Dr. Coles qualifies as an "audit committee financial expert" as that term is defined by SEC rules.

In addition, the board of directors has determined that each of the current members of the Compensation Committee, Dr. Coles, Ms. Poon, Mr. Sing, and Dr. Zoghbi, meets the additional independence criteria applicable to compensation committee members under the listing standards of the Nasdaq Stock Market LLC and qualifies as a "Non-Employee Director" pursuant to Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Board Committees

The board has a standing Audit Committee, Compensation Committee, and Corporate Governance and Compliance Committee, each of which is comprised entirely of independent directors. The board also has a standing Technology Committee, which provides direct oversight of our research and clinical development programs, plans, and policies. The charters for the Audit Committee, Compensation Committee, Corporate Governance and Compliance Committee, and Technology Committee are available on our website at **www.regeneron.com** under the "Governance" heading on the "Investors & Media" page.

We show on the following pages information on the membership, key functions, recent focus areas, and number of meetings of each board committee during 2024.

AUDIT

Members

George L. Sing, *Chair*
N. Anthony Coles, M.D.
Kathryn Guarini, Ph.D.
Arthur F. Ryan

Number of Meetings Held in 2024

9

Key Functions of the Committee

- Select the independent registered public accounting firm, review and approve its engagement letter, and monitor its independence and performance
- Review the overall scope and plans for the annual audit by the independent registered public accounting firm
- Approve permissible non-audit services by the independent registered public accounting firm and evaluate the performance and independence of the independent registered public accounting firm
- Review and approve the Company's periodic financial statements and the results of the year-end audit
- Review and discuss the adequacy and effectiveness of the Company's accounting and internal control policies and procedures
- Evaluate the internal audit process for establishing the annual audit plan; review and approve the appointment and replacement of the Company's Chief Audit Executive, if applicable, and any outside entities providing internal audit services and evaluate their performance on an annual basis
- Review the independent registered public accounting firm's recommendations concerning the Company's financial practices and procedures
- Oversee the Company's risk management program
- Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures
- Establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters and for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters
- Review and approve any related person transaction
- Prepare an annual report of the Audit Committee for inclusion in the Company's proxy statement

Recent Focus Areas

- Regeneron's international expansion and related audit matters
- Cybersecurity risk management
- Artificial intelligence
- Succession planning for the Company's finance, information technology, and real estate & facilities management organizations

COMPENSATION

Members

Christine A. Poon, *Chair*
N. Anthony Coles, M.D.
(since April 4, 2025)
George L. Sing
Huda Y. Zoghbi, M.D.

Number of Meetings Held in 2024

10

Key Functions of the Committee

- Evaluate the performance of the Chief Executive Officer, the Chief Scientific Officer, and other executive officers of the Company
- Recommend compensation for the Chief Executive Officer and the Chief Scientific Officer for approval by the non-employee members of the board of directors
- Approve compensation for other executive officers
- Approve the total compensation budget for all Company employees
- Oversee the Company's compensation and benefit philosophy and programs generally
- Oversee the Company's strategies and policies related to human capital management, including with respect to workplace environment and culture; talent recruitment, development, and retention; and employee engagement*
- Review and approve annually the corporate goals and objectives applicable to the compensation of the Chief Executive Officer and the goals and objectives of the Company's executive compensation programs
- Review and approve the Compensation Discussion and Analysis to be included in the Company's proxy statement
- Prepare an annual report of the Compensation Committee for inclusion in the Company's proxy statement

Recent Focus Areas

- Equity compensation program expectations of shareholders and other stakeholders
- Retention of key leaders
- Pay mix considerations
- Senior officer perquisites

CORPORATE GOVERNANCE AND COMPLIANCE

Members

Arthur F. Ryan, *Chair*
Bonnie L. Bassler, Ph.D.
Michael S. Brown, M.D.
Joseph L. Goldstein, M.D.
Christine A. Poon

Number of Meetings Held in 2024

5

Key Functions of the Committee

- Identify qualified individuals to become members of the board and recommend such candidates to the board
- Assess the functioning of the board and its committees and make recommendations to the board concerning the appropriate size, function, and needs of the board
- Review, and make recommendations to the board regarding, non-employee director compensation
- Oversee, periodically review, and make recommendations to the board regarding corporate governance matters and practices
- Oversee all aspects of the Company's comprehensive compliance program other than financial compliance
- Oversee and periodically review the Company's corporate responsibility matters and key initiatives*

Recent Focus Areas

- Corporate governance expectations of shareholders and other stakeholders
- Establishing new compliance oversight framework encompassing all relevant compliance categories
- Corporate responsibility matters

TECHNOLOGY

Members

Michael S. Brown, M.D., *Chair*
Bonnie L. Bassler, Ph.D.
Joseph L. Goldstein, M.D.
David P. Schenkein, M.D.
Craig B. Thompson, M.D.
Huda Y. Zoghbi, M.D.
Leonard S. Schleifer, M.D., Ph.D.**
George D. Yancopoulos, M.D., Ph.D.**

Number of Meetings Held in 2024

2

Key Functions of the Committee

- Oversee, review, and evaluate the Company's research and clinical development programs, plans, and policies
- Identify and discuss emerging scientific and technology issues and trends, including their impact on Regeneron's research and development programs, plans, or policies
- Identify and assess new leaders within research & development and global development organizations

Recent Focus Areas

- The Company's genetic medicine technologies and programs
- The Company's immuno-oncology, immunology, inflammation, cell therapy, coagulation/hematology, iron overload, and obesity programs
- Recent advances and discoveries of the Regeneron Genetics Center® and the Company's research and preclinical development pipeline

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*   The full board retains oversight of the Company's strategies and policies related to the Company's culture. See the subsection "Corporate Governance—Corporate Responsibility" for more information.

**   *Ex Officio* Member.

Compensation of Directors

Overview

The general philosophy of the compensation program for our non-employee directors is similar to the executive compensation philosophy outlined in the "Compensation-Related Matters" section of this proxy statement. This philosophy, including its emphasis on equity compensation, is consistent with the Company's long-term business orientation and has helped ensure alignment of directors' interests with those of Regeneron shareholders.

Non-employee director compensation is subject to annual review by the Corporate Governance and Compliance Committee, which makes recommendations to the board of directors regarding the non-employee director compensation program (including the appropriate level and form of compensation). Directors who are Company employees receive no additional compensation for serving on our board of directors or its committees. In determining compensation recommendations for the non-employee directors, the Corporate Governance and Compliance Committee considers, among other things, the qualifications and expertise of our non-employee directors, the time, effort, and accountability required of active board membership, practices of similar companies in the biotechnology industry (including the Peer Group described below under "Compensation-Related Matters—Compensation Discussion and Analysis—Compensation Processes—Peer and Other Market Data"), and any comparative information provided by independent compensation consultants. The Corporate Governance and Compliance Committee's practice is to have the non-employee director compensation program reviewed annually by an independent compensation consultant. Since 2021, the Committee has engaged Pay Governance LLC for this purpose.

The current compensation program for our non-employee directors is referred to in this section as the "Current Compensation Program."

Non-Employee Director Compensation Philosophy

Our philosophy for non-employee director compensation is simple: to attract the most highly qualified directors with a range of skillsets who will serve as stewards of the Company's long-term prospects and scientific focus. There is significant competition within our industry for highly qualified directors, particularly those with distinguished scientific credentials (such as members of the National Academy of Sciences) and the caliber of science-based backgrounds that we seek in our board members from the industry. With this in mind, our non-employee director compensation program emphasizes equity compensation primarily in the form of stock options, which reward increases in stock price, over cash fees. The board of directors believes that this emphasis is consistent with the Company's long-term business orientation and has helped ensure alignment of directors' interests with those of Regeneron shareholders. Under the Current Compensation Program, we have utilized value-denominated equity compensation awards (granted in the form of stock options and a relatively small percentage of restricted stock units ("RSUs")) for our non-employee directors. This feature is meant to, among other things, ensure greater stability in reported non-employee director compensation on a year-over-year basis. The board of directors believes that the Current Compensation Program is consistent with Regeneron's philosophy for non-employee director compensation.

Cash Fees, Expenses, and Matching Gift Program

In 2024, each non-employee director received an annual retainer of $90,000 and an annual committee retainer of $10,000 for each standing committee of the Company's board of directors on which the director served. In addition, each committee chair received an additional annual retainer of $10,000, and Ms. Poon also received an annual Lead Independent Director retainer of $50,000. Compared to cash compensation of non-employee directors in our Peer Group, the 2024 annual retainer for board service was below the median; the additional retainers provided to our committee chairs were below the median; and the Lead Independent Director retainer was set at approximately the 75th percentile (in each case based on information reported by our Peer Group companies in 2024).

Non-employee directors are reimbursed for their actual expenses incurred in connection with their activities as directors, which include travel, hotel, and food and entertainment expenses (as applicable). In addition, directors are eligible to participate in the Regeneron Matching Gift Program, which is also available to eligible employees. Under this program, the Company matches contributions made by directors and employees to eligible tax-exempt organizations up to an annual maximum amount per director or employee.

Annual Equity Awards

2024 Equity Awards

The board of directors (upon the recommendation of the Corporate Governance and Compliance Committee) determined that the targeted aggregate grant date fair value of the January 2024 annual equity awards would be set at $600,000 per non-employee director and consist of stock options with a grant date fair value of $480,000 (or 80% thereof) and RSUs with a grant date fair value of $120,000 (or 20% thereof). The January 2024 annual equity awards to our non-employee directors are shown in the table below. As non-employee directors newly elected effective September 8, 2023, Drs. Guarini and Schenkein each received a prorated January 2024 annual equity award (see "Equity Awards to New Directors" below for more information).

The Corporate Governance and Compliance Committee recommended the approval of, and the board of directors approved, the terms of the January 2024 annual equity awards after consideration of the review, analysis, and recommendations of the Corporate Governance and Compliance Committee's independent compensation consultant. Such analysis focused on, among other matters, the market practices of companies in our Peer Group, other relevant industry and market data points, and Regeneron's non-employee director compensation philosophy (including its emphasis on long-term incentives).

Terms of Equity Awards

The exercise price of a non-employee director stock option is equal to the fair market value of a share of the Company's common stock on the date of grant (determined as the average of the high and low sales price per share of the Company's common stock on the Nasdaq Global Select Market on the date of grant or, if such date is not a trading day, on the last preceding date on which there was a sale of the Company's common stock on the Nasdaq Global Select Market).

Under the Current Compensation Program, a pro-rata portion of each equity award (i.e., each stock option and RSU award) equal to the portion of one year that has passed from its date of grant vests on the date of the Company's first annual shareholder meeting following the date of grant, and the remaining portion vests on the first anniversary of the date of grant. The RSU awards contain mandatory deferral provisions, according to which the shares underlying the RSUs will generally not be delivered to the non-employee director until the earliest of (i) the termination of the non-employee director's service as a member of the board, (ii) the seventh anniversary of the RSU grant date, and (iii) the date of a change in control (as defined in the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (or its predecessor)). A non-employee director may, subject to compliance with applicable tax rules, elect in writing a maximum deferral period longer than the seventh anniversary of the grant date. Other than as discussed below, the vesting of equity awards is generally subject to continued service on the board, and stock option awards generally expire ten years following the date of grant.

To the extent they remain unvested and outstanding, equity awards granted to a non-employee director continue to vest following the retirement of that director provided applicable conditions relating to the length of the director's service and the director's age have been met. If a non-employee director's service as a member of the board is terminated as a result of his or her death, all of the director's equity awards will immediately vest in full.

To the extent they remain unvested and outstanding, equity awards granted to non-employee directors become fully vested automatically upon a change in control of the Company. Each non-employee director has the right to nullify this acceleration of vesting, in whole or in part, if it would cause the director to pay excise taxes under the requirements of the Internal Revenue Code.

Equity Awards to New Directors

Under the Current Compensation Program, any newly elected non-employee director will receive an initial equity award with an aggregate grant date fair value equal to 5/3rds of the aggregate grant date fair value of the most recent annual equity award to a non-employee director; and, with respect to the annual equity award to a non-employee director in respect of the first year of his or her service, the aggregate grant date fair value of such annual award will be prorated based on the date as of which the non-employee director first becomes a member of the board of directors. The prorated January 2024 annual equity awards to Drs. Guarini and Schenkein (shown in the table below) were consistent with these guidelines.

2024 Director Compensation

The following table and explanatory footnotes provide information with respect to compensation paid to each non-employee director for their service in 2024 in accordance with the policies and plans described above:

Director Compensation

| Name | Fees earned or paid in cash ($) | Stock awards[1] ($) | Option awards[1,2] ($) | Non-Equity incentive plan compensation ($) | Change in pension value and non-qualified deferred compensation earnings | All other compensation[3] ($) | Total ($) |
	A	B	C	D	E	F	G	H
Bonnie L. Bassler, Ph.D.	110,000	119,926	479,846	—	—	—	709,772
Michael S. Brown, M.D.	120,000	119,926	479,846	—	—	5,000[4]	724,772
N. Anthony Coles, M. D.	100,000	119,926	479,846	—	—	—	699,772
Joseph L. Goldstein, M.D.	110,000	119,926	479,846	—	—	—	709,772
Kathryn Guarini, Ph.D.	100,000	37,310	151,681	—	—	—	288,991
Christine A. Poon	170,000	119,926	479,846	—	—	—	769,772
Arthur F. Ryan	120,000	119,926	479,846	—	—	—	719,772
David P. Schenkein, M.D.	100,000	37,310	151,681	—	—	—	288,991
George L. Sing	120,000	119,926	479,846	—	—	5,000[4]	724,772
Craig B. Thompson, M.D.	100,000	119,926	479,846	—	—	—	699,772
Huda Y. Zoghbi, M.D.	110,000	119,926	479,846	—	—	5,000[4]	714,772

1. The amounts in columns C and D reflect the respective aggregate grant date fair values of RSUs and options awarded during the year ended December 31, 2024 pursuant to the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. Valuation assumptions and methodologies used in the calculation of these amounts do not take into account expected forfeitures and are otherwise described in Note 13 to the Company's audited financial statements for the fiscal year ended December 31, 2024 included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 filed with the SEC on February 5, 2025 (the "2024 Annual Report").

2. As of December 31, 2024, the non-employee directors listed in this table had the following aggregate number of stock option awards outstanding: Dr. Bassler: 17,115; Dr. Brown: 4,918; Dr. Coles: 7,625; Dr. Goldstein: 4,918; Dr. Guarini: 3,529; Ms. Poon: 43,864; Mr. Ryan: 7,625; Dr. Schenkein: 3,529; Mr. Sing: 43,864; Dr. Thompson: 5,754; and Dr. Zoghbi: 29,260. As of December 31, 2024, these individuals had the following aggregate number of RSU awards outstanding: Dr. Bassler: 1,382; Dr. Brown: 1,382; Dr. Coles: 1,382; Dr. Goldstein: 1,382; Dr. Guarini: 282; Ms. Poon: 1,382; Mr. Ryan: 1,382; Dr. Schenkein: 282; Mr. Sing: 1,382; Dr. Thompson: 454; and Dr. Zoghbi: 1,382.

3. See the subsection "Compensation-Related Matters—Compensation Dashboard—Additional Compensation Information—Perquisites and Personal Benefits" for information regarding director air transportation in accordance with guidelines approved by our board of directors.

4. Consists of a Company contribution paid or payable on or before April 15, 2025 under the Regeneron Matching Gift Program in respect of charitable gifts made in 2024.

Proposal No. 1
Election of Directors

The board of directors, upon the recommendation of the Corporate Governance and Compliance Committee, has nominated for election at the 2025 Annual Meeting Bonnie L. Bassler, Ph.D., Michael S. Brown, M.D., Leonard S. Schleifer, M.D., Ph.D., and George D. Yancopoulos, M.D., Ph.D. as Class I Directors for a three-year term expiring at the 2028 Annual Meeting.

 **The board of directors recommends a vote FOR the election of each of these nominees.**

Corporate Governance

Governance Overview

Regeneron is committed to good corporate governance, which we believe promotes the long-term interests of shareholders, strengthens the accountability of the board of directors and management, and helps build trust in the Company. The following chart summarizes key information regarding our corporate governance.

Board and Other Governance Information	2025
Size of Board	13
Number of Independent Directors	11
Lead Independent Director	✓
Majority Voting in the Election of Directors	✓
Director Resignation Policy	✓
Director Time Commitment Policy	✓
Number of Meetings of the Board of Directors Held in 2024	7
Executive Sessions of Independent Directors without Management Present	✓
Code of Business Conduct and Ethics Applicable to All Employees, Officers, and Directors	✓
Annual Board and Committee Self-Evaluations	✓
Stock Ownership Guidelines for Directors and Senior Executives	✓
Annual Say-on-Pay Vote	✓
Active Shareholder Engagement	✓
Shareholder Right to Call Special Shareholder Meeting	✓

Our corporate governance has been enhanced based on shareholder feedback over the last decade, including by the changes to governance policies and practices shown below. See “Compensation-Related Matters—Compensation Discussion and Analysis—Compensation Processes—Shareholder Input and Outreach and the 2024 Say-on-Pay Vote Result” for more information regarding recent changes to Regeneron’s compensation program adopted in response to shareholder input.


January 2014
Director Resignation Policy
January 2014
Recoupment (Clawback) Policy
April 2014
Prohibition on Hedging & Pledging
January 2016
Majority Voting in the Election of Directors
June 2022
Annual Say-on-Pay
June 2023
Lead Independent Director
June 2025
Board-Sponsored Proposal to Declassify the Board

Board Governance

Board Structure and Proposed Board Declassification

Currently, pursuant to the Company's Certificate of Incorporation, the board of directors is divided into three classes, denominated Class I, Class II, and Class III, with members of each class holding office for staggered three-year terms. There are currently four members in each of Class I and Class III and five members in Class II. The respective terms of the directors expire (in all cases, subject to the election and qualification of their successors and to their earlier death, resignation, or removal) as follows:

- The terms of the Class I Directors expire at the 2025 Annual Meeting;
- The terms of the Class II Directors expire at the 2026 Annual Meeting; and
- The terms of the Class III Directors expire at the 2027 Annual Meeting.

While our classified board structure has helped support the continuity and stability of directors, enabling the board to provide appropriate and expert oversight of management over the course of the development cycle of our products, we also recognize based on our extensive shareholder engagement that many investors prefer electing all directors on an annual basis as they believe annual elections are a fundamental shareholder right that enhances director accountability.

The board has carefully considered the advantages and disadvantages of maintaining the classified board structure. After weighing these considerations, including the views of the Company's shareholders, and in order to reinforce our commitment to accountability and responsiveness to shareholders and to strong corporate governance practices, the board has approved an amendment to the Company's Certificate of Incorporation to declassify the board (the "Declassification Amendment"), which we are submitting for a shareholder vote at the 2025 Annual Meeting and recommending for approval.

If the Declassification Amendment is approved by the requisite vote of the Company's shareholders, the declassification of the board will occur on a phased-in basis beginning in 2026. Each director elected prior to the 2026 Annual Meeting of Shareholders will continue to serve for the remainder of the original term for which he or she was elected. Beginning at the 2026 Annual Meeting of Shareholders, directors will be elected for a term of one year, expiring at the next annual meeting of shareholders.

See "Proposal No. 4: Amendment to the Company's Certificate of Incorporation to Declassify the Board of Directors" beginning on page 102 for more information.

Board Meetings and Attendance of Directors

Board Meetings

The board held 7 meetings in 2024, of which five were regular meetings and two were special meetings. Our Corporate Governance Guidelines provide that directors are expected to attend all or substantially all meetings of the board and the committees on which they serve. All directors attended at least 75% of the total number of meetings of the board and committees of the board on which they served in 2024.

7	**26**	**99%**
Board Meetings	Committee Meetings	Average Attendance Rate for All Directors

Annual Shareholder Meetings

According to our Corporate Governance Guidelines, board members are expected to attend the Company's Annual Meeting of Shareholders. All directors attended our 2024 Annual Meeting of Shareholders.

Director Refreshment Philosophy

The board and the Corporate Governance and Compliance Committee strive to ensure that our board is comprised of highly qualified directors with a range of skillsets and backgrounds who will serve as stewards of investor capital and drive the Company's scientific focus to ensure the continued creation of long-term shareholder value. The objective of the Committee's continued assessment of the composition of our board is to have a board that as a whole possesses the mix of skills and experiences to provide effective oversight and guidance to management to execute on the Company's long-term strategy. The Committee's refreshment philosophy prioritizes skills that it considers important and desirable based on the Company's current needs and business priorities, while recognizing that our board members must have predominantly science-based backgrounds to effectively provide robust, independent oversight of management. The Committee also works to ensure that various members of the board bring substantial governance, financial, policy, and management expertise gained from their professional backgrounds and their service on other boards.

The Committee believes it is desirable to maintain a mix of longer-tenured, experienced directors who have developed enhanced knowledge and understanding of, and valuable insight into, the Company and its operations and newer directors with fresh perspectives. As a result, we do not impose director tenure limits or a mandatory retirement age. The Committee has considered the perspectives of some shareholders regarding longer-tenured directors but believes that longer-serving directors with experience and institutional knowledge bring critical skills to the boardroom. In particular, the Committee believes that continuity on the board allows for longer-tenured directors to make meaningful contributions and provide effective oversight of management during the complete drug discovery and development cycle. Accordingly, while director tenure is taken into consideration when evaluating the board's composition, the Committee believes that imposing arbitrary limits on director tenure would deprive the board of the valuable contributions of its most experienced members.



Board Composition Fundamentals

Predominantly science-based backgrounds to effectively provide robust, independent oversight of management

Mix of longer-tenured, experienced directors with enhanced knowledge of the Company and newer directors with fresh perspectives

Other skills and experiences to provide effective oversight, including governance, financial, policy, and management expertise

Wide range of backgrounds and perspectives

To ensure a robust approach to director suitability, evaluation, and refreshment, the Committee has adopted refreshment mechanisms that include the following:

- A formal annual board and committee self-evaluation, as discussed further below;
- A requirement to offer resignation upon a material change in principal employment; and
- A policy formalized in our Corporate Governance Guidelines (reviewed annually) that limits director service to no more than four public boards (including Regeneron) and requires notification prior to appointment to another public or for-profit company board (the "director time commitment policy").

Since October 2022, three new directors, Drs. Thompson, Guarini, and Schenkein, have joined Regeneron's board of directors and two directors have retired, resulting in significant board refreshment in the last few years.

Procedures Relating to Nominees; Board Succession Planning

In considering potential candidates for the board of directors, the Corporate Governance and Compliance Committee considers all relevant factors, such as whether or not a potential candidate: (1) possesses relevant expertise; (2) brings skills and experience complementary to those of the other members of the board; (3) has sufficient time to devote to the affairs of the Company (including whether such candidate complies with the director time commitment policy); (4) has demonstrated excellence in his or her field; (5) has the ability to exercise sound business judgment; (6) has the commitment to rigorously represent the long-term interests of the Company's shareholders; (7) would contribute to the mix of backgrounds and experiences represented on the board; (8) would be eligible to be considered independent (as discussed further below); and (9) should be recommended in light of such other factors as the Corporate Governance and Compliance Committee may determine from time to time.

Candidates for director are reviewed in the context of the current composition of the board of directors, the operating requirements of the Company, and the long-term interests of shareholders. In conducting the assessment, the Committee considers the factors outlined above in light of the current needs of the board and the Company. When recommending a slate of director nominees each year, the Corporate Governance and Compliance Committee reviews the current composition of the board of directors in order to recommend a slate of directors who, with the continuing directors, will provide the board with the requisite mix of skills, expertise, experience, and viewpoints necessary to effectively fulfill its duties and responsibilities.

In the case of an incumbent director whose term of office is set to expire, the Corporate Governance and Compliance Committee reviews such director's overall service to the Company during the director's term and also considers the director's interest in continuing as a member of the board. In the case of a new director candidate, the Corporate Governance and Compliance Committee also reviews whether the nominee is eligible to be considered "independent," based on our Corporate Governance Guidelines, applicable listing standards of the Nasdaq Stock Market LLC, and applicable SEC and other relevant rules and regulations, if necessary.

The Corporate Governance and Compliance Committee may employ a variety of methods for identifying and evaluating nominees for the board of directors. Candidates recommended by other directors, management, search firms, or other sources may also be considered. With respect to director candidates recommended by shareholders, the Corporate Governance and Compliance Committee will consider the candidate if the shareholder submits the recommendation in compliance with the requirements of our Guidelines Regarding Director Nominations, which are available on our website at **www.regeneron.com** under the "Governance" heading on the "Investors & Media" page. Candidates recommended by shareholders will be evaluated on the same basis as candidates recommended by our directors or management or by third-party search firms or other sources.

Candidates may be evaluated at regular or special meetings of the Corporate Governance and Compliance Committee. The Committee also considers succession planning for board and committee chairs for purposes of continuity and to maintain relevant expertise and depth of experience.

1	**2**	**3**	**4**
Identify Potential Nominees from variety of sources	**Conduct In-Depth Review** & consider a range of factors in the context of current board composition	**Make a Recommendation to the Board**	**Outcome: Board Decision**

Director Onboarding

All new directors participate in a robust director orientation and onboarding process to ensure a strong working knowledge of our industry, business, strategies, and policies and a successful integration into boardroom discussions as soon as possible. The initial, typically multi-day orientation program includes in-person meetings at our corporate headquarters with senior executives across our key corporate functions. New directors also meet with the executives and staff supporting the board committees on which they serve. The onboarding process continues after the initial orientation and includes meetings with each committee chair and the Lead Independent Director.

Board and Committee Self-Assessments

On an annual basis, the board of directors, the Audit Committee, the Compensation Committee, and the Corporate Governance and Compliance Committee conduct self-assessments to ensure effective performance and to identify opportunities for improvement. As the first step in the self-assessment process, for the board as a whole and each committee on which they serve, the directors complete a comprehensive questionnaire, which asks them to consider various topics related to board and committee composition, structure, effectiveness, and responsibilities, as well as satisfaction with the schedule, materials, and discussion topics. Each committee, as well as the board as a whole, then reviews and assesses the responses and presents the findings and recommendations to such committee or the board of directors (as applicable) in executive session. The Lead Independent Director, in consultation with the Corporate Governance and Compliance Committee or the Committee's Chair, reviews and reports on the results of the board and, if applicable, committee assessments, which are discussed by the board of directors in executive session with a view toward taking action to address any issues presented. Results requiring additional consideration are addressed at subsequent board and committee meetings, where appropriate.

Annual Self-Assessment Process



| Complete Questionnaire | Review and Assess Responses | Discuss Results | Formulate Action Plan | Follow Up |

While this formal self-assessment is conducted on an annual basis, directors share perspectives, feedback, and suggestions year round, both inside and outside the boardroom.

Board Leadership

The board of directors recognizes that one of its key responsibilities is to establish and evaluate an appropriate leadership structure for the board so as to provide effective oversight of management. The board of directors believes that a company's board leadership structure should take into account relevant corporate governance and strategic considerations (such as board size and composition, director tenure, and experience of the management team) and that the board should maintain flexibility and adjust the leadership structure as appropriate.

Board Leadership Structure

Regeneron's current board leadership structure has been in effect since June 2023, when the board elected Drs. Schleifer and Yancopoulos as co-Chairs of the Board and the independent directors designated Ms. Poon as the board's Lead Independent Director. Under our Corporate Governance Guidelines, if the Chair of the Board is not an independent director (or, in the case of co-Chairs, neither is an independent director), the Company's independent directors shall designate one of the independent directors to serve as a Lead Independent Director. The Lead Independent Director coordinates the activities of the independent directors and has the duties and responsibilities described in Regeneron's Lead Independent Director Charter, which are summarized below under the subsection "Responsibilities of Lead Independent Director."

In electing Drs. Schleifer and Yancopoulos as co-Chairs, the board of directors considered their incomparable knowledge and demonstrated leadership of the Company for nearly four decades. The board's decision also took into account Dr. Schleifer's previous service as Chair of the Board from 1990 through 1994 and the importance, both from an external and internal perspective, of Dr. Yancopoulos's scientific leadership. The board further believes that the ability of Drs. Schleifer and Yancopoulos to speak as co-Chairs of the Board as well as Presidents of the Company provides strong unified leadership for the Company. In the board's view, electing Drs. Schleifer and Yancopoulos as co-Chairs, combined with a strong Lead Independent Director appointed by the independent directors, provides balanced leadership and effective oversight of management and is in the best interest of the Company and its shareholders.

In designating Ms. Poon as the board's Lead Independent Director, the independent directors of the board considered her deep strategic and operational knowledge of the Company's business and industry; broad experience serving as a public company director, including in the role of lead independent director of another S&P 500 company; productive working relationship with Drs. Schleifer and Yancopoulos; history of demonstrating independent judgment to support management when appropriate and fortitude to challenge management when deemed in the best interest of the Company and its shareholders; strong interpersonal skills and ability to build consensus; and demonstrated influence on the board's culture and insistence on a high standard of ethics, candor, and transparency.

The board continues to periodically evaluate and determine, with input from the independent directors, an appropriate leadership structure for the board so as to provide effective oversight of management.

Responsibilities of Lead Independent Director

Under Regeneron's Lead Independent Director Charter, the Lead Independent Director is appointed annually by the independent directors of the board. Although appointed annually, the Lead Independent Director is generally expected to serve for more than one year. The Lead Independent Director Charter sets forth a robust set of specific duties and responsibilities of the Lead Independent Director, which are summarized below.

Key Duties and Responsibilities of Lead Independent Director

Meetings and Executive Sessions

- Presides at all meetings of the board at which the Chair* is not present, including executive sessions of the independent directors
- Has discretion to call meetings of the independent directors
- Facilitates discussion and open dialogue among the independent directors during board meetings, executive sessions, and outside board meetings

Oversight of Information Provided to the Board

- Works with the Chair to develop and approve board meeting agendas and meeting schedules, including to ensure that there is sufficient time for discussion of all agenda items
- Works with the Chair on the appropriateness (including quality and quantity) and timeliness of the information provided to the board
- Authorizes the retention of advisors and consultants who report directly to the board or the independent directors when appropriate

Liaison with the Chair and Management

- Serves as the principal liaison between the independent directors and the Chair, without inhibiting direct communication between them
- Communicates to the Chair and management, as appropriate, any decisions reached, suggestions made, or views or concerns expressed by independent directors in executive sessions or outside of board meetings
- Provides the Chair with feedback and counsel concerning the Chair's interactions with the board
- In the case of co-Chairs, resolves any disagreement between the co-Chairs in their performance of the duties and responsibilities of the Chair

Board and Leadership Evaluation

- In consultation with the Corporate Governance and Compliance Committee of the board (or the Chair thereof), reviews and reports on the results of the board and committee performance self-evaluations
- Periodically meets on an individual basis with the independent directors to discuss performance, effectiveness, and composition of the board and any committees thereof
- Leads the independent directors' evaluation of the effectiveness of the Chair, including his or her interactions with directors and ability to provide leadership and direction to the board

CEO Succession

- Coordinates the board's CEO succession planning process

Shareholder Communication

- If requested, and in coordination with executive management, is available for consultation and direct communication with shareholders

---

*   All references to the Chair are, in the case of co-Chairs, deemed to mean either co-Chair.

On an annual basis, the Lead Independent Director, in consultation with the Corporate Governance and Compliance Committee or the Chair thereof, reviews the adequacy of the Lead Independent Director Charter and recommends to the board any modifications or changes for approval by the board.

Management Succession Planning and Talent Development Process

Under our Corporate Governance Guidelines, the board of directors is required to periodically review with our CEO Regeneron's plan for succession to the offices of the CEO and other senior executive positions. In recent years, the board and its committees conducted a multi-year formal succession planning and talent review, which included succession planning for the CEO and other senior management positions. The applicable committees of the board of directors advanced this formal review by focusing on certain assigned functions and roles within the Company. As part of this process, the Audit Committee reviewed functions and roles within the Company's finance, information technology, and real estate & facilities management organizations, while the Compensation Committee and the Technology Committee reviewed functions and roles within the Company's commercial and certain other general and administrative organizations and the Company's research & development and global development organizations, respectively. Succession planning and talent review efforts overseen by the board and/or its committees continued in 2024 and 2025 to date.

An example of our succession planning and talent review program in action was the Chief Financial Officer transition in 2024. Effective February 2024, the board appointed Christopher Fenimore to succeed Robert E. Landry as the Company's Chief Financial Officer upon Mr. Landry's retirement. Mr. Fenimore, who joined the Company in 2003 and had been the Company's Controller since March 2017, was identified and developed over several years as an internal candidate for the office of the CFO, which enabled his seamless transition into this role.

In addition to formal succession planning, directors also have exposure to Regeneron leaders through board and committee presentations and discussions and informal events and interactions with key talent throughout the year, both in small-group and one-on-one settings.

Board Oversight of Risk

The board executes its oversight responsibility for risk management directly and through its committees, as shown below.

BOARD

- The board receives detailed regular reports from members of our senior management that include discussions of the risks and exposures involved in their respective areas of responsibility. Further, the board is routinely informed by the appropriate members of senior management of developments internal and external to the Company that could affect our risk profile.
- The board considers specific risk topics, including risks associated with our strategic plan, drug access and pricing (discussed further below), our finances, and our development activities. Specific risk topics may also be considered at executive sessions of independent directors, which are chaired by our Lead Independent Director.
  - The board is closely involved in and provides oversight of all key pricing determinations for our products, which we endeavor to make in a thoughtful and well-informed manner with fairness and affordability in mind.
  - We believe we have the appropriate governance mechanisms and internal processes in place to ensure that pricing decisions are thoroughly and appropriately vetted prior to implementation and are made in line with our values and commitments. This includes routine presentations to our board of directors or the appropriate committees thereof on drug pricing strategies, practices, and trends. See "Corporate Governance—Corporate Responsibility" for more information.
- As shown below, the board has delegated certain risk oversight responsibilities to its committees. The board is kept abreast of its committees' risk oversight and other activities via reports of the committee chairs to the full board at regular board meetings.

AUDIT COMMITTEE

- The Audit Committee oversees the Company's risk management program.
  - The risk management program focuses on the most significant risks the Company faces in the short-, intermediate-, and long-term timeframe.
  - The Company's Chief Audit Executive, who reports independently to the Committee, facilitates the risk management program.
- Audit Committee meetings include discussions of specific risk areas throughout the year, including, among others, those relating to cybersecurity, and reports from the Chief Audit Executive on the Company's enterprise risk profile on an annual basis.

CORPORATE GOVERNANCE AND COMPLIANCE

- The Corporate Governance and Compliance Committee oversees all aspects of the Company's comprehensive compliance program other than financial compliance (including healthcare law compliance, good manufacturing practices, good clinical practices, and good laboratory practices) and considers legal and regulatory compliance risks as well as corporate responsibility initiatives that are expected to have a significant impact on the Company's ability to deliver sustained growth.
- The Company's Chief Compliance Officer, who reports to the Chair of the Corporate Governance and Compliance Committee, provides regular updates directly to the Corporate Governance and Compliance Committee (generally given at every regularly scheduled meeting of the Committee), and relevant information is shared with the full board as part of the Corporate Governance and Compliance Committee's report to the board.

COMPENSATION COMMITTEE

- As part of its overall review of the Company's compensation policies and practices, the Compensation Committee generally considers the risks associated with these policies and practices while designing performance incentives that align executives' interests with those of long-term shareholders.
- At least annually the Compensation Committee reviews and considers a compensation program risk assessment performed by its independent compensation consultant.

TECHNOLOGY COMMITTEE

- The Technology Committee considers risks associated with our research and development programs.

Communicating with the Board

The Company has established a process for shareholders to send communications to the members of the board of directors. Shareholders may send such communications by mail addressed to the full board, a specific member or members of the board, or a particular committee of the board, at 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707, Attention: Corporate Secretary. All such communications will be opened by our Corporate Secretary for the sole purpose of determining whether the contents represent a message to our directors. Any contents that are not in the nature of advertising, promotions of a product or service, or patently offensive material will be forwarded promptly to the addressee. In the case of communications to the board or any individual director or group or committee of directors, the Corporate Secretary will make sufficient copies of the contents to send to such director or each director who is a member of the group or committee to which the communication is addressed.

Longstanding Commitment to Shareholder Engagement

Overview of Our Engagement Program

Fostering long-term relationships and maintaining trust with our shareholders is a key priority for us. For over a decade, the board and management have conducted regular and extensive investor outreach. We seek shareholder feedback through our annual say-on-pay votes as well as through discussions with our shareholders in connection with our annual shareholder meetings and in the "off-season." This outreach complements the many touchpoints our investor relations team has with shareholders throughout the year. In addition, on a more informal basis, we engage with our shareholders through industry and corporate governance conferences and informal exchanges in other settings.

Annually, we seek to engage in direct one-on-one discussions with shareholders collectively representing in excess of 50% of the shares of common stock outstanding (excluding shares held by our directors and executive officers), which we refer to as "public shares." We encourage director participation in our outreach, and our Lead Independent Director (who is also the Chair of our Compensation Committee) has led many of these discussions as a representative of the board in recent years.

Our active investor outreach program solicits and gathers feedback on a broad range of matters, including board structure and composition, executive compensation, shareholder rights, and corporate responsibility topics. The feedback received is a key input in board, relevant committee, and management discussions, and has consistently been a significant driver of actions taken over the last several years.

ENGAGEMENT MODEL	ENGAGEMENT DESIGN AND PARTICIPANTS	BOARD AND COMMITTEE REVIEW	RESPONSE AND FEEDBACK LOOP
Regular outreach to investors using multiple channels	**Outreach to investors that hold >50% of our public shares**	**Feedback received is communicated to the entire board**	**Board/committees implement changes as appropriate**
• one-on-one meetings and calls • governance-focused conferences • industry conferences • regular IR channels	• board actively solicits investor input on broad range of issues • executives regularly meet with investors • IR professionals respond to investor queries	• feedback evaluated at relevant committee meetings, with potential actions being discussed with the full board	• board/committee actions shared with investors, supporting continuous feedback and progress

2024 Shareholder Engagement

In 2024, we reached out to shareholders collectively representing nearly 60% of the public shares. This outreach resulted in one-on-one discussions with shareholders representing approximately 55% of our public shares. As in prior years, we pursued engagement opportunities throughout the year, which allowed us to engage with several shareholders multiple times in 2024.



55% engaged   **60%** contacted

Among other matters, our 2024 engagement focused on the topics listed below. We had meaningful and candid discussions about these and other corporate governance topics in 2024, and the feedback received from shareholders was discussed in detail at the board level, including by way of regular updates on specific shareholder comments provided to the applicable committee (such as the Corporate Governance and Compliance Committee and the Compensation Committee). As in prior years, 2024 shareholder feedback shaped subsequent meeting agendas and boardroom discussions. Specific actions that we implemented in response to feedback in 2024 are outlined in the table below. We remain committed to continued engagement with shareholders.

Shareholder Engagement Topic		Action in Response
We discussed the Company's **classified board structure**, including relevant considerations unique to the Company and its long-term orientation (discussed further in the subsection "Board Governance—Board Structure and Proposed Board Declassification").	▷	We are submitting for a shareholder vote at the 2025 Annual Meeting and recommending for approval an amendment to our Certificate of Incorporation to declassify our board of directors on a phased-in basis. See Proposal No. 4.
We discussed shareholder views on the results of the shareholder proposal included in our 2024 proxy statement requesting the elimination of **supermajority vote requirements** in our Certificate of Incorporation, as well as investor expectations for the Company's responsiveness to these results.	▷	We are submitting for a shareholder vote at the 2025 Annual Meeting and recommending for approval amendments to our Certificate of Incorporation to eliminate the supermajority vote requirements. See Proposal Nos. 5(a) and 5(b).
We discussed the Company's **dual-class capital structure**, including relevant mitigating factors such as the steady decline in the number of shares of Class A stock outstanding since the Company's initial public offering ("IPO") and the relatively low percentage of overall votes controlled by the Class A shareholders, particularly when compared to other founder-led companies (discussed further in the subsection "Capital Structure").	▷	We are enhancing disclosure concerning the Company's dual-class share structure in this proxy statement. See "Capital Structure" beginning on page 40.
We discussed general investor views on **executive compensation** matters, including the Company's broad use of equity compensation, investor preference for performance-based equity awards, and investor preference for a simple, well-explained compensation plan design (see "Compensation-Related Matters—Compensation Discussion and Analysis—Compensation Processes—Shareholder Input and Outreach and the 2024 Say-on-Pay Vote Result" for additional information about shareholder feedback and responsive actions concerning compensation matters).	▷	We shortened and streamlined the CD&A in this proxy statement to respond to demand for simpler, more straightforward disclosure.

Additional Actions Responsive to Shareholder Feedback

Our board of directors has always viewed shareholder feedback as critical for its decision-making and has taken several actions after careful consideration of the feedback received. Set forth below are select changes to governance practices and other actions taken by the board and/or the relevant board committee in recent years that were informed by shareholder feedback.

Board Leadership Structure
✔ Established robust Lead Independent Director role (2023).

Board Refreshment
✔ Appointed Dr. Guarini, former Chief Information Officer at IBM, and Dr. Schenkein, General Partner and Co-lead of the Life Sciences team at GV (formerly Google Ventures), to the Board (2023), and elected Dr. Craig B. Thompson, former President and Chief Executive Officer of Memorial Sloan Kettering Cancer Center, to the Board (2022). Two former directors (including the former Board Chair) retired from the board in 2023.

Say-on-Pay
✔ Voluntarily adopted an annual say-on-pay vote (2022).

Enhanced Disclosure
✔ Enhanced proxy statement disclosure surrounding board structure and leadership (including with respect to the duties and responsibilities of our Lead Independent Director), board composition and refreshment, board oversight of pricing decisions/access to medicine, dual-class capital structure, annual cash incentive and annual equity determinations, 2020 PSUs, and certain other corporate governance matters (2022-2025).

Pay-for-Performance Alignment
✔ Introduced PSUs as a component of CEO and CSO equity awards (2019) and granted 100% of CEO and CSO equity awards in the form of PSUs (2020).

✔ Reaffirmed, and delivered on, commitment to issue no additional equity awards for CEO and CSO before December 2025 (2021-2025).

Management Stability
✔ Increased holding/vesting requirements for CEO and CSO by incorporating a five-year performance period and a subsequent three-year holding period in most recent equity awards (2020).

Dilution/Burn Rate Concerns
✔ Introduced and maintained the use of full-value awards as a component of annual equity awards; recalibrated equity award size (stock options and RSAs/RSUs) for NEOs below the CEO/CSO level and other employees (2019-2024).

Annual Cash Incentives
✔ Enhanced the process by which the Compensation Committee determines the Company performance multiplier for annual cash incentives (2023); provided more detailed disclosure regarding this process (2019-2025).

Corporate Responsibility and Sustainability
✔ Increased the breadth and depth of sustainability data collection and reporting; aligned annual Responsibility Report with the SASB framework; and, since 2021, published a separate annual report on climate-related risks and opportunities aligned with the recommendations developed by the TCFD (2017-2025).

Perquisites Policy
✔ Adopted a Compensation Committee-approved policy covering perquisites of our NEOs and other senior officers (2024).

Capital Structure

Regeneron currently has two classes of stock outstanding – common stock, par value $0.001 per share ("common stock"), which is entitled to one vote per share; and Class A stock, par value $0.001 per share ("Class A stock"), which is entitled to ten votes per share. As of the record date of the 2025 Annual Meeting, there were 106,148,351 and 1,817,146 shares of common stock and Class A stock outstanding, respectively.

While the concerns regularly cited with respect to dual-class capital structures merit consideration and have regularly received the board's attention, the board believes that there is no "one size fits all" model of governance. Even though dual-class capital structures may not benefit shareholders in some companies, they may promote long-term shareholder interests in others. As further discussed below, we currently believe that, as it pertains to Regeneron, the benefits of a dual-class capital structure outweigh the burdens. However, in light of the considerations discussed in this section (including investor feedback), we will continue to evaluate the Company's capital structure and will further engage with the holders of our common stock and Class A stock on this topic.

Discussed below are key factors you should keep in mind when assessing Regeneron's capital structure and considering whether your voting decision on Regeneron's directors should be driven by the existence of this structure.

Regeneron's dual-class capital structure is consistent with the Company's long-term focus and facilitates the creation of shareholder value over time. We believe our capital structure is aligned with the Company's long-term focus in an industry in which the development of a single product can take more than a decade and requires significant investments.

The dual-class capital structure fosters stability by helping to lessen the impact on the Company resulting from business cycles and short-term market pressures. It alleviates some pressure to achieve short-term results, allowing the board and management to dedicate their time to the pursuit of strategies and opportunities to enhance the long-term profitability of the Company and deliver value to shareholders. This is particularly important given the considerable investments and long-term time horizons involved in the development of our products.

We also believe that modestly amplifying the voting input of the Class A holders – primarily our co-founders, who still lead the Company – helps protect long-term, sustainable value creation. The interests of our co-founders are strongly aligned with those of our long-term shareholders. Through their leadership and vision, the Company's co-founders have been, and will continue to be, important to guiding the Company's strategy and success. Our co-founders have demonstrated a legacy of stewardship at the Company and are highly incentivized to create long-term value for the Company thanks in part to the long-term focus facilitated by the dual-class capital structure.

Our capital structure has given greater weight to the voting rights of the holders of common stock as the Company has matured. While multi-class capital structures of some companies enable the holders of the high-vote shares to outvote all other shareholders, this is not the case for Regeneron's dual-class voting structure.

The number of shares of Class A stock outstanding, which comprised ~95% of total shareholder votes at the time of our 1991 IPO, has been steadily decreasing ever since, effectively giving greater weight to the voting rights of the holders of common stock as the Company has matured. As of the record date of the 2025 Annual Meeting, the Class A stock comprised only ~15% of total shareholder votes. No new Class A stock has been issued since the IPO. In addition, Regeneron has the lowest percentage of votes held by the high-voting class out of all of the S&P 500 companies with multi-class voting structures.[4]



As of IPO (1991) — 95% voting power — 10.9 million Outstanding shares of Class A stock

As of April 15, 2025 — 15% voting power — 1.8 million Outstanding shares of Class A stock

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[4]   Based on Company analysis of available data reported in 2024.

The Company's corporate governance practices and principles provide for effective, independent board oversight and reinforce the Company's strong commitment to the creation of sustainable value for long-term shareholders. The rights of the holders of common stock are protected not only by their collective voting power of approximately 85%, but also by other features of Regeneron's corporate governance, including the further enhancements adopted by Regeneron based on shareholder input over the last decade. Such protective governance features include: majority voting and a director resignation policy in uncontested director elections; shareholders' right to call a special shareholder meeting upon the written request of at least 25% of the total number of votes entitled to be cast; executive sessions of the independent directors held at every regularly scheduled board meeting; annual board and committee self-evaluations; and our active, extensive shareholder engagement efforts. If the board's proposal to eliminate the classified board included in this proxy statement is approved by shareholders, it will also include annual election of all of Regeneron's directors starting with the 2028 annual shareholder meeting. See Proposal No. 4.

In addition, the Board is committed to ensuring that the Lead Independent Director, who is appointed annually by the independent directors, has an empowered role and provides effective balance to management. Our Lead Independent Director, Ms. Poon, was elected by the independent directors in recognition of her strong leadership and skills. The robust responsibilities of the Lead Independent Director are set forth in our Lead Independent Director Charter and are further discussed above under "Board Governance—Board Leadership—Responsibilities of Lead Independent Director."

The board's decision to propose board declassification, as discussed in this proxy statement, is evidence of the board's responsiveness to shareholder feedback on matters within the board's control and should alleviate shareholder concerns with the dual-class capital structure. As discussed above, the board has approved an amendment to Regeneron's Certificate of Incorporation to implement phased-in declassification of the board and annual elections for all of Regeneron's directors, and has recommended that shareholders approve this amendment at the 2025 Annual Meeting. In reaching the decision to recommend the declassification, the board considered shareholder feedback provided in recent engagement cycles – in particular the view that annual director elections enhance director accountability. The board also took into account that while it does not have the sole power to change the dual-class capital structure (as discussed further below), it is within its control to address another key shareholder concern by taking steps toward board declassification.

The dual-class capital structure has been in place since the Company's IPO. The Company's current capital structure, with both Class A stock and common stock outstanding, has been in place since before the Company became a publicly traded company in 1991. No new Class A stock has been issued since the IPO. Accordingly, each holder of shares of common stock has had notice of this capital structure before making an investment in the company.

We have enhanced transparency concerning our capital structure. As discussed above, we have been very transparent with our shareholders about Regeneron's capital structure and the limits on the board's ability to change this structure in a unilateral manner, and have consistently engaged on this topic in recent years. Thanks in part to such engagement, at the 2024 Annual Meeting, eight of our 10 largest institutional shareholders at the time of the meeting voted FOR all director nominees on the ballot despite adverse voting recommendations from the leading proxy advisory firms on account of Regeneron's capital structure.

Multi-class capital structures are not uncommon among public companies. Dual-class capital structures are recognized and valid under applicable federal and corporate law and stock exchange regulations and are not uncommon among public companies. Multi-class capital structures also do not appear to adversely impact company performance – in fact, a study conducted at the Yale School of Management Chief Executive Leadership Institute found that companies in the Russell 3000 with dual- and multi-class shares, on average, outperformed companies with single class shares across both the short- and long-term through October 3, 2024.[5]

The board does not have the sole power to change the dual-class capital structure – separate approval by the Class A stock would be required. As a matter of corporate law and Regeneron's Certificate of Incorporation, the voting rights granted to holders of Class A stock cannot be unilaterally changed by Regeneron's board or a vote of the holders of common stock. Such rights may be amended only with the approval of the majority of the shares of Class A stock. The Corporate Governance and Compliance Committee of the board has carefully considered shareholder feedback on the dual-class capital structure as well as other relevant factors, including corporate governance practices and the benefits and potential burdens of maintaining this capital structure. The Committee also actively discussed this structure with the majority holder of our Class A stock. The board and/or the Corporate Governance and Compliance Committee will continue to engage the Class A holders on this topic and evaluate Regeneron's corporate governance structure, policies, and practices.

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[5]   Sonnenfeld, Jeffrey and Tian, Steven. "Re-Thinking the Hostility Towards Dual-Class Share Structures: When Dual-Class Shares Work Better." Harvard Law School Forum on Corporate Governance, October 16, 2024 (referencing Yale Chief Executive Leadership Institute Study).

Other Governance Policies

Code of Ethics

The board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers, and directors. You can find this code on our website at **www.regeneron.com** under the "Governance" heading on the "Investors & Media" page. We may satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or a waiver from, a provision of our code of business conduct and ethics that applies to our principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions, by posting such information on our website where it is accessible through the same link noted above.

Public Policy Engagement

We are committed to adhering to the highest ethical standards when engaging in any political activities. Reflecting this commitment, the board of directors (upon the recommendation of the Corporate Governance and Compliance Committee) has adopted the Company's Corporate Political Contributions Policy, a formal written policy that, together with our code of business conduct and ethics, sets forth our policies and procedures on political contributions and political activity. The policy is available on our website at **www.regeneron.com** under the "Transparency & Policies" heading on the "Responsibility" page.

Stock Ownership Guidelines

We maintain robust stock ownership guidelines for our directors and senior executives, as shown below.

Non-Employee Directors	CEO and CSO	Other Senior Executives
Must own* shares with a value at least 3x their annual retainers.	Must own* shares with a value at least 6x their applicable base salaries.	Must own* shares with a value at least 2x their applicable base salaries.

* For purposes of our stock ownership guidelines, "owned" shares include shares of the Company's Class A stock and common stock as well as shares subject to outstanding time-based restricted stock and time-based restricted stock unit awards. Shares subject to unexercised stock options or unvested performance-based restricted stock unit awards are not considered "owned" for purposes of these guidelines.

Insider Trading Policy

We maintain an insider trading policy that governs the purchase, sale, and/or other dispositions of our securities by Regeneron as well as our directors, officers, employees, and certain other persons and entities as specified in the policy. The insider trading policy is designed to promote compliance with applicable insider trading laws, rules, and regulations, and the listing standards of the Nasdaq Stock Market LLC.

The insider trading policy can be found as an exhibit to our 2024 Annual Report.

The Company

Executive Officers of the Company

Our leadership team possesses deep and diverse industry knowledge, a passion for science, and a shared commitment to help transform lives. All officers of the Company are appointed annually and serve at the pleasure of the board of directors. The names, positions, ages, and background of the Company's executive officers as of April 15, 2025 are set forth below. There are no family relationships between any of our directors and executive officers. None of the corporations or other organizations referred to below with which an executive officer has previously been employed or otherwise associated is a parent, subsidiary, or affiliate of the Company.



Leonard S. Schleifer, M.D., Ph.D., 72, founded the Company in 1988 and has been a director and its President and Chief Executive Officer since its inception. Dr. Schleifer has served as co-Chair of the Board since 2023 and previously served as Chair of the Board from 1990 through 1994. Dr. Schleifer, together with Regeneron's founding scientist, Dr. Yancopoulos, built and has managed the Company over the past 37 years. Dr. Schleifer received his M.D. and Ph.D. in Pharmacology from the University of Virginia. Dr. Schleifer is a licensed physician and is certified in Neurology by the American Board of Psychiatry and Neurology.



George D. Yancopoulos, M.D., Ph.D., 65, joined Dr. Schleifer in 1989 as founding scientist of the Company, and together they built and have managed the Company since then. Dr. Yancopoulos is currently President and Chief Scientific Officer, and has served as a director since 2001 and as co-Chair of the Board since 2023. He received his M.D. and Ph.D. from Columbia University. Dr. Yancopoulos was the 11th most highly cited scientist in the world in the 1990s, and in 2004 he was elected to be a member of the National Academy of Sciences. Dr. Yancopoulos, together with key members of his team, is a principal inventor and/or developer of the 11 FDA-approved drugs the Company has developed, EYLEA, EYLEA HD, Praluent, Dupixent, Kevzara, Libtayo, Evkeeza, Inmazeb, Veopoz, ZALTRAP, and ARCALYST, as well as of its foundation technologies, including the TRAP technology, *VelociGene*®, and *VelocImmune*®.



Christopher Fenimore, 54, has been Executive Vice President, Finance and Chief Financial Officer since January 2025. He previously served as Senior Vice President, Finance and Chief Financial Officer from February 2024 to December 2024; Senior Vice President, Controller from January 2021 to February 2024; Vice President, Controller from March 2017 to December 2020; Vice President, Deputy Controller from January 2017 to March 2017; and Vice President, Financial Planning from January 2012 to December 2016. Prior to joining the Company in 2003, he was Vice President, Finance for a biotechnology start-up and worked in other healthcare industry-focused venture capital and investment banking roles. Mr. Fenimore started his career as an auditor at KPMG and is a Certified Public Accountant in the State of New York. Mr. Fenimore holds an M.A. in Biotechnology from Columbia University, an M.B.A. in Professional Accounting from Rutgers Business School, and a B.A. in Economics from Rutgers University.



Joseph J. LaRosa, 66, has been Executive Vice President, General Counsel and Secretary since January 2019. From September 2011 to December 2018, he served as Senior Vice President, General Counsel and Secretary. Before joining Regeneron, Mr. LaRosa was Senior Vice President, General Counsel, and Secretary at Nycomed US Inc. Mr. LaRosa's prior experience includes working in a number of senior legal positions at Schering-Plough Corporation from 1993 to 2009, where he was a corporate officer and served most recently as Vice President, Legal Affairs, and a member of the Operations Management Team. Mr. LaRosa received his J.D. from New York University School of Law.



Marion McCourt, 65, has been Executive Vice President, Commercial since January 2021. She previously served as Senior Vice President, Commercial from February 2018 to December 2020. From April 2017 until joining the Company, Ms. McCourt served as the Principal Operating Officer and the Chief Operating Officer and President of Axovant Sciences, Inc. Ms. McCourt previously served as chief operating officer of Medivation, Inc. from February 2016 until its acquisition by Pfizer Inc. in September 2016. Previously, Ms. McCourt worked at Amgen Inc., where she most recently served as a Vice President in U.S. Commercial Operations from February 2014 to January 2016. From May 2013 to January 2014, Ms. McCourt served as Vice President and General Manager at Amgen where she was responsible for the bone health and primary care business unit. From 2012 to 2013, she was Chief Operating Officer for AstraZeneca U.S., a division of AstraZeneca plc. Her responsibilities included oversight and leadership of all U.S. commercial functions, including medical affairs, business development, finance, human resources, legal, operations, and corporate affairs. During her 12-year tenure at AstraZeneca, Ms. McCourt was President and Chief Executive Officer of AstraZeneca Canada Inc. from 2011 to 2012 and also held various other roles at AstraZeneca Pharmaceuticals LP, a subsidiary of AstraZeneca plc. Ms. McCourt received her B.S. in Biology from Lafayette College.



Andrew J. Murphy, Ph.D., 67, has been Executive Vice President, Research since January 2019. He previously served as Senior Vice President, Research, Regeneron Laboratories from January 2013 to December 2018; Vice President, Target Discovery from May 2005 to December 2012; Vice President, Gene Discovery and Bioinformatics from January 2001 to May 2005; and Director of Genomics and Bioinformatics from May 1999 to December 2000. Dr. Murphy is a co-inventor of several of the Company's key technologies, including *VelociGene*® and *VelocImmune*®, and continues to lead several technology centers and therapeutic focus areas. He received his B.S. in Molecular Biology at the University of Wisconsin, and his Ph.D. in Human Genetics from Columbia University, College of Physicians and Surgeons.



Jason Pitofsky, 48, has been Vice President, Controller since February 2024. He previously served as Vice President, Accounting and Financial Reporting from January 2021 to February 2024 and as Executive Director, Accounting and Financial Reporting from January 2017 to December 2020. Between 2011 and 2017, Mr. Pitofsky held positions of increasing responsibility in the Company's accounting department. Prior to joining the Company in 2011, he was a Senior Manager at PricewaterhouseCoopers. Mr. Pitofsky holds a B.S. in Accounting from Binghamton University and is a Certified Public Accountant in the State of New York.



Daniel P. Van Plew, 52, has been Executive Vice President and General Manager, Industrial Operations and Product Supply since January 2016. From April 2008 to December 2015, Mr. Van Plew served as Senior Vice President and General Manager, Industrial Operations and Product Supply. Prior to that date, he served as Vice President and General Manager, Industrial Operations and Product Supply since joining the Company in 2007. From 2006 until 2007, Mr. Van Plew served as Executive Vice President, R&D and Technical Operations of Crucell Holland B.V., a global biopharmaceutical company. Between 2004 and 2006, Mr. Van Plew held positions of increasing responsibility at Chiron Biopharmaceuticals, part of Chiron Corporation, a biotechnology company, most recently as Senior Director, Vacaville Operations. From 1998 until 2004, Mr. Van Plew held various managerial positions in the health and life sciences practice at Accenture, Ltd., a management consulting business. Mr. Van Plew received his M.S. in Chemistry from The Pennsylvania State University and his M.B.A. from Michigan State University.

Corporate Responsibility

Regeneron's mission is to use the power of science to repeatedly bring life-changing medicines to patients. We are committed to operating responsibly, communicating transparently about our impacts, and engaging stakeholders in our mission. We strive to "Do Well by Doing Good," which guides our approach to corporate responsibility. We disclose detailed information about significant corporate responsibility matters in our annual responsibility reports.

Our board of directors and management team recognize the importance of corporate responsibility matters. The Company's policy is to take into consideration the long-term interests of the Company, its shareholders, and other stakeholders, including patients, employees, the healthcare community, regulators, collaborators, suppliers, and local communities. While the full board has retained oversight of the Company's strategies and policies related to the Company's culture, the board's Corporate Governance and Compliance Committee has been tasked with oversight of corporate responsibility as set forth in its charter. Under our Corporate Governance Guidelines, the Corporate Governance and Compliance Committee is responsible for overseeing and conducting a periodic review of the Company's corporate responsibility matters and key initiatives, including those expected to have a significant impact on the Company's ability to deliver sustained growth. Management, who is responsible for formulating and implementing such initiatives and matters, has established for these purposes a Responsibility Committee comprised of cross-functional business leaders that meets regularly to monitor performance against strategic objectives and discuss priority responsibility topics.

Our responsibility strategy centers on three focus areas:

- Improve the lives of people with serious diseases
- Foster a culture of integrity and excellence
- Build sustainable communities

As shown below, our 2025 responsibility goals span across these three areas, focusing on the environmental and social issues that we believe are most significant to our business and stakeholders.

2025 Global Responsibility Goals



IMPROVE THE LIVES OF PEOPLE WITH SERIOUS DISEASES

- Use the power of science to discover and advance important new medicines while continuing to make substantial investments in R&D.
- Identify genetic insights that will support the discovery and advancement of tomorrow's medicines through our Regeneron Genetics Center®.
- Set fair, value-based prices for our medicines and break down barriers to patient access.
- Support organizations that offer disease prevention, diagnosis, and treatment for people touched by serious diseases.



FOSTER A CULTURE OF INTEGRITY AND EXCELLENCE

- Cultivate a leading workplace experience that is rooted in our unique science-driven culture.
- Foster a welcoming culture that enables colleagues with different perspectives and backgrounds to thrive.
- Be vigilant in ensuring integrity remains at the core of how we operate.
- Implement continuous improvements to uphold our high-quality, safe, and reliable product supply.
- Make Regeneron the safest part of people's day by focusing on prevention in our drive towards zero incidents.



BUILD SUSTAINABLE COMMUNITIES

- Achieve our environmental targets to help protect and restore the planet.*
- Foster the next generation of scientific innovators by providing STEM experiences to 2.5 million students.
- Drive employee volunteer levels above national standards.

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*   Our accompanying set of environmental targets are outlined in detail in our 2024 Responsibility Report.

In 2024, we made significant progress toward achieving many of these responsibility goals. Select highlights within each focus area are summarized below, and a detailed discussion of our progress is included in our 2024 Responsibility Report.

Our responsibility efforts and progress across these focus areas have garnered recognitions. For example, as of the end of 2024, we were ranked in the top 10% of our industry in three leading ESG ratings: S&P Global, Sustainalytics, and ISS-ESG. Additionally, in 2024, we were included in the Dow Jones Sustainability World Index for the sixth year in a row and the Dow Jones Sustainability North America Index for the fifth year in a row. These global and regional indices are comprised of leaders in corporate responsibility.

We have also continued to enhance our responsibility reporting. Our 2024 Responsibility Report continues to align with the Sustainability Accounting Standards Board ("SASB") framework and with the Global Reporting Initiative Universal Standards. In 2025, we also published on our website our fifth annual Task Force for Climate-related Financial Disclosures ("TCFD") report on Regeneron's climate-related risks and opportunities.

Improve the lives of people with serious diseases. As a science-focused company, we operate Regeneron with the long-term outlook required to turn rigorous scientific research into important new medicines. All 11 of our medicines approved by the U.S. Food and Drug Administration ("FDA") and almost all of the product candidates in our clinical pipeline are homegrown – discovered in Regeneron's labs using our industry-leading, proprietary technologies. Our support for patients extends beyond the labs to disease education and awareness efforts, patient assistance programs, and our commitment to access to medicine and responsible pricing. We strive to make thoughtful and well-informed pricing decisions with fairness and affordability in mind and are guided in this endeavor by our board of directors, which provides oversight of all key pricing determinations. We believe we have the appropriate governance mechanisms and internal processes in place to ensure that pricing decisions are thoroughly and appropriately vetted prior to implementation and are made in line with our values and commitments. This includes routine presentations to our board of directors and/or the appropriate committees thereof on drug pricing strategies, practices, and trends.

In 2024, our commitment to improving lives was highlighted by securing regulatory approvals for several new indications for existing products and making significant progress in our product pipeline of approximately 40 product candidates as of the date of our 2024 Annual Report, including potential new treatments for ultra-rare and rare diseases and numerous types of cancer. In addition, the Regeneron Genetics Center continued to grow its database of nearly 3 million sequenced exomes to date in furtherance of its objective to expand the use of human genetics for discovering and validating genetic factors that cause or influence a range of diseases where there are major unmet medical needs. We are proud of these scientific accomplishments and the potentially life-changing benefits they can deliver to patients.

We are dedicated to making sure our medicines are available to everyone who needs them, including those in low- and middle-income countries ("LMICs"). For example, since 2018, we have worked with public health agencies and non-governmental organizations to offer Inmazeb, our treatment for the infection caused by Zaire ebolavirus, under a compassionate use protocol in response to Ebola outbreaks in affected African countries. We have an executive-sponsored Inmazeb access working group and we proactively engage public health agencies, non-governmental agencies, and others in our industry to ensure continued access to Inmazeb in LMICs.

Foster a culture of integrity and excellence. Regeneron's unique culture makes us who we are. Our culture includes our science-led mindset, our high ethical standards, and our unwavering focus on solving big, complex problems. We are equally committed to conducting our business responsibly and ethically. This is demonstrated through the range of policies, practices, and initiatives we have implemented, encompassing areas such as ethics and compliance, responsible sales and marketing, ethical clinical trials, responsible supply chain, occupational health and safety, and product quality and patient safety.

As we grow, we remain committed to making significant investments to attract and retain top talent and advance our culture. Our strategy is rooted in the understanding that a better workplace drives better science and that better science drives a better world. We have also continued to share our progress in these areas and related metrics in our 2024 Responsibility Report and publish consolidated EEO-1 data (data from annual reports submitted to the U.S. Equal Employment Opportunity Commission) on our website.

Build sustainable communities. While we operate globally, we remain closely connected to our local communities. We want them to be environmentally, culturally, and economically resilient. We recognize the ways environmental stresses can impact human health and are committed to doing our part to protect and restore the health of the planet in line with our mission to improve lives. As part of our 2025 responsibility goals, we set ambitious medium- and longer-term environmental sustainability targets. We report on our continued progress toward these goals and targets in our responsibility reports.

We also strengthen our communities through strategic philanthropic investments, in-kind donations, and the power of our colleagues' talents and time. We are a longstanding supporter of science, technology, engineering, and math ("STEM") education, and make major philanthropic investments to inspire and celebrate future scientific innovators, including our ten-year, $100-million commitment to the Regeneron Science Talent Search, the United States' most prestigious pre-college science and mathematics competition. We have also been the title sponsor of the Regeneron International Science and Engineering Fair, the world's largest pre-college science and engineering competition, since 2019 and made an additional $34 million, 5-year commitment to this program in 2023. Over the past five years, we have provided STEM experiences to approximately 3.2 million students, outperforming our goal of reaching 2.5 million STEM students by 2025.

We continue our efforts to achieve our 2025 responsibility goal of driving employee volunteer levels above national standards. In 2024, over 7,800 employees volunteered approximately 45,400 hours, including approximately 49% of our employees who volunteered nearly 27,400 hours to approximately 220 nonprofits during our eighth annual company-wide service event, *Day for Doing Good*.

We are proud to have been named to the Civic 50 for the eighth consecutive year. The Civic 50 recognizes the most community-minded companies in the United States.

For more information about our responsibility efforts and results, please refer to the 2024 Responsibility Report available on our website.

Certain Relationships and Related Transactions

Review, Approval, or Ratification of Transactions with Related Persons

The board of directors has adopted a written policy for the review, approval, or ratification of related person transactions. The Company considers transactions (or a series of related transactions) in which the Company is a participant, the amount involved exceeds $10,000 in any calendar year, and a director, officer, more than 5% holder of our voting securities, any immediate family member of any of the foregoing, or any related entity of any of the foregoing has a direct or indirect material interest to constitute related person transactions. The policy provides for a standing pre-approval of transactions with any passive institutional shareholder who holds more than 5% of our voting securities and transactions where all shareholders receive proportional benefits. With respect to any new transaction that is deemed pre-approved, the Audit Committee receives a summary of each such transaction and retains the ability to require that one or more of such transactions be subject to the standard approval procedures. The policy also requires that the arrangements relating to a permanent, full-time employment of an immediate family member of a director or executive officer hired by the Company be approved in accordance with the policy. In addition, in the event a person is or becomes a director or executive officer of the Company and an immediate family member of such person is a permanent, full-time employee of the Company, no material, outside-of-the-ordinary-course-of-business change in the terms of employment, including compensation, is permitted to be made without the prior approval of the Audit Committee (except, if the immediate family member is himself or herself an executive officer of the Company, any proposed change in the terms of employment is reviewed and approved in the same manner as compensatory arrangements of other executive officers).

The board of directors has determined that the members of the Audit Committee are best suited to review and approve related person transactions. Accordingly, each related person transaction (other than a transaction that is deemed pre-approved as described above) must be reviewed and approved or ratified by the members of the Audit Committee, other than any member of the Audit Committee that has an interest in the transaction. Under the policy, the Chair of the Audit Committee is delegated the authority to approve certain related person transactions that require urgent review and approval.

When reviewing, approving, or ratifying a related person transaction, the Audit Committee will consider several factors, including the benefits to the Company, the impact on a director's independence in the event that a director or his/her immediate family is involved in the transaction, the terms of the transaction, and the terms available to unrelated third parties or to employees in general, if applicable. Related person transactions are approved only if the Audit Committee (or the Chair of the Audit Committee pursuant to delegated authority in the circumstances noted above) determines that they are in, or are not inconsistent with, the best interests of the Company and our shareholders.

Other

Indemnification of Directors and Officers

Our Certificate of Incorporation provides that, to the fullest extent permitted under the New York Business Corporation Law, no director or officer of our Company shall be personally liable to the Company or its shareholders for monetary damages for any breach of fiduciary duty in such capacity. In addition, our By-Laws provide that we shall indemnify our directors and certain of our other personnel against expenses (including attorneys' fees) and certain other liabilities, including judgments, fines, and amounts paid in settlement, arising out of or incurred as a result of legal actions brought or threatened against them by reason of their position in our Company, subject to certain qualifications and provided that each such person acted in good faith, in a manner that they reasonably believed was in the Company's best interest, and, where applicable, not unlawful. Subject to the provisions of our Certificate of Incorporation, our By-Laws, and the New York Business Corporation Law, we may also advance expenses of the individuals entitled to indemnification.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of April 15, 2025, the number of shares of the Company's Class A stock and common stock beneficially owned by each of the Company's directors, each of the NEOs referred to below under "Compensation-Related Matters—Compensation Discussion and Analysis," all directors and current executive officers as a group, and each other person or group of persons known by the Company to beneficially own more than 5% of the outstanding shares of Class A stock or common stock, based upon (unless indicated otherwise) information obtained from such persons, and the percentage that such shares represent of the number of outstanding shares of Class A stock and common stock, respectively.

The Class A stock is convertible on a share-for-share basis into common stock. The Class A stock is entitled to ten votes per share and the common stock is entitled to one vote per share. No new shares of Class A stock have been issued since our IPO in 1991. See "Corporate Governance—Capital Structure" for more information. We have determined beneficial ownership in accordance with the rules of the SEC. Except as otherwise indicated in the footnotes below, we believe, based on the information furnished or otherwise available to us, that the persons named in the table below have sole voting and investment power with respect to all shares of Class A stock and common stock shown as beneficially owned by them, subject to applicable community property laws. We have based our calculation of percentage of shares of a class beneficially owned on 1,817,146 shares of Class A stock and 106,148,351 shares of common stock outstanding as of April 15, 2025, except that for each person listed who beneficially owns Class A stock (and for directors and executive officers as a group), the number of shares of common stock beneficially owned by that person (and by directors and executive officers as a group) and the percentage ownership of common stock of such person assume the conversion on April 15, 2025 of all shares of Class A stock listed as beneficially owned by such person (or persons in the case of directors and executive officers as a group) into common stock and also that no other shares of Class A stock beneficially owned by others are so converted.

In computing the number of shares of common stock beneficially owned by a person (and by directors and executive officers as a group) and the percentage ownership of common stock of such person (and by directors and executive officers as a group), shares of common stock subject to options, performance restricted stock units ("PSUs"), RSUs, or other convertible securities (if any) held by that person (and by directors and executive officers as a group) that are exercisable or releasable as of April 15, 2025 or are exercisable or releasable within sixty days after April 15, 2025 are deemed to be outstanding. Such shares are not deemed to be outstanding, however, for the purpose of computing the percentage ownership of common stock of any other person.

Name and Address of Beneficial Owner	Shares of Class A Stock Beneficially Owned[1]		Shares of Common Stock Beneficially Owned[1]	
	Number	Percent of Class	Number[2]	Percent of Class
Beneficial Owners of More than 5% of Class A Stock or Common Stock (Other than Directors and Executive Officers):				
The Vanguard Group, Inc.[3] 100 Vanguard Blvd. Malvern, PA 19355	—	—	8,838,240	8.3%
BlackRock, Inc.[4] 55 East 52nd Street New York, New York 10055	—	—	8,629,707	8.1%
FMR LLC[5] 245 Summer Street Boston, Massachusetts 02210	—	—	8,188,770	7.7%
JPMorgan Chase & Co.[6] 383 Madison Avenue New York, NY 10179	—	—	7,219,436	6.8%
Directors and Executive Officers:[7]				
Leonard S. Schleifer, M.D., Ph.D.	1,725,565[8]	95.0%	3,065,344[9]	2.8%
George D. Yancopoulos, M.D., Ph.D.	42,750[10]	2.4%	1,797,120[11]	1.7%
Bonnie L. Bassler, Ph.D.	—	—	18,058[12]	[28]
Michael S. Brown, M.D.	—	—	17,023[13]	[28]
N. Anthony Coles, M.D.	—	—	8,579[14]	[28]
Christopher Fenimore	—	—	83,487[15]	[28]
Joseph L. Goldstein, M.D.	—	—	10,861[16]	[28]
Kathryn Guarini, Ph.D.			4,472[17]	[28]
Robert E. Landry *(retired)*	—	—	74,459[18]	[28]
Andrew J. Murphy, Ph.D.	—	—	268,499[19]	[28]
Christine A. Poon	—	—	45,611[20]	[28]
Arthur F. Ryan	—	—	24,768[21]	[28]
David P. Schenkein, M.D.			4,472[22]	[28]
George L. Sing	—	—	73,237[23]	[28]
Craig B. Thompson, M.D.	—	—	6,697[24]	[28]
Daniel P. Van Plew	—	—	91,906[25]	[28]
Huda Y. Zoghbi, M.D.	—	—	30,203[26]	[28]
All Directors and Current Executive Officers as a Group (19 persons)	1,768,315	97.4%	5,808,697[27]	5.3%

[1] The inclusion in this table of any Class A stock or common stock, as the case may be, deemed beneficially owned does not constitute an admission of beneficial ownership of those shares.

[2] For each person listed who beneficially owns Class A stock (and for directors and executive officers as a group), the number of shares of common stock listed includes the number of shares of Class A stock listed as beneficially owned by such person (or persons in the case of directors and executive officers as a group).

3   Based solely on an amendment to a Schedule 13G filed by The Vanguard Group, Inc. on February 13, 2024. According to this amendment, The Vanguard Group, Inc. has shared voting power as to 132,744, sole dispositive power as to 8,390,875, and shared dispositive power as to 447,365 of the shares reported as beneficially owned.

4   Based solely on an amendment to a Schedule 13G filed by BlackRock, Inc. on January 25, 2024. According to this amendment, BlackRock, Inc. has sole voting power as to 7,824,297 of the shares reported as beneficially owned and sole dispositive power as to all of the shares reported as beneficially owned.

5   Based solely on an amendment to a Schedule 13G jointly filed by FMR LLC and Abigail P. Johnson on February 12, 2025. According to this amendment, FMR LLC has sole voting power as to 7,823,952 of the shares reported as beneficially owned and sole dispositive power as to all of the shares reported as beneficially owned. Abigail P. Johnson is a Director, the Chairman, and the Chief Executive Officer of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, as amended, to form a controlling group with respect to FMR LLC.

6   Based solely on an amendment to a Schedule 13G filed by JPMorgan Chase & Co. on January 25, 2024. According to this amendment, JPMorgan Chase & Co. has sole voting power as to 6,521,043, shared voting power as to 25,308, sole dispositive power as to 7,180,482, and shared dispositive power as to 35,881 of the shares reported as beneficially owned.

7   The address for each director and executive officer is c/o Regeneron Pharmaceuticals, Inc., 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707.

8   Includes 14,775 shares of Class A stock held in a trust for the benefit of Dr. Schleifer's son, of which Dr. Schleifer is a trustee.

9   Includes (i) 669,303 shares of common stock purchasable upon the exercise of options granted pursuant to the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan, the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan, or the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (collectively, the "Long-Term Incentive Plans") that are exercisable or become so within sixty days after April 15, 2025; (ii) 407,552 shares of common stock held in grantor retained annuity trusts of which Dr. Schleifer is the trustee; (iii) 39,985 shares of common stock held in a trust for the benefit of Dr. Schleifer's family members, of which Dr. Schleifer's spouse is a trustee; (iv) 100 shares of common stock held in a charitable foundation of which Dr. Schleifer is a director and officer; and (v) 5,962 shares of common stock held in an account under the Company's 401(k) Savings Plan.

10 Of these shares, 23,367 shares are held in trust for the benefit of Dr. Yancopoulos's children and certain other family members; Dr. Yancopoulos is a trustee of the trust. The remaining 19,383 shares are held in trusts for the benefit of Dr. Yancopoulos's children, of which Dr. Yancopoulos is the trustee.

11 Includes (i) 643,395 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; (ii) 5,933 shares of common stock held in an account under the Company's 401(k) Savings Plan; (iii) 468,994 shares of common stock held in a trust for the benefit of Dr. Yancopoulos's children and certain other family members, of which Dr. Yancopoulos is a trustee; (iv) 180,000 shares of common stock held in trusts for the benefit of Dr. Yancopoulos's children; (v) 400,000 shares of common stock held in grantor retained annuity trusts of which Dr. Yancopoulos is the trustee; and (vi) 56,048 shares of common stock held by certain of Dr. Yancopoulos's children.

12 Consists of (i) 16,602 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; and (ii) 1,456 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 15, 2025 upon termination of service.

13 Consists of (i) 4,405 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; (ii) 6,162 shares of common stock held in a trust of which Dr. Brown and his spouse are trustees for the benefit of Dr. Brown's immediate family members; (iii) 5,000 shares of common stock held in a trust of which Dr. Brown's spouse is trustee for the benefit of Dr. Brown's immediate family members; and (iv) 1,456 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 15, 2025 upon termination of service. Dr. Brown disclaims beneficial ownership of the shares referenced in (iii).

14 Includes (i) 7,112 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; and (ii) 1,456 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 16, 2024 upon termination of service.

15 Includes (i) 63,740 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; (ii) 6,853 shares of restricted stock ("RSAs"); (iii) 1,535 shares of common stock held in an account under the Company's 401(k) Savings Plan; (iv) 1,897 shares of common stock held in a trust of which Mr. Fenimore and his spouse are trustees for the benefit of Mr. Fenimore's spouse; and (v) 50 shares of common stock held in trusts of which Mr. Fenimore's spouse is the trustee for the benefit of Mr. Fenimore's children.

16 Includes (i) 4,405 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; and (ii) 1,456 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 15, 2025 upon termination of service.

17 Consists of (i) 4,116 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; and (ii) 356 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 15, 2025 upon termination of service.

[18]   Includes (i) 64,281 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; and (ii) 286 shares of common stock held in an account under the Company's 401(k) Savings Plan.

[19]   Includes (i) 215,077 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; (ii) 18,778 RSAs; and (iii) 4,348 shares of common stock held in an account under the Company's 401(k) Savings Plan.

[20]   Includes (i) 43,351 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; and (ii) 1,456 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 15, 2025 upon termination of service.

[21]   Includes (i) 7,112 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; and (ii) 1,456 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 15, 2025 upon termination of service.

[22]   Consists of (i) 4,116 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; and (ii) 356 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 15, 2025 upon termination of service.

[23]   Includes (i) 43,351 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; (ii) 750 shares of common stock held by Mr. Sing's spouse; (iii) 400 shares of common stock held by Mr. Sing's spouse as custodian for the benefit of their son; (iv) 1,000 shares of common stock held in a trust for benefit of Mr. Sing's son; and (v) 1,456 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 15, 2025 upon termination of service.

[24]   Consists of (i) 6,169 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; and (ii) 528 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 15, 2025 upon termination of service.

[25]   Includes (i) 55,990 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; (ii) 15,769 RSAs; and (iii) 1,124 shares of common stock held in an account under the Company's 401(k) Savings Plan.

[26]   Consists of (i) 28,747 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; and (ii) 1,456 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 15, 2025 upon termination of service.

[27]   Includes (i) 2,016,595 shares of common stock purchasable upon exercise of options granted pursuant to the Long-Term Incentive Plans that are exercisable or become so within sixty days after April 15, 2025; (ii) 62,763 RSAs; (iii) 12,888 shares of common stock issuable upon settlement of RSUs that are releasable within sixty days after April 15, 2025; and (iv) 19,510 shares of common stock held in an account under the Company's 401(k) Savings Plan.

[28]   Represents less than 1%.

Audit Matters

Introduction

The Audit Committee has appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025. PricewaterhouseCoopers LLP (or its predecessor) has audited the Company's financial statements for the past 36 years. The Audit Committee believes that the continued engagement of one independent registered public accounting firm contributes to higher quality audit work and greater operational efficiencies by leveraging PricewaterhouseCoopers LLP's deep institutional knowledge of our operations and business, accounting policies and practices, and internal controls. SEC rules and PricewaterhouseCoopers LLP policies require the lead audit partner to be rotated at least every five years. The Audit Committee and its Chair are involved in the selection of PricewaterhouseCoopers LLP's lead audit partner pursuant to this rotation. A new lead audit partner was selected beginning with the fiscal year 2022 audit. Additionally, in order to ensure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the Company's independent registered public accounting firm.

The Audit Committee and the board of directors believe that the continued retention of PricewaterhouseCoopers LLP to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its shareholders.

The board of directors has directed that the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025 be submitted for ratification by the shareholders at the 2025 Annual Meeting. Shareholder ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025 is not required by the Company's charter documents or otherwise, but is being pursued as a matter of good corporate practice. If shareholders do not ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2025, the board of directors will consider the matter at its next meeting. Even if the selection is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

PricewaterhouseCoopers LLP has advised the Company that it will have in attendance at the 2025 Annual Meeting a representative who will be afforded an opportunity to make a statement, if such representative desires to do so, and will respond to appropriate questions presented at the 2025 Annual Meeting.

Information about Fees Paid to Independent Registered Public Accounting Firm

Aggregate fees incurred related to services provided to the Company by PricewaterhouseCoopers LLP for the years ended December 31, 2024 and 2023 were:

	2024 ($)	2023 ($)
Audit Fees	4,014,081	3,551,587
Audit-Related Fees	15,000	25,000
Tax Fees	—	—
All Other Fees	19,670	6,195
Total Fees	4,048,751	3,582,782

Audit Fees. Audit fees in 2024 and 2023 were primarily for professional services rendered for the audit of the Company's financial statements for the fiscal year, including attestation services required under Section 404 of the Sarbanes-Oxley Act of 2002, technical accounting consultations related to the annual audit, and reviews of the Company's quarterly financial statements included in its Form 10-Q filings.

Audit-Related Fees. Audit-related fees in 2024 were for services related to the filing of a registration statement on Form S-3. Audit-related fees in 2023 were for pre-implementation review services in connection with an upgrade of the Company's enterprise resource planning software.

Tax Fees. The Company did not incur any tax fees in 2024 or 2023.

All Other Fees. All other fees in 2024 and 2023 were for annual subscriptions to accounting and other resources.

The Audit Committee has adopted a policy regarding the pre-approval of audit and permitted non-audit services to be performed by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP. The Audit Committee will, on an annual basis, consider and, if appropriate, approve the provision of audit and non-audit services by PricewaterhouseCoopers LLP. The Audit Committee did not utilize the *de minimis* exception to the pre-approval requirements to approve any services provided by PricewaterhouseCoopers LLP during fiscal 2024 or 2023.

Audit Committee Report

We have reviewed the audited financial statements of the Company for the year ended December 31, 2024, which are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, and met with both management and PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, to discuss those financial statements. The Audit Committee has discussed with the Company's independent registered public accounting firm the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the Securities and Exchange Commission. The Audit Committee also discussed with the independent registered public accounting firm their independence relative to the Company and received and reviewed the written disclosures and the letter from the independent registered public accounting firm required by the PCAOB.

Based on the foregoing discussions and review, the Audit Committee recommended to the board of directors that the audited financial statements of the Company for the year ended December 31, 2024 be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the Securities and Exchange Commission.

We have appointed PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025. This appointment was based on a variety of factors, including PricewaterhouseCoopers LLP's competence in the fields of accounting and auditing.

The Audit Committee
George L. Sing, Chair
N. Anthony Coles, M.D.
Kathryn Guarini, Ph.D.
Arthur F. Ryan

Proposal No. 2
Ratification of Appointment of Independent Registered Public Accounting Firm

 **The board of directors recommends a vote FOR ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025.**

Compensation-Related Matters

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis ("CD&A") describes the philosophy, objectives, and structure of our 2024 executive compensation program.[1]

Our Named Executive Officers

Our "Named Executive Officers" or "NEOs" for 2024 are identified below. We use the expression "our current NEOs" to refer to those Named Executive Officers who were serving as our officers at year-end 2024 (Mr. Landry, who retired from full-time employment with the Company in February 2024, is excluded from this group).



Leonard S. Schleifer, M.D., Ph.D.
Board co-Chair,
President and Chief Executive Officer



George D. Yancopoulos, M.D., Ph.D.
Board co-Chair,
President and Chief Scientific Officer



Christopher Fenimore
Executive Vice President, Finance and Chief Financial Officer



Daniel P. Van Plew
Executive Vice President and General Manager, Industrial Operations and Product Supply



Andrew J. Murphy, Ph.D.
Executive Vice President, Research



Robert E. Landry *(retired)*
Former Executive Vice President, Finance and Chief Financial Officer

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[1] In this section, "we," "us," and "our" refer to the Company and, where applicable, to the Compensation Committee of the Company's board of directors.

Executive Summary

Introduction to Our Compensation Program

The starting premise for compensation at Regeneron is that our compensation practices must be "fit for purpose" and reinforce the long-term outlook necessary to fulfill the Company's mission – to turn rigorous scientific research into groundbreaking medicines. This mission is the ultimate driver of sustainable, long-term value creation for our shareholders. Regeneron's pay philosophy has been designed to incentivize our employees to pursue this mission and to nurture the Company's distinct culture. We are committed to our long-standing compensation philosophy but also actively seek and consider the views of our shareholders on compensation matters. Therefore, Regeneron's compensation program discussed in this CD&A is both the direct product of our pay philosophy and a reflection of compensation feedback from our shareholders. Since our company became public in 1991 through the end of 2024, Regeneron delivered an aggregate total shareholder return ("TSR") of nearly 3,300%, outperforming the S&P 500 over this period. We believe this long-term performance demonstrates the effectiveness of our approach to incentivizing our employees and aligning their interests with those of our shareholders.

Company Culture

Regeneron is a unique company at the forefront of medical science, with a relentless focus on long-term growth through internal innovation. Our story is unusual, with remarkable consistency of leadership and a single-minded purpose to accelerate discovery and development of innovative medicines. An "overnight breakthrough" in the biotechnology industry takes years of research and drug development spearheaded by a collection of the world's top scientists, staff, and businesspeople that are supported by substantial and patient capital investment. Regeneron's culture is defined by loyal and motivated employees with the drive of an entrepreneur and the mind of a scientist who are dedicated to this mission and guided by a strong sense of purpose. Employee engagement, commitment, and achievements are key drivers of pipeline success and our long-term performance.

Pay Philosophy

For Regeneron to succeed, our compensation model must reward long-term, sustainable performance and reinforce a culture where employees are empowered to pursue fulfilling careers while focusing on our mission. Therefore, our compensation model is designed to encourage experimentation, innovation, and long-term thinking within an appropriate governance framework. Our exceptionally broad-based equity program exemplifies this approach. Like many companies, we use equity-based pay to align employees' interests with our long-term success; but unlike most peers, a key part of our pay philosophy is to award equity-based pay to all employees. This unique approach ensures that when we deliver for patients and for shareholders, everyone shares in the success. Every one of the more than 15,000 Regeneron full-time employees has an ownership interest in Regeneron. Our equity grant guidelines are designed to ensure broad equity utilization rather than just rewarding top executives – in recent years, approximately 90% of our annual employee equity grants were awarded to employees other than our NEOs.

Shareholder Engagement & Feedback

We seek and carefully consider the views of our shareholders on executive compensation and other compensation matters. We do this not only formally through our annual say-on-pay vote but also through direct discussions with shareholders and informal exchanges. We have made a significant effort to foster long-term relationships and trust with our shareholders. In recent years, we have focused on strengthening the alignment of our executive compensation program with investor perspectives and interests without disrupting the unique and effective relationship between the program and our corporate culture and pay philosophy. For example, in response to shareholder feedback and in recognition of the impact of our growth on the use of equity, in recent years we incorporated full-value awards as a component of our annual equity grants, recalibrated the sizing of equity grants, and used performance restricted stock units for some of our most senior officers.

Effective Compensation Structure

Engaged and Loyal Workforce

- Industry-leading 94% retention rate in 2024[2] – highest level in last decade
- 88% of our employees said Regeneron is a great place to work in a 2024 internal survey

Sustained Pipeline Success

- 11 FDA-approved products since inception – all invented at Regeneron
- ~40 product candidates in clinical development

Shareholder Value Creation

- ~3,300% TSR since becoming a public company (1991-2024)
- 90% TSR over the last five years (2019-2024)

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[2]   Based on Regeneron's turnover rate compared to the industry average. In 2024, our turnover rate was 5.9% compared to an industry average of 21.4%. Industry average is based on data of U.S. life sciences companies reported in Aon's 2024 Salary Increase and Turnover Study.

What's New for 2024

2024 Business Developments

In 2024, we had many notable scientific, financial, and operational achievements and also faced several significant challenges. We highlight key 2024 accomplishments and challenges below and provide a comprehensive overview of our 2024 performance, as well as the Compensation Committee's assessment of this performance, in the subsection "Components of Executive Pay: What We Pay and Why We Pay It—Annual Cash Incentives." Importantly, we continued to demonstrate our commitment to driving sustainable, long-term shareholder value creation, including by investing $5.1 billion in research and development ("R&D") and $756 million in capital expenditures in 2024.

Regulatory Actions

EYLEA HD:

- ✓ Obtained approvals by the European Commission ("EC") and Japan's Ministry of Health, Labour and Welfare ("MHLW") for the treatment of wet age-related macular degeneration ("wAMD") and diabetic macular edema ("DME")
- ✓ Obtained EC approval for pre-filled syringe

Dupixent:

- ✓ Obtained approvals by FDA, EC, and China's National Medical Products Administration ("NMPA") for uncontrolled chronic obstructive pulmonary disease ("COPD") and an eosinophilic phenotype
- ✓ Obtained FDA approval for chronic rhinosinusitis without nasal polyposis in adolescents
- ✓ Obtained approvals by FDA and EC for eosinophilic esophagitis ("EoE") in pediatrics
- ✓ Obtained MHLW approval for the treatment of chronic spontaneous urticaria ("CSU") in adults and adolescents

Ordspono (odronextamab):

- ✗ Received Complete Response Letters ("CRLs") from FDA for Biologics License Application ("BLA") for relapsed/refractory ("R/R") follicular lymphoma ("FL") and in R/R diffuse large B-cell lymphoma ("DLBCL") due to enrollment status of confirmatory Phase 3 trials*
- ✓ Obtained EC approval for R/R FL and DLBCL

Linvoseltamab:

- ✗ Received CRL from FDA for BLA for R/R multiple myeloma due to findings resulting from an inspection at a third-party fill/finish manufacturer*

Clinical and Significant Pipeline Advances

EYLEA HD:

- ✓ Reported Phase 3 QUASAR trial in macular edema following retinal vein occlusion met its primary endpoint
- ✓ Presented positive three-year data from extension study of Phase 3 DME trial

Dupixent:

- ✓ Reported Phase 3 NOTUS trial in COPD with evidence of type 2 inflammation met its primary and key secondary endpoints
- ✓ Reported second Phase 3 trial in CSU in biologic-naïve patients met its primary and key secondary endpoints and completed supplemental BLA ("sBLA") resubmission for this indication
- ✓ Reported Phase 3 trial in bullous pemphigoid met its primary and all key secondary endpoints and completed sBLA submission for this indication

Libtayo/Oncology Programs:

- ✓ Reported positive interim data from Phase 3 trial of Libtayo in adjuvant cutaneous squamous cell carcinoma ("CSCC")
- ✓ Presented positive five-year survival data from Phase 3 trial of Libtayo in non-small cell lung cancer
- ✓ Presented positive two-year data from Phase 1 trial of fianlimab (in combination with Libtayo) in advanced melanoma

Factor XI Antibody Programs:

- ✓ Reported positive results from Phase 2 trials in thrombosis

Pipeline Growth:

- ✓ Initiated over 30 Company-led clinical trials for new or existing programs

Commercial and Operational Execution

EYLEA HD and EYLEA:

- ✓ Increased aggregate full-year 2024 U.S. net product sales 1% to $5.97 billion versus 2023, including $1.20 billion from EYLEA HD
- ✗ Did not meet internal goal for EYLEA HD U.S. net product sales in 2024

Dupixent:

- ✓ Increased full-year 2024 global net product sales (recorded by our collaborator Sanofi) 22% to $14.15 billion versus 2023

Libtayo:

- ✓ Increased full-year 2024 global net product sales 40% to $1.22 billion versus 2023

Commercial and Manufacturing Expansion:

- ✓ Established commercial capabilities in additional countries outside the United States
- ✓ Expanded manufacturing capabilities and advanced process validation of the Company's first fill/finish facility located in Rensselaer, New York

Financial Execution and Talent Management

Financial Results:

- ✓ Grew full-year 2024 revenues 8% to $14.20 billion versus 2023
- ✓ Increased full-year 2024 GAAP and non-GAAP diluted net income per share, or EPS, 10% and 4% to $38.34 and $45.62,** respectively, versus 2023

Share Repurchase Programs:

- ✓ Repurchased $2.6 billion of common stock

Talent Management:

- ✓ Reached headcount of over 15,000 employees across 14 countries, up 12% year over year, while achieving retention rate at highest level in a decade and in the top decile of the industry
- ✓ Received overwhelmingly positive employee feedback, with 88% of employees indicating in a company-wide survey that Regeneron is a great place to work
- ✓ For the 14th year in a row, placed in the top five in Science magazine's annual "Top Employers Survey" of the global biotechnology and pharmaceutical industry

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*   BLAs for odronextamab in R/R FL and linvoseltamab in R/R multiple myeloma were resubmitted to, and accepted by, the FDA for review in the first quarter of 2025.

** Non-GAAP net income and non-GAAP net income per share, or EPS, are not measures calculated in accordance with GAAP. See Appendix A for a definition of these measures and a reconciliation of each of these measures to the most directly comparable GAAP financial measure.

Compensation in 2024

In 2024, we remained committed to our compensation philosophy and compensation program, the most important objective of which is to support the long-term success of Regeneron. As a result, there were no fundamental changes to the way we compensated our current NEOs in 2024.

Key compensation decisions in 2024 are highlighted below.

Lower Company Performance Multiplier for Annual Cash Incentive Awards

The Compensation Committee set the Company performance multiplier at 1.5 for 2024 annual cash incentive awards, down from 1.9 for 2023. In setting a substantially lower Company performance multiplier for 2024, the Committee balanced notable 2024 accomplishments with recognizing that some of the 2024 corporate goals had not been achieved. Among other matters, the Committee took note of several pipeline and R&D accomplishments in 2024 positioning Regeneron well for long-term success, such as label expansions for EYLEA HD and Dupixent and R&D advancements in the Company's oncology, Factor XI, and obesity programs. Such accomplishments were in the Committee's view partially offset by the Complete Response Letters received from the FDA in respect of the Company's odronextamab and linvoseltamab BLAs, as well as full-year 2024 U.S. net product sales of EYLEA HD falling below the Company's internal goal.[3]

No CEO/CSO Year-End Equity Awards and Flat Year-End Equity Awards for Other Current NEOs

Regeneron's CEO and CSO received no equity awards in 2024, consistent with the board's commitment to refrain from issuing such awards during the five-year performance period of the performance restricted stock units ("PSUs") granted to the CEO and CSO in 2020.[4]

In addition, other current NEOs received 2024 year-end equity awards with values equal to those of their corresponding 2023 year-end awards. In keeping the equity award values unchanged year over year, the Committee primarily considered each such NEO's importance to the Company's future performance and such NEO's individual contributions to the Company's performance in 2024, as well as the Company's overall performance in 2024.[5]

Modest Increase to Base Salaries

Each of our current NEOs received a 2.0% base salary increase for 2025, consistent with merit base salary increases for other officers and below merit base salary increases for other employees. Our Chief Financial Officer, Mr. Fenimore, also received a base salary adjustment in connection with his promotion to Executive Vice President effective January 1, 2025.

> The Compensation Committee's year-end decisions in 2024 reflected **pay-for performance principles** while also staying true to a pay philosophy designed to **support the long-term success of Regeneron.**

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[3] See "Components of Executive Pay: What We Pay and Why We Pay It—Annual Cash Incentives" for more information on the Committee's process in setting the Company performance multiplier for 2024.

[4] See "Components of Executive Pay: What We Pay and Why We Pay It—Annual Equity Awards" for more information on these past PSU awards.

[5] See "Components of Executive Pay: What We Pay and Why We Pay It—Annual Equity Awards" for more information on these 2024 equity awards.

2024 Shareholder Engagement and Feedback



2024 Say-on-Pay Vote

- 2024 say-on-pay proposal received the support of 95% of votes cast
- Highest level of support in over a decade; third consecutive year of ~90% support



55% engaged   **60%** contacted

2024 Engagement

- Invited engagement with shareholders collectively representing nearly 60% of our public shares[6]
- Engaged in direct one-on-one discussions with shareholders representing approximately 55% of our public shares

What We Learned About Our Compensation Program

- Generally positive feedback on executive pay program
- Strong support for Regeneron's broad-based equity program; broad utilization seen as a mitigating factor for burn rate that is higher compared to the burn rates reported by many similarly sized companies
- Continued preference for large portion of equity grants in the form of performance-based equity awards; several shareholders do not view time-based stock options as performance-based
- Several investors would like to see PSUs utilized as part of the mix of equity grants for senior executives
- Differing views on equity award performance metrics
- Preference for simple, well-explained compensation plan design

How We Responded

- No material changes to the executive compensation program in 2024 in light of the program's continued alignment with business strategy and overall support from our shareholders evidenced by the 2024 say-on-pay vote results
- 2024 feedback thoroughly discussed by the Compensation Committee and considered for pay decisions and equity compensation design for future years[7]
- Shortened and streamlined CD&A in this proxy statement to respond to demand for simpler, more straightforward disclosure

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[6] The term "public shares" refers to the shares of our common stock outstanding as of December 31, 2024, excluding shares held by our directors and executive officers.

[7] See the subsection "Compensation Discussion and Analysis—Compensation Processes—Shareholder Input and Outreach and the 2024 Say-on-Pay Vote Result" for a more detailed discussion of our shareholder engagement program as well as a summary of recent actions taken in response to shareholder feedback.

Compensation Program Overview

Compensation Program Objectives and Principles

Regeneron's executive compensation program is designed to pay for performance, drive the creation of long-term, sustainable shareholder value, deliver compensation that is competitively positioned amongst Regeneron's peers, encourage a shareholder mindset, and align with the pursuit and achievement of both our short-term and long-term strategic goals. Managing our business for the long term is core to our culture, as demonstrated by our history of growing through innovation and through a pipeline of internally developed medicines. The pay program at Regeneron must also attract and retain talented leaders who can innovate and execute effectively. The compensation program must further support the board's and management's broader objectives, such as those relating to research and product development; access to our medicines; quality and compliance; and human capital management.

We strive to achieve these objectives by considering the following core principles when designing and determining appropriate compensation structures:

Drive innovation through ownership culture

Our objective is to create and reinforce a culture where employees think and act like owners, are empowered to pursue fulfilling careers, and focus on our mission of drug discovery and development. We believe a broad-based equity program that incentivizes long-term performance and promotes employee retention is a key ingredient in achieving this culture of ownership and innovation. Every one of the more than 15,000 Regeneron full-time employees has an ownership interest in Regeneron.

Prioritize design simplicity and long-term orientation

Tying compensation to long-term, Company-wide success and straightforward Company goals has enabled us to encourage decision-making that we believe is consistent with the long-term sustainability of our Company and our reputation. Our objective is to remain nimble, to encourage evolutionary ideas when strategies need to change, and to have the ability to pivot quickly if needed, without being hindered by overly complex compensation structures.

Provide at-risk, performance-based equity to all employees

A key part of our pay philosophy since our inception has been to award equity-based pay to all employees, not just senior executives, to ensure that when we deliver for patients and for shareholders, everyone shares in our success. In line with this goal, approximately 90% of the employee equity grants in each of the last five years were awarded to our employees other than our NEOs. We believe this approach represents one of our competitive advantages and has resulted in an engaged workforce and high retention rates.

Align with shareholder interests

Our objective has always been to ensure close alignment with shareholder interests. All of the direct pay of our CEO and CSO, except for base salaries, depends on performance and is "at-risk." For our CEO, at-risk pay comprised 94% of his direct pay in 2024, which is significantly higher than the percentage of at-risk compensation for CEOs in our Peer Group, as shown in the charts on the following page.[8] More broadly, the long-term nature of our equity program is consistent with the drug discovery and development cycle, and, therefore, helps drive the creation of long-term shareholder value. Further information about pay-versus-performance alignment is provided in the subsection "Compensation Dashboard—Additional Compensation Information—Pay Versus Performance."

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[8] We define "direct pay" or "direct compensation" as total compensation as reported in the Summary Compensation Table in the applicable proxy statement, other than the amounts reported as "All other compensation" and (if applicable) amounts reported under "Change in pension value and nonqualified deferred compensation earnings."

How Our Pay Program Works

To create an effective executive compensation structure, the Compensation Committee relied on the following elements of direct pay for our NEOs in 2024.

	Element	Performance Period	Objective/Link to Shareholder Value	How We Determine Amount
FIXED	**Base Salaries**	Ongoing	Attract and retain top talent	Scope of responsibilities, experience, annual performance, significance of the role, and market competitiveness
VARIABLE	**Cash Incentives** (Current NEOs)	Annual	Motivate and reward our executives for short-term achievements and milestones towards long-term achievements	Corporate performance (CEO and CSO); corporate performance and individual contributions to such performance (other current NEOs)
	Stock Options (Current NEOs other than CEO and CSO*)	Four-year vesting schedule (25% per year); 10-year term	Motivate and reward our executives for long-term achievements and shareholder value creation	Past and expected future individual contributions to corporate performance, retention considerations, market data, and historical grant amounts
	RSAs (Current NEOs other than CEO and CSO*)	Four-year vesting schedule (50% every two years)	Reinforce long-term focus, reward high performance, and promote long-term retention	

*   Drs. Schleifer and Yancopoulos did not receive any equity awards in 2024 in light of their five-year, front-loaded PSU awards granted in 2020. See "Update on 2020 PSU Awards" below for more information.

Our executive compensation structure emphasizes at-risk, performance-based pay, with increased performance accountability as responsibility increases. In the case of our CEO and CSO, all of their direct pay, except for base salaries, depends on performance and is "at-risk."



Regeneron CEO Pay Mix*
- **94%** At-risk (STIP + At-risk Equity)
- 6% Salary (Short-term Incentive)
- 11% STIP (Short-term Incentive)
- 83% At-risk Equity (Long-term Incentive)

Peer Group Average CEO Pay Mix*
- **76%** At-risk (STIP + At-risk Equity)
- 7% Salary (Short-term Incentive)
- 17% Other Equity (Long-term Incentive)
- 17% STIP (Short-term Incentive)
- 59% At-risk Equity (Long-term Incentive)

*   "At-risk Equity" consists of stock options and any equity awards with performance-based vesting conditions (such as PSUs). For purposes of this chart, we annualized the five-year, front-loaded PSU award that was granted to our CEO in 2020. "Other Equity" consists of all other equity awards, such as time-based RSAs and RSUs. "At-risk Equity" and "Other Equity" reflect the grant date fair value of such equity awards. "STIP" consists of bonus and/or other applicable compensation provided under short-term, non-equity incentive plans. "At-risk" compensation consists of STIP and At-risk Equity. Total compensation amounts reflect direct compensation (total reported compensation, other than amounts reported as "All other compensation" and (if applicable) amounts reported under "Change in pension value and nonqualified deferred compensation earnings"). "Peer Group Average CEO Pay Mix" is based on the median for each compensation component using data reported for 2023.

Key Governance Features

The Compensation Committee oversees the executive compensation program with the support of an independent compensation consultant and management. Our compensation program demonstrates strong governance, minimizing inappropriate risk-taking behavior while protecting shareholder rights and interests. The following is a summary of Regeneron's key executive compensation best practices and policies.

What We Do

✓ **Align pay with performance**

- All CEO and CSO direct pay is performance-based and "at-risk" (except for base salaries)
- 94% of CEO direct pay was "at-risk" in 2024 (see previous page)

✓ **Align management and shareholder interests**

- Equity compensation is a key component of our compensation program
- Designed for long-term alignment:
  - Stock options vest over four years with a ten-year term and only deliver value if Regeneron achieves stock price appreciation after grant
  - RSAs vest over four years
  - 2020 PSUs (granted to CEO and CSO) include five-year performance and vesting periods and a three-year post-vesting holding period

✓ **Maintain robust stock ownership guidelines**

- CEO and CSO: Shares with a value at least 6x base salary
- Other NEOs: Shares with a value at least 2x base salary
- See "Corporate Governance—Certain Governance Policies—Stock Ownership Guidelines" for more information

✓ **Annual say-on-pay votes**

- Say-on-pay votes held annually in recognition of shareholder feedback and preference

✓ **Align our compensation philosophy and program design with our culture and business strategy**

- Long-term oriented
- Focused on product pipeline
- Employee/shareholder mindset

✓ **Maintain a strong recoupment (clawback) policy**

- Primary policy applies to bonus and other incentive compensation of our officers and certain other specified employees, regardless of whether paid or payable in cash, equity, or otherwise and regardless of whether earned or vested
- Supplemented in 2023 (as required by amended listing standards of the Nasdaq Stock Market LLC) to provide for recovery of incentive-based compensation of specified officers in the event an accounting restatement renders such compensation erroneously received

✓ **Retain an independent compensation consultant**

- Independent compensation consultant provides advice directly to the Compensation Committee on all key compensation decisions, as well as recommendations for compensation plans, budgets, and strategies

✓ **Actively and regularly engage with shareholders on executive compensation matters**

- Robust engagement program in the last decade
- In 2024, reached out to shareholders collectively representing nearly 60% of public shares and held one-on-one discussions with shareholders representing approximately 55% of public shares

What We Don't Do

✗ **Reprice, exchange, or "spring-load" stock options**

✗ **Provide excessive perquisites without a compelling business rationale**

✗ **Provide excise tax gross-ups in any new compensation plans or arrangements**

✗ **Allow hedging or pledging of securities**

Components of Executive Pay: What We Pay and Why We Pay It

Base Salaries

We provide competitive base salaries for our NEOs to ensure we attract and retain talented leaders. The base salary component of NEO pay represents the only fixed component of their direct pay and generally comprises a steadily smaller percentage of overall compensation as the executive's level of responsibility rises.

We consider factors including the executive's scope of responsibilities, significance of the role, experience, and annual performance when setting base salaries. We also consider base salaries of comparable positions among our peers and in the broader biopharmaceutical industry. See the subsections "Compensation Processes—Independent Compensation Consultant" and "Compensation Processes—Peer and Other Market Data" for further information regarding the role of the Compensation Committee's independent compensation consultant and our use of Peer Group and other market data for purposes of setting compensation of our NEOs.

2024 – 2025 Base Salaries

Named Executive Officer	2024 Base Salary ($)	2025 Base Salary ($)	2025 vs. 2024 Change (%)
Leonard S. Schleifer, M.D., Ph.D.	1,941,100	1,979,922	2.0[1]
George D. Yancopoulos, M.D., Ph.D.	1,941,100	1,979,922	2.0[1]
Christopher Fenimore	660,000	725,000	9.8[2]
Daniel P. Van Plew	964,100	983,382	2.0[1]
Andrew J. Murphy, Ph.D.	803,600	819,672	2.0[1]
Robert E. Landry *(retired)*	255,530[3]	N/A[3]	N/A[3]

[1] Reflects a 2.0% merit increase consistent with the Company's salary budget for officers.

[2] Reflects (i) a 2.0% merit increase consistent with the Company's salary budget for officers and (ii) a base salary adjustment of $51,800 in connection with Mr. Fenimore's promotion to Executive Vice President to ensure greater competitiveness and alignment with relevant market metrics.

[3] Mr. Landry retired from full-time employment with the Company effective February 2024. See footnote 9 to the Summary Compensation Table for more information on the amount reported in the "2024 Base Salary" column of this table.

Annual Cash Incentives

Our NEOs are eligible for cash incentives based on annual performance. We use these annual incentive opportunities to reward short-term achievements and milestones towards our long-term goals.

We focus on our overall corporate performance to determine the cash incentive payouts of our CEO and our CSO. Our other NEOs' cash incentive payouts are assessed on both our overall corporate performance and on their individual contributions. As shown in the table below, the annual cash incentive opportunity for each NEO in 2024 was a function of the NEO's cash incentive target (as a percentage of base salary); the weight and multiplier for the corporate performance component; and, if applicable, the weight and multiplier for the individual performance component. Each NEO's cash incentive target as a percentage of base salary has remained the same for the last three years.

How We Calculate Our Cash Incentive Awards



	CEO and CSO:	Other NEOs:	
Cash Incentive Target	**120%** of Base Salary	**60-65%** of Base Salary	
Performance Weight (multiplier range)	**100% Corporate** (0 - 2.0x*)	**60% Corporate** (0 - 2.0x*)	**40% Individual** (0 - 1.5x*)
Potential Award Range	**0 - 200% of Target**	**0 - 180% of Target**	

*   Reflects the historical range used by the Compensation Committee. In extraordinary cases, the Committee may exceed this range. The range for the corporate performance multiplier shown above has been exceeded only once in the last decade.

Using this formula, cash incentives are typically capped at 200% of target for our CEO and CSO and 180% of target for our other NEOs. In addition, cash incentives for each NEO and certain other senior executives are capped at the amounts previously allocated to such executives by the Compensation Committee when setting up the cash incentive pool under the Cash Incentive Bonus Plan toward the beginning of every calendar year. See "Compensation Dashboard—Additional Compensation Information—Annual Cash Incentives."

Corporate Performance

The Compensation Committee utilizes an in-depth process to review the Company's performance every year, culminating in the Committee's determination of the Company performance multiplier for cash incentives awarded at year-end. This process (enhanced in 2023 in response to shareholder feedback to provide more rigor to the Committee's decision-making process and to foster consistency in its decisions year to year) is detailed below.



1
Select Milestone Goals Presented
at beginning of year, focused on product pipeline and development

2
Progress Updates Throughout the Year
at regularly scheduled meetings of the board of directors

3
Final Presentation on Performance
including a scorecard on select milestone goals and review of performance across the organization

4
Outcome: Committee Decision
on Company performance multiplier for year

Pre-Set Performance Milestones

At the regularly scheduled meeting of the board of directors in January of each year, management presents a targeted selection of potential milestones for the upcoming year that, if achieved, would have a substantial impact on the short-, medium-, and/or long-term success of the Company. These milestones are generally focused on our product pipeline and development in recognition of the importance of innovation as a key component of the Company's business strategy and valuation, as well as the critical role of the development pipeline in the Company's long-term success. Throughout the year, the board of directors is apprised of key developments related to these milestones. At the end of the year, the Committee receives a final presentation on Company performance for the year, which includes a discussion of whether and to what extent the select milestones have been achieved in the given year as well as a more detailed overview of achievements and developments across the organization. This presentation is accompanied by management's assessment of Company performance for the year. The Committee then conducts its own assessment of the Company's performance and determines the Company performance multiplier for the year.

Initial Assessment – Review of Performance Across Organization

The Committee begins its assessment with a review of performance across the entire organization to establish a baseline for the Company performance multiplier, taking into account the Company milestones for the year in review. As part of the baseline assessment, the Committee also considers additional performance factors in the following three categories: (i) product pipeline and development (primary factors); (ii) finance and operations (secondary factors); and (iii) talent, culture, and corporate responsibility (secondary factors) (see the subsection "Compensation Dashboard—Additional Compensation Information—Annual Cash Incentives" for additional information regarding the types of additional performance factors considered). This process is designed to ensure that the Committee's initial assessment encompasses not only the Company's progress toward the milestone goals set at the beginning of the year but also other relevant factors and new developments (both positive and negative), including their impact on the milestone goals. In the Committee's view, this approach is appropriate given the dynamic nature of the industry in which Regeneron operates and the Company's need for flexibility to "follow the science" while pursuing its mission over the course of a given year.

Potential Upward/Downward Adjustment for "Transformational" Achievements/Significant Underperformance

The Committee then applies the framework's criteria for upward or downward adjustments to the baseline multiplier. In general, the framework provides for an upward adjustment for "transformational" achievements – i.e., those the Committee considers to have significantly impacted, or which the Committee expects will significantly impact, the practice of medicine or standard of care, patient access to medicine, or the ability to treat or cure patients of disease for which no such treatment or cure currently exists. The framework also generally requires that the Committee make a downward adjustment in the event the Company underperforms in an area that adversely affects the business in a significant manner. While the milestones presented to the board of directors every January serve as a reference point for the Committee in identifying potential "transformational" achievements, the framework does not limit the Committee's consideration to those milestones for the reasons discussed in connection with the initial assessment above.

Review of Performance Across Organization
(Annual Milestones & Additional Performance Factors)



Establishment of Baseline for Company Performance Multiplier

- Progress toward Company milestones identified at beginning of year
- Additional performance factors across three categories:
  - (i) product pipeline and development (primary factors)
  - (ii) finance and operations (secondary factors)
  - (iii) talent, culture, and corporate responsibility (secondary factors)

Application of Criteria for Upward or Downward Adjustments to Baseline

- Upward adjustment for each "transformational" achievement
- Downward adjustment in the event of underperformance adversely affecting the business in a significant manner

Final Determination of Company Performance Multiplier

Shown below are the most significant of the 2024 milestones identified at the beginning of the year and Regeneron's 2024 progress toward achieving them.

Program(s)	Milestone(s)	Status
EYLEA HD and EYLEA	Obtain permanent J-code for EYLEA HD	Achieved
	Achieve pre-set internal goal for full-year U.S. net product sales of EYLEA HD	Not Achieved
	Achieve pre-set internal goal for full-year U.S. net product sales of EYLEA	Achieved[1]
Dupixent	Achieve pre-set internal goal for global net product sales	Achieved[1]
	Obtain FDA approval for, and launch, Dupixent in eosinophilic COPD	Achieved
Libtayo	Achieve pre-set internal goal for global net product sales	Achieved[1]
Oncology Programs	Obtain FDA approval for, and launch, odronextamab in advanced lymphoma	Not Achieved[2]
	Obtain FDA approval for, and launch, linvoseltamab in relapsed/refractory multiple myeloma	Not Achieved[3]
	Report potentially pivotal results from Phase 3 study of Libtayo in adjuvant CSCC	Achieved[1]
	Report potentially pivotal results from Phase 2/3 study of fianlimab in combination with Libtayo in first-line metastatic melanoma	No Longer Applicable[4]
	Confirm initial activity and tolerability/safety in dose-escalation portion of Phase 1/2 study of REGN7075 (bispecific antibody targeting EGFR and CD28) in combination with Libtayo in advanced solid tumors	Achieved
Other Programs	Obtain proof of concept for linvoseltamab in monoclonal gammopathy of undetermined significance	Not Achieved
	Initiate and fully enroll Phase 2 study of trevogrumab (antibody to myostatin) in combination with semaglutide with and without garetosmab (antibody to Activin A) in obesity	Achieved[1]
	Report positive results from Phase 2 proof-of-concept trials of REGN9933 and REGN7508 (antibodies to Factor XI) in thrombosis to support initiation of Phase 3 trials	Achieved[1]
	Complete enrollment of Phase 3 studies of itepekimab (antibody to IL-33) in COPD	Achieved
	Initiate Phase 1 study of Dupixent following transient linvoseltamab treatment in severe allergy	Achieved
	Obtain proof of concept for central nervous system siRNA program for a biomarker of degeneration	Achieved In Part[5]
	Obtain proof of concept for first-in-class Factor 9 gene insertion program	Not Achieved
	Initiate CAR-T program for MUC16 in ovarian cancer	Achieved

[1] On track to be achieved by year-end as of the time the Committee made its final assessment of Company performance; actually achieved in 2024.

[2] The FDA issued Complete Response Letters for the applicable BLA; however, the sole approvability issue related to the enrollment status of the confirmatory trials. While regulatory approval was not achieved in the United States in 2024, regulatory approval in the European Union was obtained in August 2024. A BLA for odronextamab in R/R FL was resubmitted to, and accepted by, the FDA for review in the first quarter of 2025.

[3] The FDA issued a Complete Response Letter for the applicable BLA; however, the sole approvability issue related to findings from a pre-approval inspection at a third-party fill/finish manufacturer. A BLA for linvoseltamab in R/R multiple myeloma was resubmitted to, and accepted by, the FDA for review in the first quarter of 2025.

[4] The Company elected to forego the Phase 2 portion of this study in order to continue rapid enrollment and accelerate a pivotal data readout.

[5] This milestone was on track to be achieved in part by year-end as of the time the Committee made its final assessment of Company performance. The Committee also took into account that the program had been placed on a clinical hold by the FDA.

Applying the framework described above, the Compensation Committee first established a baseline Company performance multiplier of 1.5 for 2024 based on the Company's progress toward achieving the key milestones shown in the table above and the additional performance factors reviewed by the Committee. The Committee then applied the framework's criteria for upward and downward adjustments to the baseline multiplier and concluded that any potential upward adjustments to the baseline multiplier on account of the Company's "transformational" accomplishments (particularly those relating to the Company's product pipeline) were offset by not achieving certain commercial, regulatory, and manufacturing goals (such as those relating to EYLEA HD 2024 U.S. net product sales and the delay in potential FDA approval of odronextamab and linvoseltamab). As a result, the Committee set the final Company performance multiplier for 2024 at 1.5. See the subsection "Compensation Dashboard—Additional Compensation Information—Annual Cash Incentives" for additional information.

Individual Performance

The personal performance multiplier may range from 0 to 1.5 for the NEOs with a personal performance component. For the explanation of individual factors considered in the cash incentive decisions, see the subsection "Compensation Dashboard—Additional Compensation Information—Annual Cash Incentives."

2024 Earned Cash Incentives

In determining the level of 2024 cash incentives earned, we calculated the NEOs' respective target cash incentive amounts (which, for our CEO, represented approximately the median of the Peer Group) and applied the Company performance multiplier as determined by the Compensation Committee based on the Company's 2024 performance. For the three current NEOs who also have a personal performance component, we also applied a personal performance multiplier. For these executives, the personal performance component had a 40% weighting and the Company performance component had a 60% weighting, consistent with prior years.

Based on the assessment of the degree of achievement of corporate goals and, where applicable, individual goals (discussed above and in the subsection "Compensation Dashboard—Additional Compensation Information—Annual Cash Incentives") in the past year, our NEOs earned the followed cash incentives in 2024:

Named Executive Officer	2024 Base Salary ($)	Cash Incentive Target (as percentage of base salary)	Personal Performance Component		Company Performance Component		2024 Total Cash Incentive ($)
			Multiplier	Weighting	Multiplier	Weighting	
Leonard S. Schleifer, M.D., Ph.D.	1,941,100	120%	N/A	N/A	1.5	100%	3,493,980
George D. Yancopoulos, M.D., Ph.D.	1,941,100	120%	N/A	N/A	1.5	100%	3,493,980
Christopher Fenimore	660,000	60%	1.5	40%	1.5	60%	594,000
Daniel P. Van Plew	964,100	65%	1.4	40%	1.5	60%	914,931
Andrew J. Murphy, Ph.D.	803,600	65%	1.5	40%	1.5	60%	783,510
Robert E. Landry *(retired)*	255,530[1]	N/A[1]	N/A[1]	N/A[1]	N/A[1]	N/A[1]	N/A[1]

[1] Mr. Landry did not receive an annual cash incentive in 2024 in light of his retirement from full-time employment with the Company effective February 2024. See footnote 9 to the Summary Compensation Table for more information on the amount reported in the "2024 Base Salary" column of this table.

Annual Equity Awards

Equity grants generally represent the largest portion of the compensation opportunity awarded annually to our NEOs. These awards are designed to incentivize delivery of sustainable long-term value, which we believe is created by focusing on the discovery, development, and commercialization of new medicines. Our Compensation Committee utilizes a customized framework for determining the size and mix of the annual equity awards of our NEOs and other senior executives, which is periodically reassessed in light of our business objectives, feedback from our shareholders, and market practices.

In determining the size of the annual equity awards for each of our NEOs, the Compensation Committee balances an assessment of how each NEO's individual performance contributed to the Company's performance for the year with an assessment of such NEO's importance to future Company performance. These assessments are then reviewed in light of market positioning and the Company's equity award guidelines.

In determining the mix of annual equity awards of each of our NEOs, the Compensation Committee seeks to balance incentivizing long-term performance with promoting long-term employee retention. The relevant considerations underlying our equity program and the types of awards we have utilized in recent years are summarized below.

 **Performance-Based Value Delivery**

- **Both stock options and PSUs are performance-based:**
  - Regeneron's long-held view is that stock options are performance-based and, when used thoughtfully, are a great compensation tool to incentivize employees while ensuring alignment with shareholder interests. This view is commonly shared amongst biotechnology companies and reflects the unique dynamics of the industry. Stock options only deliver value if we deliver stock price appreciation for shareholders after grant. No amount of time will make a stock option deliver any value unless the company's stock price increases, and no sustainable stock price appreciation can be achieved by Regeneron without a productive pipeline of potential new medicines.
  - PSUs (which were most recently granted in 2020 but not utilized for any NEOs in 2021-2024) only vest if the relevant TSR-based performance criteria are satisfied. They are designed to reward top performance; reward exceptional long-term shareholder value creation; and ensure stability and continuity of leadership to support the achievement of the next phase of Regeneron's ambitious product, pipeline, and talent development plans.

 **Long-Term Value Creation**

- **Stock option grants have ten-year terms and four-year vesting provisions:**
  - Designed to align with long-term value creation and the development cycle of our products.
- **PSUs granted in 2020 incorporate a long-term, five-year performance period and require an additional three-year deferral and holding period:**
  - Designed to promote and reward value creation, retention, and shareholder alignment over eight years.
- **RSAs/RSUs promote long-term employment:**
  - RSAs/RSUs awarded as a component of annual equity awards vest 50% on the second anniversary of the date of grant and 50% on the fourth anniversary of the date of grant, which is a more backloaded vesting schedule than is typical in the industry.

 **Meaningful Holding Requirements**

- **We require NEOs to retain a significant amount of equity within five years of their employment with Regeneron:**
  - Our CEO and CSO must own shares with a value at least 6x their respective base salaries.
  - Our other NEOs must own shares with a value at least 2x their respective base salaries.
  - Our NEOs' holdings of Regeneron equity are typically well in excess of these requirements. For example, as of year-end 2024, both our CEO and CSO held shares with a value over 400x of their respective base salaries then in effect.
- **In addition, PSUs awarded in 2020 require a three-year deferral and holding period following vesting, except in certain limited circumstances.**

 **Risk-Mitigating Policies and Practices**

- **We have a recoupment (clawback) policy that enables us to reduce or recoup equity and other incentive compensation.**
  - This policy is broader than what is required by the listing standards of the Nasdaq Stock Market LLC.*
- **We prohibit our NEOs from hedging or pledging Regeneron securities they hold.**

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* See the subsection "Compensation Processes—Risk Assessment" below for further information about the recoupment (clawback) policy.

In applying this framework in 2024, the Compensation Committee determined to grant our NEOs the target grant date fair value of the equity awards shown in the table below, with 60% of the grant date fair value of each NEO award allocated to stock options and 40% to RSAs (the same mix that had been utilized in recent years). Our CEO and CSO did not receive any equity awards in 2024 consistent with the board's commitment to grant no such awards during the five-year performance period of the 2020 PSU awards, and no equity awards were granted to our former CFO due to his retirement from full-time employment with the Company in early 2024.

The 2024 NEO annual equity awards were expressed in dollar terms (i.e., based on their grant date fair value). This approach allows for value delivery to be normalized and predictable year over year, an important consideration for the top talent we seek to attract and retain, and aligns with industry peers of similar size, maturity, and growth trajectory. It has also contributed to lowering the Company's burn rate in recent years and helped address feedback relating to the levels of burn rate viewed as acceptable by some of our shareholders. In 2024, our burn rate was 3.22%, which represented a slight increase over the prior year primarily driven by the incremental number of PSUs earned under the 2020 PSU awards and a lower stock price on the date of grant for employee equity awards (which are value-denominated).

Each of the NEOs receiving 2024 year-end equity awards was granted an award with a grant date fair value equal to the value of such NEO's 2023 year-end award. In keeping the equity award values unchanged year over year, the Committee primarily considered each NEO's importance to the Company's future performance and such NEO's individual contributions to the Company's performance in 2024, as well as the Company's overall performance in 2024. See "Compensation Dashboard—Additional Compensation Information—Annual Cash Incentives" for more information on each relevant NEO's individual contributions in 2024.

2024 Annual Equity Awards

Named Executive Officer	Annual Stock Options		Annual RSAs		Total
	($)***	(#)	($)***	(#)	($)***
Leonard S. Schleifer, M.D., Ph.D.*	—	—	—	—	—
George D. Yancopoulos, M.D., Ph.D.*	—	—	—	—	—
Christopher Fenimore	3,000,000	9,979	2,000,000	2,591	5,000,000
Daniel P. Van Plew	4,050,000	13,472	2,700,000	3,499	6,750,000
Andrew J. Murphy, Ph.D.	4,050,000	13,472	2,700,000	3,499	6,750,000
Robert E. Landry *(retired)***	—	—	—	—	—

*   Drs. Schleifer and Yancopoulos did not receive any equity awards in 2024. See "Update on 2020 PSU Awards" below for more information.

**   Mr. Landry did not receive any equity awards in 2024 in light of his retirement from full-time employment with the Company effective February 2024.

***   Represents the target grant date fair value of the awards. See "Compensation Dashboard—2024 Executive Compensation Tables—2024 Summary Compensation Table" for the actual grant date fair value of such awards.

All of the equity awards granted to the NEOs in 2024 are subject to the Company's policy regarding recoupment or reduction (clawback) of incentive compensation, including after such awards have been earned/vested.

Annual Stock Option Awards

Stock options represented 60% of the grant date fair value of the annual equity awards for each of the NEOs who received such awards in 2024. The use of stock options for 2024 annual equity awards to these NEOs was based on our long-held view that stock options are a useful compensation tool when used thoughtfully as part of a well-designed compensation program because they are inherently performance-based, requiring stock price appreciation before there is any real value earned, and simple. No amount of time will make a stock option deliver any value unless the company's stock price increases, and no sustainable stock price appreciation can be achieved by Regeneron without a productive pipeline of potential new medicines. In addition, stock options incentivize these NEOs to take actions that increase shareholder value over the entire 10-year option term, which we believe is consistent with the drug discovery and development cycle.

Stock options awarded to our NEOs in 2024 have an exercise price of $771.64 per share, the average of the high and low sales price per share of our common stock as quoted on the Nasdaq Global Select Market on the date of grant. These grants consist of non-qualified stock options and vest ratably over a period of four years. Stock option vesting ceases, and unvested stock options are forfeited, upon termination of employment.

Annual RSAs

Time-based RSAs represented 40% of the grant date fair value of the annual equity award for each of the NEOs who received such awards in 2024. In continuing to use RSAs/RSUs as a component of the equity award mix for the 2024 annual equity awards to our NEOs and other employees, the Compensation Committee took into account, among other factors, shareholder feedback about the annual rate of equity compensation dilution, retention considerations, and employee input. The RSAs vest 50% on the second anniversary of the date of grant and 50% on the fourth anniversary of the date of grant, which is a more backloaded vesting schedule than is typical in the industry.

Update on 2020 PSU Awards

As previously disclosed, in 2020 our CEO and CSO received front-loaded PSU awards in lieu of five years' worth of annual equity awards (2020 through 2024). Consistent with the board's commitment to grant no additional equity awards to our CEO or CSO until the Company's regular year-end grant cycle in December 2025, the Compensation Committee granted no equity awards to our CEO or CSO in 2024 or the prior three years. In recent shareholder engagement cycles, several investors expressed an interest in receiving an update on performance to date as it relates to the 2020 PSUs. We have included the disclosure below to address this request.

In August 2024, the maximum payout of 250% of the target number of the 2020 PSUs granted to each recipient (248,108 PSUs), or 620,270 PSUs, was earned based on the average closing price of the Company's common stock over a period of 20 consecutive trading days exceeding $1,150 (i.e., the maximum performance goal). As a result of the declaration and payment of a first quarter 2025 cash dividend to holders of the Company's capital stock, the target number of PSUs granted to each recipient was increased pursuant to terms of the 2020 PSU award agreements by 314 PSUs (i.e., the number equal to the aggregate amount of the dividends payable on the target number of PSUs divided by the fair market value of a share of the Company's common stock on the ex-dividend date). The earned PSUs are eligible to vest in December 2025, subject to continued service, and, once vested, will remain subject to an additional three-year deferral and holding period until December 2028. The eight-year life of these awards is of longer duration than is typical in our industry and the broader market and was consciously selected by the Compensation Committee to further our corporate culture and pay philosophy through alignment with the drug discovery and development cycle and long-term shareholder value creation.

Perquisites and Personal Benefits

Any perquisites provided to our NEOs must comply with a Compensation Committee-approved policy regarding senior officer perquisites and are periodically reviewed by the Committee.

Similar to our other employees, our NEOs may participate in Company-wide health, disability, life insurance, and other benefit plans, as well as our 401(k) Savings Plan (including matching contributions). See details concerning the 401(k) Savings Plan in the subsection "Compensation Dashboard—Additional Compensation Information—Perquisites and Personal Benefits." Regeneron has no pension, deferred compensation, or retirement plans for U.S.-based employees other than our 401(k) Savings Plan. Our NEOs are also eligible to receive financial and tax planning assistance, which are taxable benefits.

In addition, our CEO is entitled to life insurance, long-term disability, medical malpractice insurance premiums, and additional tax and financial planning services pursuant to his employment agreement. These are described in footnote 4 to the Summary Compensation Table.

Our CEO and CSO are also eligible for various benefits under our board-approved security policy, the purpose of which is to ensure increased efficiencies and provide a more secure environment for these executives. Based on the recommendation of an independent, third-party security study, our security policy and related guidelines require our CEO and CSO to use, as much as practicable, Company-provided aircraft for all business and personal air travel. The security policy also provides for other security services consisting of secure car transportation, on-site residential security at the primary residence for each of Drs. Schleifer and Yancopoulos, and 24/7 personal security services for each of Drs. Schleifer and Yancopoulos.

Additional information regarding perquisites and other personal benefits provided to our NEOs in, or with respect to, 2024 is given in the applicable footnotes to the Summary Compensation Table and in the subsection "Compensation Dashboard—Additional Compensation Information—Perquisites and Personal Benefits."

Potential Severance Payments

Our NEOs are entitled to certain severance benefits upon the voluntary or involuntary termination of their employment, as discussed further in the subsection "Compensation Dashboard—Additional Compensation Information—Potential Severance Payments."

Outstanding equity award agreements (with the exceptions and qualifications described in the subsection "Compensation Dashboard—Additional Compensation Information—Potential Severance Payments") for all employees include a governance best-practice "double trigger" provision for the acceleration of vesting of awards granted thereunder only upon a without-cause termination by the Company within two years of a change in control.

We have a policy against excise tax gross-up provisions for payments contingent on a change in control of Regeneron in contracts, compensatory plans, and other arrangement with the Company's officers (including NEOs) with the exception of the CEO under his existing employment agreement or amendments to it.

Compensation Processes

Compensation Committee

The Compensation Committee is responsible for overseeing the Company's general compensation objectives and programs. The Compensation Committee evaluates the performance of our NEOs and approves their compensation—in the case of the CEO, subject to approval of the non-employee members of the board of directors. The Compensation Committee operates under a written charter adopted by the board of directors and regularly reviews and reassesses the adequacy of its charter. A copy of the current charter is available on our website at **www.regeneron.com** under the "Governance" heading on the "Investors & Media" page.

Annual salaries for the following year and year-end cash incentives and equity awards for all employees are determined in December of each year based on Company and individual performance, as well as other factors, which may include compensation trends among our Peer Group and in the biotechnology industry in general. With respect to our CEO, this process is formalized in the Compensation Committee's charter, which specifies that the Compensation Committee is to annually present the proposed annual compensation of the CEO to the non-employee members of the board of directors for approval. The Company's recent practice has been to require approval of the proposed annual compensation of the CSO by the non-employee members of the board of directors as well. The non-employee directors have also been involved in reviewing the Company's performance for purposes of setting the annual cash incentive payout.

We make annual equity awards, including stock option awards, to the NEOs and other employees on a regular, predetermined schedule. The meetings at which such grants are approved are generally scheduled well in advance of the grant date, without regard to the timing of earnings or other major announcements that may constitute material, non-public information. As a result, the timing of such grants of equity awards, including stock options, occurs independent of the release of any material, non-public information, and we do not time the disclosure of material, non-public information for the purpose of affecting the value of equity-based compensation. We generally grant annual equity awards to eligible employees whose performance is determined to merit an annual grant, including the NEOs, at a meeting held during December. With respect to newly hired employees, our practice typically is to grant equity awards at the first regular meeting of the Compensation Committee following such employee's hire date, without regard to the timing of earnings or other major announcements that may constitute material, non-public information. In 2024, we did not grant stock options or other equity awards to our NEOs during any period beginning four business days before and ending one business day after the filing of any of the Company's periodic reports on Form 10-Q or Form 10-K or the filing or furnishing of any of the Company's current reports on Form 8-K that disclosed any material, non-public information.

Pursuant to the terms of the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan, stock option awards are granted with an exercise price equal to the average of the high and low sales price per share of our common stock as quoted on the Nasdaq Global Select Market on the date of the grant or, if such date is not a trading day, on the last preceding date on which there was a sale of our common stock on the Nasdaq Global Select Market.

We periodically evaluate the personal benefits and perquisites afforded to our NEOs. The Compensation Committee also regularly meets in executive session to discuss any of the matters that fall within its responsibilities.

Management; Management's Compensation Consultant

Members of our senior management play a role in the overall executive compensation process and assess performance of other officers. They also recommend for the Compensation Committee's approval the salary, cash incentive, and equity grant budgets for non-officers and make specific recommendations for salary increases, cash incentives, and equity grants for other officers. Performance of our CEO and CSO is evaluated directly by the Compensation Committee based on the Company's overall corporate performance against annual goals that are presented to the board of directors at the beginning of each year, as discussed above. Our CEO evaluates the performance of our other NEOs and makes recommendations to the Compensation Committee regarding their compensation.

Management retains a compensation consultant for its own use. In 2024, management used the services of Radford (part of Aon plc), a compensation consultant focused on the technology and life sciences sectors. Radford provided various consulting services to management, including analyzing the competitiveness of specific compensation programs; preparing surveys of competitive pay practices; and assisting management in the development and analysis of executive compensation recommendations. Reports prepared by Radford that relate to executive compensation may also be shared with the Compensation Committee, the full board, or another committee of the board.

Shareholder Input and Outreach and the 2024 Say-on-Pay Vote Result

Fostering long-term relationships and maintaining trust with our shareholders has been a key priority for us. We seek shareholder feedback through our annual say-on-pay votes as well as through discussions with our shareholders in connection with our annual shareholder meetings and in the "off-season," where we discuss compensation, governance, and other issues of importance and interest to our shareholders. This outreach complements the many touchpoints our management and our investor relations team have with shareholders throughout the year. In addition, on a more informal basis, we engage with our shareholders through industry and corporate governance conferences and informal exchanges in other settings.

Say-on-pay vote. Our shareholders are provided with an opportunity to cast a non-binding, advisory vote on our executive compensation program every year. We switched to the annual cadence of say-on-pay votes in 2022 in recognition of shareholder feedback and preference. Our most recent advisory say-on-pay vote was held at our 2024 annual shareholder meeting, at which this advisory proposal was approved by 95% of the votes cast. This was the highest level of support on our say-on-pay vote in over a decade and the third consecutive year of support nearing or exceeding 90%. Despite the solid approval rate of our compensation program by our shareholders evidenced by this result, we continued to engage with investors in 2024 to make sure we understand their perspectives and views of our compensation program and philosophy (as well as corporate governance and corporate responsibility matters relevant to our Company).

Shareholder outreach. In the last decade, we have actively and regularly engaged with our shareholders to receive feedback on many important areas, including corporate governance, executive compensation, and corporate responsibility matters, and are committed to continued engagement with portfolio managers and investment stewardship teams. Shareholder feedback is discussed with management and, depending on the topic, relayed for consideration to the appropriate committee of the board of directors (typically the Compensation Committee or the Corporate Governance and Compliance Committee), the full board, or both. In recent years, shareholder input resulted in specific changes to our compensation and corporate governance practices and policies. For example, as discussed above, in 2022 our board of directors voluntarily changed the frequency of our say-on-pay votes from every three years to every year to recognize the preference for annual say-on-pay votes expressed by several key shareholders during our shareholder outreach. See the table further below for other recent changes related to executive compensation informed by shareholder feedback.

In 2024, we reached out to shareholders collectively representing nearly 60% of the public shares (i.e., shares of common stock outstanding as of December 31, 2024, excluding shares held by our directors and executive officers). This outreach resulted in one-on-one discussions with shareholders representing approximately 55% of our public shares. As in prior years, we pursued engagement opportunities throughout the year, which allowed us to engage with several shareholders multiple times in 2024.



55% engaged   **60%** contacted

With respect to executive compensation, feedback provided in 2024 was generally positive. Several shareholders indicated that they understood and supported Regeneron's compensation program, particularly the broad use of equity awards, which they viewed as a mitigating factor for a burn rate that is higher than the burn rates reported by many similarly sized companies. A number of shareholders also indicated their continued preference for using types of awards they consider performance-based (such as PSUs) for a large portion of equity grants (particularly those for NEOs and other senior executives), with several shareholders expressing the view that time-based stock options are not performance-based. With respect to PSUs, shareholders articulated somewhat divergent views on their preferred performance metrics. Nearly universally, the shareholders we engaged expressed a preference for a simple, well-explained compensation plan design. This feedback has been shared with the Compensation Committee and will continue to inform future executive compensation planning and decisions.

Set forth below are select changes to executive compensation practices and other compensation-related actions taken by the board and/or the relevant board committees in recent years that were informed by shareholder feedback. For a more comprehensive discussion of our engagement program and responsive actions implemented by Regeneron, see "Corporate Governance—Longstanding Commitment to Shareholder Engagement."

Say-on-Pay
- Voluntarily adopted an annual say-on-pay vote (2022)

Pay-for-Performance Alignment
- Introduced PSUs as a component of CEO and CSO equity awards (2019)
- Granted 100% of CEO and CSO equity awards in the form of PSUs (2020)
- Reaffirmed, and delivered on, commitment to issue no additional equity awards for CEO and CSO before December 2025 (2021-2024)

Annual Cash Incentives
- Enhanced the process by which the Compensation Committee determines the Company performance multiplier for annual cash incentives (2023)

Enhanced Disclosure
- Enhanced proxy statement disclosure surrounding annual cash incentive and annual equity award determinations and 2020 PSUs (2022-2024)
- Shortened and streamlined CD&A in this proxy statement (2025)

Dilution/Burn Rate Concerns
- Introduced and maintained the use of full-value awards as a component of annual equity awards (2019-2024)
- Recalibrated equity award size (stock options and RSAs/RSUs) for NEOs below the CEO/CSO level and other employees (2019-2024)

Perquisites Policy
- Adopted a Compensation Committee-approved policy covering perquisites of our NEOs and other senior officers (2024)

Independent Compensation Consultant

The Compensation Committee has the sole authority to retain, at the Company's expense, one or more third-party compensation consultants to assist the Compensation Committee in performing its responsibilities and to terminate the services of the consultant if the Compensation Committee deems it appropriate. The Compensation Committee (and, as discussed above under "Board of Directors—Compensation of Directors" with respect to non-employee director compensation matters, the Corporate Governance and Compliance Committee) has utilized the services of Pay Governance LLC since 2021. In order to maintain its independence, the Compensation Committee retained Pay Governance LLC directly, and Pay Governance LLC performed services for the Compensation Committee exclusively at the Compensation Committee's direction. The Compensation Committee periodically evaluates the independence of its compensation consultant. In accordance with applicable listing standards of the Nasdaq Stock Market LLC and SEC rules, in 2024 the Compensation Committee evaluated the independence of Pay Governance LLC; and, on the basis of this evaluation, concluded that the engagement of Pay Governance LLC did not raise any conflicts of interest.

The Compensation Committee's consultant reviews management recommendations for compensation plans, budgets, and strategies, and also advises the Compensation Committee on how regulations and trends in executive compensation nationally and specifically in the pharmaceutical and biopharmaceutical industries may be relevant to the Company. It also assists with developing the Peer Group; provides comparative compensation information for our CEO and CSO and other senior executives (using the Peer Group and other compensation data as described below); reviews senior management's compensation recommendations for other officers, including the other NEOs; and provides general advice to the Compensation Committee on compensation matters, including facilitating the articulation and periodic review of the Company's compensation philosophy and replenishment of our long-term equity incentive plan.

Peer and Other Market Data

For purposes of setting our NEOs' and other senior executives' compensation, we use comparative compensation information from a relevant peer group of companies (referred to in this proxy statement as the "Peer Group"). In 2024, we selected the companies in the Peer Group with the assistance of Pay Governance LLC based on factors including, but not limited to, the following:

- research and development orientation;
- market capitalization;
- number of employees;
- stage of development; and
- total revenues.

The Peer Group is also meant to provide a representative sample of companies with which we compete for talent. We periodically reassess the composition of the Peer Group and make changes as appropriate based on factors such as changes in the Company's market capitalization and merger-and-acquisition activity impacting the existing Peer Group companies.

The Peer Group utilized in 2024 consists of the following 11 companies:

AbbVie Inc.	BioMarin Pharmaceutical Inc.	Incyte Corporation
Alnylam Pharmaceuticals, Inc.	Bristol-Myers Squibb Company	Merck & Co., Inc.
Amgen Inc.	Eli Lilly and Company	Vertex Pharmaceuticals Incorporated
Biogen Inc.	Gilead Sciences, Inc.	

The Compensation Committee most recently reviewed the Peer Group in June 2024. Based on the recommendation of Pay Governance LLC, the Committee removed Seagen Inc. (whose acquisition by Pfizer Inc. was completed in late 2023) from the Peer Group but otherwise did not make any changes in 2024. The Committee's assessment included consideration of Regeneron's percentile rank in the Peer Group for market capitalization, revenues for the last four completed quarters, and the then-available reported number of employees, as shown in the table below. In the Committee's view, the Peer Group remains relevant and appropriate in providing the Committee and management with the market context for executive compensation decision-making.

| Company | Market Capitalization ($ Millions) | | Revenues Last Four Quarters[1] ($ Millions) | Employees (as of last SEC filing)[1] |
	90-Day Average (as of 5/21/24)	30-Day Average (as of 5/21/24)		
Eli Lilly and Company	$ 666,834	$ 682,454	$ 35,932	43,000
Merck & Co., Inc.	$ 319,325	$ 325,268	$ 61,403	71,000
AbbVie Inc.	$ 301,571	$ 289,998	$ 54,403	50,000
Amgen Inc.	$ 154,471	$ 154,006	$ 29,532	26,700
Vertex Pharmaceuticals Incorporated	$ 107,806	$ 105,885	$ 10,185	5,400
Bristol-Myers Squibb Company	$ 99,846	$ 93,340	$ 45,534	34,100
Gilead Sciences, Inc.	$ 89,882	$ 83,061	$ 27,450	18,000
Biogen Inc.	$ 32,300	$ 30,835	$ 9,663	7,570
Alnylam Pharmaceuticals, Inc.	$ 19,760	$ 18,808	$ 2,003	2,100
BioMarin Pharmaceuticals, Inc.	$ 16,423	$ 16,053	$ 2,472	3,401
Incyte Corporation	$ 12,828	$ 12,136	$ 3,768	2,524
Summary Statistics:				
75th Percentile	$ 228,021	$ 222,002	$ 40,733	38,550
Median	$ 99,846	$ 93,340	$ 27,450	18,000
25th Percentile	$ 26,030	$ 24,821	$ 6,715	4,401
Regeneron Pharmaceuticals, Inc.	$ 101,882	$ 100,624	$ 13,100	14,165
Percentile Rank	*P53*	*P56*	*P42*	*P46*

[1]   Based on available data as of May 2024.

In making the compensation decisions in December 2024, we used data from publicly filed proxy statements of the companies in the Peer Group (as compiled by the Compensation Committee's compensation consultant and management's compensation consultant) to review each component of compensation of our NEOs against their peers in the Peer Group as well as their total annual compensation in relation to the Peer Group, while giving regard to various factors such as the executives' respective performance, past compensation history, experience, and role in the Company's success. We use Peer Group data as a point of reference for measurement, but Peer Group data do not represent the only factor considered and there is no targeted pay level percentile. The Compensation Committee retains discretion in determining the nature and extent of the use of Peer Group data. The Compensation Committee may also review relevant data from U.S. life sciences compensation surveys. The total direct pay of each of our NEOs typically approximates the 75th percentile of a composite benchmark reflecting data from the Peer Group and broader U.S. life sciences compensation surveys.

Risk Assessment

We believe that the Company's programs balance risk and potential reward in a manner that is appropriate to the Company's circumstances and in the best interests of the Company's shareholders over the long term. We also believe that the Company's compensation and benefits programs do not create risks that are reasonably likely to have a material adverse effect on the Company. We regularly review the Company's compensation and benefits programs, including its executive compensation program and its incentive-based compensation programs (such as sales incentive plans). At least annually, the Compensation Committee reviews and considers a compensation program risk assessment performed by its independent compensation consultant.

The Company's compensation and governance-related policies are further enhanced by our stock ownership guidelines applicable to our senior officers (see "Corporate Governance—Certain Governance Policies—Stock Ownership Guidelines" for more information) and our policy regarding recoupment or reduction (clawback) of incentive compensation. Since 2015, the Company has maintained a policy regarding recoupment or reduction (clawback) of incentive compensation awarded to our officers and other specified employees for compliance violations, which applies to bonus and other incentive compensation regardless of whether paid or payable in cash, equity, or otherwise and regardless of whether such compensation has been earned or vested (the "Clawback Policy"). In addition, the Clawback Policy covers both financial and non-financial violations resulting in a significant harm to the Company's business, prospects, results of operations, or financial condition. Under the Clawback Policy, the board and any designated committee of the board have full discretion to make recoupment and reduction decisions as they may deem appropriate subject to applicable law, the Company's compensation plans in effect from time to time, and all relevant contractual obligations. In addition, in 2023, the Company adopted a supplement to the Clawback Policy (the "Clawback Policy Supplement") to comply with changes to the listing standards of the Nasdaq Stock Market LLC. The Clawback Policy Supplement generally provides that, in the event we are required to prepare an accounting restatement due to material noncompliance with financial reporting requirements, we will recover any Incentive-Based Compensation (as defined below) erroneously received on or after October 2, 2023 by a current or former "officer" of the Company (as defined under Section 16 of the Exchange Act) during the three completed fiscal years immediately preceding the date on which the accounting restatement is determined to be required. Under the Clawback Policy Supplement, "Incentive-Based Compensation" is defined as any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (which is defined to include stock price and TSR).

We also have adopted policies against hedging and pledging of our securities by our directors and employees, including the NEOs; and against including excise tax gross-up provisions with respect to payments contingent upon a change in control of Regeneron in contracts, compensatory plans, or other arrangements with the Company's executive officers, including the NEOs (other than the existing employment agreement with our CEO or any amendments thereto, which we expressly exempted).

These policies demonstrate Regeneron's continued commitment to robust corporate governance and are meant to reduce compensation-related risks and ensure greater alignment of the interests of our employees, including the NEOs, and those of the Company and our shareholders.

Tax Implications

We take tax considerations into account in making our compensation-related assessments and decisions, including the deductibility of compensation in determining NEOs' compensation. However, we reserve the right to use our judgment to authorize compensation payments that are not deductible, such as when we believe that such payments are necessary to maintain the flexibility needed to attract talent, promote executive retention, reward performance, or attain other Company objectives, or as required to comply with the Company's contractual commitments.

Due to the requirements set forth in Section 274(e)(2) of the Internal Revenue Code, Company-provided personal and guest air travel (which is provided by the Company only to the extent permitted under board-approved guidelines and a security policy adopted by the board based on an independent, third-party security study) results in a partial disallowance of the related corporate tax deductions. In 2024, this disallowance amounted to approximately $3.4 million.

Compensation Committee Report

We, the undersigned members of the Compensation Committee, have reviewed and discussed with management the Compensation Discussion and Analysis set forth above. Based on that review and discussion, the undersigned members of the Compensation Committee have recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement.

The Compensation Committee
Christine A. Poon, Chair
George L. Sing
Huda Y. Zoghbi, M.D.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee is currently, or has been at any time since our formation, one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.

Compensation Dashboard

2024 Executive Compensation Tables

The following table and accompanying footnotes provide information regarding compensation earned by, or paid to, our NEOs during the last three fiscal years (other than with respect to Mr. Fenimore, who qualified as an NEO for 2024 but not for 2023 or 2022).

2024 Summary Compensation Table

A	B	C	E	F	G	I	J
Name and principal position	Year	Salary ($)	Stock awards ($)[1]	Option awards ($)[1]	Non-Equity Incentive Plan Compensation ($)[2]	All Other Compensation ($)[3]	Total ($)
Leonard S. Schleifer, M.D., Ph.D. Board co-Chair, President and Chief Executive Officer	2024	1,941,100	–	–	3,493,980	1,387,954[4]	6,823,034
	2023	1,875,415	–	–	4,275,946	2,032,977	8,184,338
	2022	1,811,995	–	–	4,131,349	1,060,725	7,004,069
George D. Yancopoulos, M.D., Ph.D. Board co-Chair, President and Chief Scientific Officer	2024	1,941,100	–	–	3,493,980	1,361,703[5]	6,796,783
	2023	1,875,415	–	–	4,275,946	1,608,469	7,759,830
	2022	1,811,995	–	–	4,131,349	650,352	6,593,696
Christopher Fenimore Executive Vice President, Finance and Chief Financial Officer[6]	2024	660,000	1,999,319	2,999,683	594,000	15,250[7]	6,268,252
Daniel P. Van Plew Executive Vice President and General Manager, Industrial Operations and Product Supply	2024	964,100	2,699,968	4,049,729	914,931	26,450[8]	8,655,178
	2023	931,500	2,699,284	4,049,638	1,053,527	26,200	8,760,149
	2022	900,000	2,759,361	4,139,777	1,017,900	36,499	8,853,537
Andrew J. Murphy, Ph.D. Executive Vice President, Research	2024	803,600	2,699,968	4,049,729	783,510	26,450[8]	8,363,257
	2023	776,250	2,699,284	4,049,638	877,939	26,200	8,429,311
	2022	750,000	2,999,842	4,499,737	848,250	24,700	9,122,529
Robert E. Landry *(retired)* Former Executive Vice President, Finance and Chief Financial Officer	2024	255,530[9]	–	–	–	26,450[8]	281,980
	2023	881,406	–	–	996,870	26,200	1,904,476
	2022	851,600	2,799,320	4,199,713	963,160	24,700	8,838,493

[1] The amounts in columns E and F reflect the respective aggregate grant date fair values (disregarding estimated forfeitures) of RSAs and stock option awards granted in 2024, 2023, and 2022, respectively, pursuant to the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. Valuation assumptions and methodologies used in the calculation of these amounts for 2024 are included in Note 13 to the Company's audited financial statements for the fiscal year ended December 31, 2024, included in the 2024 Annual Report.

[2] Non-equity incentive plan compensation amounts (consisting of cash incentives paid to the NEOs in respect of the relevant year under the Regeneron Pharmaceuticals, Inc. Cash Incentive Bonus Plan) are shown in the year in which they were accrued and earned.

[3] See the subsection "Additional Compensation Information—Perquisites and Personal Benefits" below for further information. Certain 2024 perquisites and other personal benefits are quantified for each of the NEOs in the footnotes to this table below based on the actual additional cost incurred by us in providing the perquisite or other personal benefit.

[4] Consists of (i) $20,724 for life insurance premiums, (ii) $9,080 for disability insurance premiums, (iii) $28,797 for medical malpractice insurance premiums, (iv) $15,250 for 401(k) Savings Plan matching contributions in respect of 2024, (v) $11,200 for tax and financial planning advisory services, (vi) $11,186 for residential internet equipment and installation/subscription services, (vii) $183,837 for personal use of Company-provided aircraft, and (viii) $1,107,880 for security services (consisting of secure car transportation and personal and residential security services) (in the case of clauses (vii)

and (viii), in accordance with our security policy and calculated as described in the subsection "Additional Compensation Information—Perquisites and Personal Benefits" below.

[5] Consists of (i) $15,250 for 401(k) Savings Plan matching contributions in respect of 2024, (ii) $7,255 for tax and financial planning advisory services, (iii) $107,059 for residential internet equipment, licensing, and installation/maintenance services, (iv) $300,000 for personal use of Company-provided aircraft, and (v) $932,139 for security services (consisting of secure car transportation and personal and residential security services) (in the case of clauses (iv) and (v), in accordance with our security policy and calculated as described in the subsection "Additional Compensation Information—Perquisites and Personal Benefits" below).

[6] Mr. Fenimore qualified as an NEO for 2024 but not for 2023 or 2022.

[7] Consists of $15,250 for 401(k) Savings Plan matching contributions in respect of 2024.

[8] Consists of (i) $15,250 for 401(k) Savings Plan matching contributions in respect of 2024 and (ii) $11,200 for tax and financial planning advisory services.

[9] Consists of (i) the portion of Mr. Landry's 2024 base salary of $881,406 that was earned by Mr. Landry in 2024 until his retirement from full-time employment with the Company in February 2024; (ii) hourly wages paid to Mr. Landry in respect of non-salaried employment with the Company from February 2024 to December 2024; and (iii) an amount paid to Mr. Landry in lieu of accrued and unused vacation upon his retirement pursuant to the applicable Company policy.

2024 Grants of Plan-Based Awards

The following table and explanatory footnotes provide information regarding the annual cash incentive and equity awards granted to our NEOs during 2024.

		A	B	C	D	E	I	J	K	L
Name	Grant date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			All other stock awards: number of shares of stock or units (#)	All other option awards: number of securities underlying options (#)	Exercise or base price of option awards ($/Sh)[2]	Closing price of Company common stock on grant date ($/Sh)[2]	Grant date fair value of stock and option awards ($)[3]
		Threshold ($)	Target ($)	Maximum ($)					
Leonard S. Schleifer, M.D., Ph.D.	–	–	2,329,320	4,799,183	–	–	–	–	–
George D. Yancopoulos, M.D., Ph.D.	–	–	2,329,320	4,799,183	–	–	–	–	–
Christopher Fenimore	–	–	396,000	888,738	–	–	–	–	–
	12/06/2024[4]	–	–	–	–	9,979	771.64	778.00	2,999,683
	12/06/2024[5]	–	–	–	2,591	–	–	–	1,999,319
Daniel P. Van Plew	–	–	626,665	1,244,233	–	–	–	–	–
	12/06/2024[4]	–	–	–	–	13,472	771.64	778.00	4,049,729
	12/06/2024[5]	–	–	–	3,499	–	–	–	2,699,968
Andrew J. Murphy, Ph.D.	–	–	522,340	1,066,485	–	–	–	–	–
	12/06/2024[4]	–	–	–	–	13,472	771.64	778.00	4,049,729
	12/06/2024[5]	–	–	–	3,499	–	–	–	2,699,968
Robert E. Landry (retired)[6]	–	–	–	–	–	–	–	–	–

[1] Cash incentive awards under the Regeneron Pharmaceuticals, Inc. Cash Incentive Bonus Plan. The actual cash incentive awards earned in respect of 2024 and paid out in January 2025 are reported as "Non-Equity Incentive Plan Compensation" in the Summary Compensation Table above. The maximum amount in this column represents the maximum cash incentive allocated to each executive by the Compensation Committee in March 2024 under the Cash Incentive Bonus Plan.

[2] These options have an exercise price equal to the average of the high and low sales price per share of the Company's common stock on the date of grant. Therefore, the closing price of our common stock on the grant date may be higher or lower than the exercise price of these options.

[3] The amounts in this column represent the grant date fair value (disregarding estimated forfeitures) of the awards made pursuant to the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. The valuation assumptions and methodologies used in the calculation of these amounts are included in Note 13 to the Company's audited financial statements for the fiscal year ended December 31, 2024, included in the 2024 Annual Report.

[4] The NEO received a non-qualified stock option award that vests subject to continued employment at a rate of 25% per year over the first four years of the maximum ten-year option term.

[5] The NEO received an annual RSA that vests 50% on the second anniversary of the date of grant and 50% on the fourth anniversary of the date of grant, subject to the NEO's continued employment.

[6] Mr. Landry did not receive an annual cash incentive or any equity awards in 2024 in light of his retirement from full-time employment with the Company effective February 2024.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table and explanatory footnotes provide information regarding unexercised stock options and PSUs or RSAs (as applicable) held by our NEOs as of December 31, 2024.

A	B	C	D	E	F	G	H	I	J
	Option Awards					Stock Awards			
Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Leonard S. Schleifer, M.D., Ph.D.	81,278	—	—	372.46	12/11/2029	—	—	—	—
	129,013	—	—	381.40	12/12/2028	—	—	—	—
	139,474	—	—	378.98	12/12/2027	—	—	—	—
	146,815	—	—	381.92	12/16/2026	—	—	—	—
	172,723	—	—	555.67	12/16/2025	—	—	—	—
	—	—	—	—	—	620,270[1]	441,836,929[2]	—	—
TOTAL	**669,303**					**620,270**	**441,836,929**		
George D. Yancopoulos, M.D., Ph.D.	81,278	—	—	372.46	12/11/2029	—	—	—	—
	129,013	—	—	381.40	12/12/2028	—	—	—	—
	139,474	—	—	378.98	12/12/2027	—	—	—	—
	146,815	—	—	381.92	12/16/2026	—	—	—	—
	146,815	—	—	555.67	12/16/2025	—	—	—	—
	—	—	—	—	—	620,270[1]	441,836,929[2]	—	—
TOTAL	**643,395**					**620,270**	**441,836,929**		
Christopher Fenimore	—	9,979[3]	—	771.64	12/06/2034	—	—	—	—
	2,125	6,374[4]	—	843.79	12/08/2033	—	—	—	—
	3,556	3,555[5]	—	726.53	12/16/2032	—	—	—	—
	5,956	1,985[6]	—	644.54	12/08/2031	—	—	—	—
	10,000	—	—	492.00	12/09/2030	—	—	—	—
	6,120	—	—	372.46	12/11/2029	—	—	—	—
	11,400	—	—	381.40	12/12/2028	—	—	—	—
	12,300	—	—	378.98	12/12/2027	—	—	—	—
	12,283	—	—	381.92	12/16/2026	—	—	—	—
	—	—	—	—	—	2,591[7]	1,845,647[2]	—	—
	—	—	—	—	—	2,370[8]	1,688,222[2]	—	—
	—	—	—	—	—	963[9]	685,974[2]	—	—
	—	—	—	—	—	929[10]	661,755[2]	—	—
TOTAL	**63,740**	**21,893**				**6,853**	**4,881,598**		

	A	B	C	D	E	F	G	H	I	J
		Option Awards					Stock Awards			
	Name	Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
	Daniel P. Van Plew	—	13,472[3]	—	771.64	12/06/2034	—	—	—	—
		2,869	8,604[4]	—	843.79	12/08/2033	—	—	—	—
		7,010	7,009[5]	—	726.53	12/16/2032	—	—	—	—
		13,911	4,637[6]	—	644.54	12/08/2031	—	—	—	—
		19,950	—	—	492.00	12/09/2030	—	—	—	—
		12,250	—	—	372.46	12/11/2029	—	—	—	—
		—	—	—	—	—	3,499[7]	2,492,443[2]	—	—
		—	—	—	—	—	3,199[8]	2,278,744[2]	—	—
		—	—	—	—	—	1,899[9]	1,352,715[2]	—	—
		—	—	—	—	—	2,172[10]	1,547,181[2]	—	—
		—	—	—	—	—	5,000[11]	3,561,650[2]	—	—
	TOTAL	**55,990**	**33,722**				**15,769**	**11,232,733**		
	Andrew J. Murphy, Ph.D.	—	13,472[3]	—	771.64	12/06/2034	—	—	—	—
		2,869	8,604[4]	—	843.79	12/08/2033	—	—	—	—
		7,620	7,618[5]	—	726.53	12/16/2032	—	—	—	—
		11,088	3,695[6]	—	644.54	12/08/2031	—	—	—	—
		25,000	—	—	492.00	12/09/2030	—	—	—	—
		24,500	—	—	372.46	12/11/2029	—	—	—	—
		25,000	—	—	381.40	12/12/2028	—	—	—	—
		50,000	—	—	378.98	12/12/2027	—	—	—	—
		34,000	—	—	381.92	12/16/2026	—	—	—	—
		35,000	—	—	555.67	12/16/2025	—	—	—	—
		—	—	—	—	—	3,499[7]	2,492,443[2]	—	—
		—	—	—	—	—	3,199[8]	2,278,744[2]	—	—
		—	—	—	—	—	2,064[9]	1,470,249[2]	—	—
		—	—	—	—	—	1,731[10]	1,233,043[2]	—	—
		—	—	—	—	—	8,285[11]	5,901,654[2]	—	—
	TOTAL	**215,077**	**33,389**				**18,778**	**13,376,133**		

	A	B	C	D	E	F	G	H	I	J
		Option Awards					Stock Awards			
Name		Number of securities underlying unexercised options exercisable (#)	Number of securities underlying unexercised options unexercisable (#)	Equity incentive plan awards: number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Robert E. Landry *(retired)*		7,112	—	—	726.53	12/16/2032	—	—	—	—
		12,719	—	—	644.54	12/08/2031	—	—	—	—
		19,950	—	—	492.00	12/09/2030	—	—	—	—
		24,500	—	—	372.46	12/11/2029	—	—	—	—
	TOTAL	**64,281**								

1. This PSU award was granted to the NEO on December 31, 2020 and has a five-year performance period from the date of grant. The number of PSUs shown in this table reflects the maximum level of payout, which was earned pursuant to the terms of underlying award agreement in 2024.
2. Reflects the closing price of $712.33 per share of the Company's common stock on the Nasdaq Global Select Market on December 31, 2024.
3. This stock option award was granted to the NEO on December 6, 2024 and vests at a rate of 25% per year over the first four years of the option term.
4. This stock option award was granted to the NEO on December 8, 2023 and vests at a rate of 25% per year over the first four years of the option term.
5. This stock option award was granted to the NEO on December 16, 2022 and vests at a rate of 25% per year over the first four years of the option term.
6. This stock option award was granted to the NEO on December 8, 2021 and vests at a rate of 25% per year over the first four years of the option term.
7. This RSA was granted to the NEO on December 6, 2024 and vests 50% on the second anniversary of the date of grant and 50% on the fourth anniversary of the date of grant, subject to the NEO's continued employment.
8. This RSA was granted to the NEO on December 8, 2023 and vests 50% on the second anniversary of the date of grant and 50% on the fourth anniversary of the date of grant, subject to the NEO's continued employment.
9. This RSA was granted to the NEO on December 16, 2022 and vests 50% on the second anniversary of the date of grant and 50% on the fourth anniversary of the date of grant, subject to the NEO's continued employment.
10. This RSA was granted to the NEO on December 8, 2021 and vests 50% on the second anniversary of the date of grant and 50% on the fourth anniversary of the date of grant, subject to the NEO's continued employment.
11. This RSA was granted to the NEO on December 9, 2020 and vests 100% on the fifth anniversary of the date of grant, subject to the NEO's continued employment.

2024 Option Exercises and Stock Vested

The following table and explanatory footnotes provide information with regard to amounts realized by our NEOs during 2024 as a result of the exercise of stock options or the vesting of RSAs.

A	B	C	D	E
	Option awards		Stock awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)[1]	Number of shares acquired on vesting (#)	Value realized on vesting ($)[2]
Leonard S. Schleifer, M.D., Ph.D.	203,204	117,275,125	—	—
George D. Yancopoulos, M.D., Ph.D.	172,723	95,717,905	—	—
Christopher Fenimore	20,000	9,054,700	3,197	2,461,928
Daniel P. Van Plew	35,375	20,283,170	2,864	2,147,263
Andrew J. Murphy, Ph.D.	40,000	26,279,800	3,029	2,267,791
Robert E. Landry *(retired)*	37,737	23,643,005	2,892	2,167,726

1. Amounts reflect the difference between the exercise price of the option(s) and the average of the high and low sales price per share of the Company's common stock on the Nasdaq Global Select Market on the exercise date(s).
2. Amount reflects the average of the high and low sales price per share of the Company's common stock on the Nasdaq Global Select Market on the vesting date.

Post-Employment Compensation

As discussed in "Compensation Dashboard—Additional Compensation Information—Potential Severance Payments," our NEOs are entitled to certain severance benefits upon the voluntary or involuntary termination of their employment. We provide additional information regarding the severance benefits available to our NEOs in the tables set out below in this subsection. For our CEO, the table shows the amounts payable under his employment agreement upon his involuntary or not-for-cause termination, termination in connection with a corporate change of control, and in the event of his disability or death. For the other NEOs, the table shows their post-termination compensation arrangements under our change in control severance plan upon an involuntary or not-for-cause termination in connection with a corporate change of control.

Leonard S. Schleifer, M.D., Ph.D., Employment Agreement

We entered into an employment agreement with our CEO, Dr. Schleifer, effective as of December 20, 2002, providing for his employment with the Company through December 31, 2003 and continuing thereafter on a year-by-year basis. On November 14, 2008, this employment agreement was amended and restated to bring the employment agreement into compliance with Section 409A of the Internal Revenue Code ("Section 409A"). Pursuant to this agreement, we agreed that in the event that Dr. Schleifer's employment is terminated by us other than for cause (as defined in the employment agreement) or is terminated by Dr. Schleifer for good reason (as defined in the employment agreement to include specified acts of constructive termination (which Dr. Schleifer has agreed does not include the election of Dr. Yancopoulos as co-Chair of the Board), together called an "involuntary termination"), we will pay Dr. Schleifer an amount equal to 125% of the sum of his base salary plus his average cash incentive paid over the prior three years. This amount will be paid in a lump-sum severance payment. In addition, we will continue to provide Dr. Schleifer and his dependents medical, dental, and life insurance benefits for 18 months. Subject to the discussion in the following paragraph, in the event that Dr. Schleifer's employment terminates for any reason other than for cause, any unvested stock options will continue to vest in accordance with the terms of the applicable award grant and he will be entitled to exercise all outstanding stock options throughout their original term, which is generally ten years from the date of grant. The treatment of Dr. Schleifer's unvested PSUs from the 2020 grant upon certain termination events is governed by the terms of the 2020 PSU award agreement, notwithstanding any provision to the contrary in his employment agreement. The terms of the 2020 PSU award agreement provide that (i) in the case of a termination of employment due to death or disability, the PSUs remain outstanding and may be earned during their term (and, to the extent earned, are not subject to the three-year mandatory deferral and holding period (the "Holding Period")); (ii) in the case of a termination by the Company without cause or a departure by Dr. Schleifer for good reason (each as defined in his employment agreement), the performance period ends as of the termination date and all PSUs earned as of that date vest and remain subject to the Holding Period; and (iii) in the case of a change in control, the performance period ends as of the date of the change in control and all PSUs earned as of that date vest with no Holding Period.

Upon an involuntary termination (i.e., a termination by the Company without cause or by Dr. Schleifer for good reason, each as defined in the employment agreement) within three years after a change of control of the Company or within three months prior to such a change of control, we will pay Dr. Schleifer an amount equal to three times the sum of his annual base salary plus his average cash incentive over the prior three years. This amount will be paid in a lump-sum severance payment. In addition, we will continue to provide Dr. Schleifer and his dependents medical, dental, and life insurance benefits for 36 months. Upon such an involuntary termination in connection with a change of control, any unvested stock options will vest immediately and all outstanding stock options will remain exercisable throughout their original term, which is generally ten years from the date of grant. Pursuant to the terms of his 2020 PSU award agreement, any such PSUs that vest upon a change of control as discussed above will be immediately deliverable to Dr. Schleifer (with no Holding Period). If aggregate severance payments to Dr. Schleifer in connection with a change of control exceed certain thresholds set forth in the Internal Revenue Code, then we will pay him an additional amount to cover any resulting excise tax obligations, unless the excise taxes could be eliminated by reducing Dr. Schleifer's cash severance payments and benefits under the agreement by less than 10%, in which case such benefits and payments will be reduced accordingly.

The following table reflects the potential payments to our CEO under his employment agreement assuming a termination effective December 31, 2024 under different scenarios (including following a change of control), as well as upon death or disability. The information in the table below is based on the assumptions set forth in the footnotes to the table; actual values and amounts may differ from those presented below.

Potential Severance Payments under Dr. Schleifer's Employment Agreement

	Cash Severance ($)	Benefits Continuation ($)	Death Benefits[4] ($)	Disability Benefits ($)	Value of Accelerated PSUs ($)	Cutback/ Gross-up[6] ($)	Total Amount ($)
Involuntary Termination Following a Change of Control[1]	18,261,178[2]	366,205[3]	—	—	441,836,929[5]	—	460,464,312
Involuntary Termination	7,608,824[7]	174,600[8]	—	—	441,836,929[5]	—	449,620,353
Death	—	143,514[9]	—	—	—[10]	—	143,514
Disability	—	174,600[8]	—	1,019,078[11]	—[12]	—	1,193,678

1   For purposes of these calculations, (i) we used Dr. Schleifer's 2024 base salary and the annual cash incentives paid to Dr. Schleifer for performance in 2021, 2022, and 2023, respectively; (ii) we assumed that Dr. Schleifer received his annual cash incentive that was earned in 2024 and paid in 2025 (described in the Summary Compensation Table above); (iii) we assumed a 9.0% annual increase in medical premiums, 4% annual increase in dental premiums, and no increase in annual disability or life insurance premiums; (iv) we assumed that the medical and dental insurance benefits received in 2025, 2026, and 2027 would be taxable and that Dr. Schleifer would be eligible for a tax gross-up for these benefits under the terms of his employment agreement; (v) although Dr. Schleifer's employment agreement provides for restrictive covenants, including a six-month non-compete obligation, no specific value has been ascribed to these covenants solely for purposes of assessing excise tax liabilities and potential cutbacks; and (vi) although certain payments to Dr. Schleifer would be subject to potential delays upon separation of service under Section 409A, we did not attempt to determine which, if any, payments would be delayed or revise the values to reflect any such delay.

2   Equal to three times the sum of (a) Dr. Schleifer's 2024 base salary and (b) the average annual cash incentive paid to Dr. Schleifer for performance in the three completed years prior to the termination date. For purposes of this calculation, we used Dr. Schleifer's annual cash incentives for performance in 2021, 2022, and 2023.

3   Equal to the estimated cost of providing Dr. Schleifer and his dependents medical, dental, and life insurance benefits for 36 months.

4   We maintain $1 million of term life insurance covering Dr. Schleifer payable to his designated beneficiary.

5   Equal to the value of 620,270 PSUs from his 2020 grant (i.e., the maximum payout) that were earned as of December 31, 2024 (but remained subject to time-based vesting) multiplied by a closing price of $712.33 of the Company's common stock on the Nasdaq Global Select Market on December 31, 2024.

6   Under Dr. Schleifer's employment agreement, if payments due in connection with a change of control are subject to excise taxes under Section 280G of the Internal Revenue Code, we will cut back the payments if the excise tax can be eliminated by reducing his cash severance payments and benefits by less than 10%. Otherwise, we will pay him an additional "gross up" amount so that his after-tax benefits are the same as though no excise tax had been applied. We have determined that Dr. Schleifer would not have been subject to excise taxes if he had been terminated on December 31, 2024 as a result of a change of control.

7   Equal to 1.25 times the sum of (a) Dr. Schleifer's 2024 base salary and (b) the average annual cash incentive paid to Dr. Schleifer for performance in the three completed years prior to the termination date. For purposes of this calculation, we used Dr. Schleifer's year-end cash incentive awards for performance in 2021, 2022, and 2023.

8   Equal to the estimated cost of providing Dr. Schleifer and his dependents medical, dental, and life insurance benefits for 18 months.

9   Equal to the estimated cost of providing Dr. Schleifer's dependents medical and dental benefits for 18 months.

10   As discussed in "Compensation Dashboard—Additional Compensation Information—Potential Severance Payments," unvested stock options held by any employee (including Dr. Schleifer) become immediately exercisable upon his or her death. However, since all of Dr. Schleifer's options are currently exercisable, there is no additional value for stock option acceleration. In addition, any PSUs held by Dr. Schleifer will remain outstanding upon his death, and any vesting or forfeiture of such PSUs will be determined following the completion of the applicable performance period as it otherwise would have been determined if he remained employed by the Company for the duration of such performance period.

11   Represents 35% of Dr. Schleifer's 2024 salary over a period of 18 months. We have assumed long-term disability coverage exists pursuant to Dr. Schleifer's employment agreement for the remaining 65% of Dr. Schleifer's salary.

12   In the case of a termination of Dr. Schleifer's employment due to disability, (i) any unvested stock options would continue to vest in accordance with the terms of the applicable award grant and he would be entitled to exercise all outstanding stock options throughout their original term, and (ii) any PSUs held by Dr. Schleifer would remain outstanding (with vesting and forfeiture determined in the manner set forth in the applicable award agreement).

Change in Control Severance Plan

Each of the current NEOs, other than our CEO, participates in our change in control severance plan that was adopted by the board of directors on January 20, 2006. The purposes of the plan are (i) to help us retain key employees, (ii) to help maintain the focus of such employees on our business and to mitigate the distractions caused by the possibility that we may be the target of an acquisition, and (iii) to provide certain benefits to such employees in the event their employment is terminated (or constructively terminated) after, or in contemplation of, a change in control. On November 14, 2008, the change in control severance plan was amended and restated to bring it into compliance with Section 409A.

Under the plan, each participant is entitled to receive a cash severance payment in an amount equal to one, or, in designated cases, including with respect to the NEOs other than Dr. Schleifer, two times the sum of the participant's annual base salary and his or her average annual cash incentive over the prior three years if, within two years after or 180 days before a change in control, either the participant resigns his or her employment for Good Reason (as defined in the plan) or the participant's employment is terminated by the Company for any reason other than Cause (as defined in the plan). This amount will be paid in a lump-sum severance payment. A participant so terminated is also entitled to receive a pro-rata annual cash incentive for the year in which he or she is terminated based on the portion of the year the participant was employed by us. In addition, for either one or two years, as the case may be, plan participants will receive continuation of health care coverage and welfare benefits provided by us, to the extent permitted by our benefit plans, at a cost no greater than what the participant's cost would have been if he or she had continued his or her employment with the Company.

In the event that a plan participant resigns his or her employment for Good Reason (which generally conforms to the definition in Section 409A), or the participant's employment is terminated by the Company for any reason other than Cause, in either case within two years after or 180 days before a change in control, then, unless otherwise provided in an award agreement, the participant's stock options and other equity awards granted under our long-term incentive plans that would have vested prior to or upon the change in control will become vested on the change in control date, and the exercise period of such equity awards, and other equity awards held by the participant that otherwise would have expired, will be extended to the later of (i) 30 days following the first date after a change in control in which the shares underlying the equity award may be traded, and (ii) the permitted exercise date in the plan or grant assuming the change in control happened immediately prior to the participant's termination. However, in no event will any stock option or other equity award be extended (i) beyond the expiration date of the grant, or (ii) such that the grant will be subject to the additional tax under Section 409A of the Internal Revenue Code.

In the event that a participant would become subject to a "golden parachute" excise tax under Section 4999 of the Internal Revenue Code as a result of severance benefits and payments, the severance benefits and payments owed to the participant shall be reduced to an amount one dollar less than the amount that would subject the participant to the excise tax, unless the total severance benefits/payments net of the excise taxes are greater than the amount that the participant would receive following any such reduction.

The following table shows the potential payments to our current NEOs (other than (i) our CEO and (ii) our former CFO, who retired from the Company in 2024), upon their hypothetical termination (other than for Cause) or resignation for Good Reason, in the two years following, or the 180 days prior to, a change in control. The information in the table below assumes an effective termination or resignation date of December 31, 2024 and is further based on the assumptions set forth in the footnotes to the table; actual values and amounts may differ from those presented below.

Potential Payments under Change in Control Severance Plan

	Cash Severance[1] ($)	Benefits Continuation[2] ($)	Value of Accelerated Stock Options/RSAs/ PSUs[3] ($)	Cutback[4] ($)	Total Amount[5] ($)
George D. Yancopoulos, M.D., Ph.D.	12,174,119	116,005	441,836,929	—	454,127,053
Christopher Fenimore	2,080,228	200,503	5,016,161	—	7,296,892
Daniel P. Van Plew	3,929,542	195,336	11,547,074	—	15,671,952
Andrew J. Murphy, Ph.D.	3,304,266	133,507	13,626,617	—	17,064,390

[1] Equal to two times the sum of (a) the NEO's 2024 base salary and (b) the average annual cash incentives paid to the NEO over the prior three years.

[2] Equal to the estimated cost of providing each NEO and his dependents medical, dental, vision, disability, and life insurance coverage for 24 months, plus the estimated cost of providing each NEO tax and financial planning advisory services for 24 months.

[3] For stock options, equal to the aggregate amount of the differences between the exercise prices of each NEO's accelerated "in-the-money" stock options and the closing sales price per share of the Company's common stock on the Nasdaq Global Select Market on December 31, 2024, of $712.33. In the case of Messrs. Fenimore and Van Plew and Dr. Murphy, the amounts also include the value as of December 31, 2024 of accelerated RSAs. In the case of Dr. Yancopoulos, the amount includes the value of 620,270 PSUs from his 2020 grant (i.e., the maximum payout) that were earned as of December 31, 2024 (but remained subject to time-based vesting) multiplied by a closing price of $712.33 of the Company's common stock on the Nasdaq Global Select Market on December 31, 2024.

[4] We have determined (using the assumptions outlined in footnote 5) that none of the NEOs listed in the table above would have been subject to any cutbacks or excise taxes if terminated on December 31, 2024.

[5] For purposes of these calculations, (i) we used base salaries as of December 31, 2024, and annual cash incentives paid to the NEOs for performance in 2021, 2022, and 2023, respectively; (ii) we assumed that each NEO received his annual cash incentive that was earned in 2024 and paid in 2025 (described in the Summary Compensation Table above); (iii) we took into consideration, for purposes of determining whether each NEO was subject to a reduction under the terms of the change in control severance plan, the fact that each NEO's equity awards may vest in full or in part following a change in control (parachute payments for time vesting stock options and restricted stock were valued using Internal Revenue Code Treas. Reg. Section 1.28G-1 Q&A 24(c)); (iv) we assumed a 9.0% annual increase in medical premiums, 4% annual increase in dental premiums, 3% annual increase in vision premiums, and no increase in disability or life insurance premiums or employer cost of tax and financial planning advisory services for 2025 and 2026; (v) we assumed that the medical insurance benefits received in 2025 and 2026 would be taxable and that the NEOs would be eligible for a tax gross-up for these benefits under the terms of the change in control severance plan; (vi) although the change in control severance plan provides for restrictive covenants, including a one-year covenant prohibiting the solicitation of Company employees, no specific value has been ascribed to these covenants for purposes of assessing excise tax liabilities and potential cutbacks; and (vii) although certain payments to the NEOs would be subject to potential delays upon separation of service under Section 409A, we did not attempt to determine which, if any, payments would be delayed or revise the values to reflect any such delay.

Additional Compensation Information

Annual Cash Incentives

We originally adopted our Cash Incentive Bonus Plan for purposes of allowing our annual cash incentives to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code and permitting us to deduct cash incentive compensation that might otherwise not be deductible by reason of Section 162(m) (as in effect at the time of adoption). Although the Tax Cuts and Jobs Act eliminated the performance-based compensation exception for compensation, we have continued to use the Cash Incentive Bonus Plan for annual cash incentives because we believe it furthers our compensation philosophy and objectives regardless of tax treatment. For 2024 annual cash incentives for the current NEOs, in March 2024 the Compensation Committee set up a cash incentive pool under the Cash Incentive Bonus Plan; specified maximum allocations of such pool to the current NEOs and certain other senior executives; and established a R&D-related performance goal consisting of (i) the submission of one or more Investigational New Drug Applications, Biologics License Applications, or supplemental Biologics License Applications with the FDA (or its equivalent outside the United States) or (ii) the approval of any regulatory filing of the type described in clause (i) by the FDA or the applicable regulatory authority outside the United States. In November 2024, the Compensation Committee determined that Regeneron's performance in 2024 exceeded the established goal, thus enabling the funding of the cash incentive pool. The Compensation Committee then exercised "negative discretion" (as permitted under the Plan) to reduce the respective allocations of such pool for each current NEO. In exercising negative discretion for the current NEOs, the Compensation Committee determined that their annual cash incentives should be set consistent with the Company's historical practice of using a formula that utilizes their respective cash incentive targets, a corporate performance component, and, if applicable, an individual performance component, as described below.

The targets for the 2024 annual cash incentives for the current NEOs were unchanged year over year and set as percentages of their respective base salaries as follows: Dr. Schleifer—120%; Dr. Yancopoulos—120%; Mr. Fenimore—60%; Mr. Van Plew—65%; and Dr. Murphy—65%.

For 2024, Dr. Schleifer's cash incentive target amount represented approximately the median of the Peer Group. In determining the cash incentive target for Dr. Yancopoulos, the Compensation Committee took into consideration the importance of his scientific leadership as President & CSO and the significant contributions he has made to the success of the Company and, specifically, to the discovery and development of the Company's commercial products, its pipeline of internally developed product candidates, and its platform technologies. The Compensation Committee determined that there were no meaningful comparative data for Dr. Yancopoulos relating to similarly situated executives and that his cash incentive target for 2024 would be set to equal Dr. Schleifer's. In determining the cash incentive targets for 2024 for Messrs. Fenimore and Van Plew and Dr. Murphy, the Compensation Committee took into consideration the compensation of similarly situated executive officers at companies in the Peer Group.

Other than with respect to Drs. Schleifer and Yancopoulos as discussed below, the cash incentives were determined through the use of both an individual and a Company performance component with a range of 0 to 1.5 for the personal performance multiplier and a range of 0 to 2.0 for the Company performance multiplier, depending upon performance during the year. Both the personal performance multiplier (if applicable) and the Company performance multiplier were determined by the Compensation Committee for each current NEO based on the Committee's assessment of the Company's performance in accordance with the framework described under the subsection "Compensation Discussion and Analysis—Components of Executive Pay: What We Pay and Why We Pay It—Annual Cash Incentives" and, in the case of each of Messrs. Fenimore and Van Plew and Dr. Murphy, the NEO's personal performance during the year.

With respect to 2024, the Compensation Committee approved a personal performance multiplier of 1.5 for Mr. Fenimore and Dr. Murphy and 1.4 for Mr. Van Plew. The personal performance component remained unchanged and accounted for 40% of these NEOs' cash incentives. The Company component was based on a Company performance multiplier that was determined based on the Company's overall corporate performance (as described below) in 2024, including against 2024 milestone goals that were presented to the board of directors in January 2024. This Company performance component also remained unchanged and accounted for 60% of the cash incentives awarded to Messrs. Fenimore and Van Plew and Dr. Murphy. In the case of Drs. Schleifer and Yancopoulos, consistent with prior practice the Compensation Committee focused exclusively on overall Company performance in 2024 when determining their cash incentives and did not utilize a personal performance multiplier.

In determining the annual cash incentive for Mr. Fenimore, the Compensation Committee gave special consideration to Mr. Fenimore's leadership of and accomplishments in the Company's accounting, finance, and tax functions and across his other responsibilities, including the successful execution of the Company's capital allocation priorities in 2024 through investment in R&D capabilities, funding of business development opportunities, and the return of cash to our shareholders through share buybacks. In the case of Mr. Van Plew, the Compensation Committee focused primarily on Mr. Van Plew's leadership of and accomplishments in the Company's Industrial Operations and Product Supply organization, including preparations for new product launches and expanded manufacturing capabilities, while also taking into account the CRL issued by the FDA in respect of the Company's BLA for linvoseltamab in relapsed/refractory multiple myeloma due to findings resulting from an inspection at a third-party fill/finish manufacturer. In the case of Dr. Murphy, the Compensation Committee considered the progress and continued expansion of the Company's research and preclinical development pipeline, including several innovative research advances demonstrating potentially transformative first-in-class or best-in-class therapeutic approaches.

With respect to 2024, the Compensation Committee set the Company performance multiplier at 1.5. For a discussion of the framework that the Committee established and utilized in 2024 for its year-end assessment of Company performance and its determination of the Company performance multiplier, see the subsection "Compensation Discussion and Analysis—Components of Executive Pay: What We Pay and Why We Pay It—Annual Cash Incentives." Under the framework, the Committee began its assessment with a review of performance across the entire organization to establish a baseline for the Company performance multiplier, taking into account the Company milestones for the year in review (discussed in the subsection "Compensation Discussion and Analysis—Components of Executive Pay: What We Pay and Why We Pay It—Annual Cash Incentives") as well as the additional performance factors shown below.

(1) PRODUCT PIPELINE AND DEVELOPMENT (primary factors)

Regulatory & Clinical Milestones; Commercial Support

- Approval of new products or indications by the FDA or applicable regulatory authorities outside the United States
- Regulatory submissions for new products and new indications
- Breakthrough Therapy or orphan drug designations by the FDA (or its equivalent outside the United States)
- Data readouts and key publications from potentially pivotal/ registrational studies
- Initiation of new Phase 3 or Phase 2 studies

Progress in Earlier-Stage Clinical Programs; New Candidates Advanced into Clinical Development

- Data readouts and key publications from existing Phase 1 studies
- Initiation of new Phase 1 studies
- Notable early research milestones and collaborations

(2) FINANCE AND OPERATIONS (secondary factors)

Financial Metrics; Capital Structure

- Growth in total revenues
- Growth in net product sales for key marketed products
- Growth in profitability metrics
- Collaboration agreements
- Finance projects

Operational & Manufacturing

- Marketing structure & strategy
- Pricing, policy & legal developments
- Successful completion of audits
- Expansion of facilities
- Increase in manufacturing capabilities

(3) TALENT, CULTURE, AND CORPORATE RESPONSIBILITY (secondary factors)

Talent Management & Retention

- Growth of global workforce to support our long-term strategic objectives
- Employee retention and below-industry attrition rate
- Outside recognition and employee feedback

Corporate Responsibility

- Corporate responsibility and sustainability activities, reporting, ratings, and rankings
- Corporate giving
- Philanthropic and citizenship programs

Perquisites and Personal Benefits

All employees who participate in our 401(k) Savings Plan, including the NEOs, are eligible to receive certain matching contributions. In each plan year, we contribute to each participant's account a matching contribution (in the form of shares of our common stock) equal to 50% of a specified percentage of the participant's compensation that the participant has contributed to the plan (which was 10% with respect to each of the last three years), up to a maximum level established under the Internal Revenue Code. Each of our NEOs participated in our 401(k) Savings Plan during 2024 and received matching contributions in the aggregate amount of $15,250 in the form of shares of our common stock. The contributions were paid quarterly up and until the maximum level was reached and are included in the compensation amounts reported for each of our NEOs in the Summary Compensation Table included in this proxy statement. As with all employees, the number of shares of common stock that each NEO received in a particular quarter was determined using the average market price per share of our common stock during that quarter.

Subject to any existing contractual obligations, other Company policies, and applicable legal requirements, our NEOs are eligible to receive certain perquisites that, in the Compensation Committee's judgment, serve a business purpose or are otherwise needed to further Regeneron's business objectives. Any perquisites provided to our NEOs must be in compliance with a Compensation Committee-approved policy regarding senior officer perquisites and are periodically reviewed by the Committee. Certain of the perquisites provided to our NEOs in, or with respect to, 2024 are described below, and additional information is given in the applicable footnotes to the Summary Compensation Table included in this proxy statement.

To achieve increased efficiencies and a more secure traveling environment, the Company provides air transportation for certain executive and director travel in accordance with guidelines approved by our board of directors. Based on the recommendation of an independent, third-party security study, the guidelines and our security policy require Drs. Schleifer and Yancopoulos to use, as much as practicable, Company-provided aircraft for all business and personal air travel. Family members or other guests may accompany Drs. Schleifer and Yancopoulos during Company-provided air travel, space permitting, so long as, except as provided below, they cover any incremental cost related to such guests. Regeneron covers the cost of any such personal air travel for up to $300,000 in incremental cost (as described below) annually for each of Drs. Schleifer and Yancopoulos (as well as their permitted guests). The current annual limit was set in 2024 to take into account the rising cost of fuel, labor, and other miscellaneous costs since the adoption of the security policy in 2015. Family members or other guests may also accompany our other NEOs and directors during Company-provided air business travel, space permitting, so long as they cover any incremental cost related to such guests. In addition, in limited circumstances personal use of Company-provided air travel by our other NEOs or directors may be permitted if authorized by either co-Chair of the Board and any incremental cost is paid by the lead passenger. Any required reimbursement or other payment of the incremental cost is made to the extent permitted by applicable Federal Aviation Administration rules.

We determine the incremental cost of any Company-provided personal or guest air travel based on the direct variable operating cost. Items included in the calculation include (as applicable) fuel costs; landing, non-home-base hangar or aircraft parking, and ground handling fees; in-flight catering; travel, lodging, and other expenses for flight crew; and other trip-related variable cost, including the use of our fractional jet interests. Because Company-provided air transportation is used primarily for business travel, incremental costs exclude fixed costs that generally do not change based on usage, such as (as applicable) flight crew salaries; aircraft purchase or lease costs; depreciation; insurance costs; certain maintenance fees based on minimum usage; and home-base hangar costs. When the aircraft is already flying to a destination for business purposes, only the direct variable costs associated with the guest (for example, catering), if any, are included in determining the aggregate incremental cost to Regeneron. If any aircraft flies empty before picking up or after dropping off a passenger for personal reasons, this "deadhead" segment would be included in the aggregate incremental cost based on the methodology described above. The amount of disallowed corporate tax deductions attributable to Company-provided personal and guest air travel is not included in the NEO incremental cost calculation.

The security policy also covers other security services consisting of secure car transportation, on-site residential security at the primary residence for each of Drs. Schleifer and Yancopoulos, and 24/7 personal security services for Drs. Schleifer and Yancopoulos. Such services are rendered by third-party providers and/or full-time employees of the Company depending on availability and time of day. The incremental costs of such services are calculated based on the methodology described below and exclude costs that the Company would have incurred in any event, such as the ordinary wages, taxes, and benefits of drivers that are employed full-time by the Company for business travel and the costs of security services provided at the Company's offices during normal business hours. We generally calculate the incremental costs of such services based on (a) an assumed fuel cost per mile (based on then applicable standard mileage rates published by the Internal Revenue Service) times total miles traveled in connection with secure car transportation for personal travel or security services outside of the office; (b) the amount paid by the Company to the third-party providers of such services or any overtime wages of full-time employees of the Company attributed to such services based on the number of hours expended; and (c) the costs of leasing or renting vehicles dedicated to the provision of such services.

Amounts associated with personal or guest Company-provided air transportation and other security services are imputed as income to the NEOs to the extent required by applicable tax regulations. The NEOs do not receive a tax gross-up from us to cover their personal income tax obligations in respect of any such imputed income.

The amounts disclosed in the "All other compensation" column of the Summary Compensation Table relating to personal and guest use of Company-provided air transportation and other security services in accordance with our security policy attributable to Drs. Schleifer and Yancopoulos are based on the incremental cost resulting from such transportation/services as described above.

The Corporate Governance and Compliance Committee monitors business and any personal or guest Company-provided air travel on a periodic basis.

Potential Severance Payments

Except for the 2020 PSU award agreements,[9] outstanding equity award agreements for all employees include a "double trigger" provision for the acceleration of vesting of unvested equity awards upon a termination by the Company without cause or by the employee for good reason within two years following a change in control.

Our CEO has an employment agreement that provides for certain severance benefits following termination, including following death or disability, resignation following defined "good reason" events, or termination in connection with a change in control. The other NEOs are covered by a change in control severance plan, which provides certain benefits to them and other designated officers if they are terminated in connection with a change in control. In addition, in the case of our CSO, stock option, RSA, and PSU award agreements applicable to his awards provide that he would have a "good reason" for terminating his employment with Regeneron upon or within two years after the occurrence of a change in control if the employment of our CEO has ended due to our CEO's involuntary termination (as defined in the CEO's employment agreement). Information regarding applicable payments under this employment agreement and change in control severance plan is provided in the subsection "2024 Executive Compensation Tables—Post-Employment Compensation."

Our NEOs will forfeit any unvested stock options or RSAs upon the termination of their employment for any reason (including disability or retirement) other than death, except as provided in our change in control severance plan. In the event of the death of an employee, any unvested stock options held by such employee become immediately exercisable, and any shares subject to RSAs/RSUs will become fully vested. In the case of the 2020 PSU awards to our CEO and CSO, upon a termination of employment due to death or disability, the PSU award will remain outstanding, and any vesting of the PSUs will be determined following the completion of the applicable performance period. For information regarding the value of accelerated stock options, RSAs, and PSUs held by our CEO and other NEOs (as applicable) as of December 31, 2024, see the subsection "2024 Executive Compensation Tables—Post-Employment Compensation" under "Value of Accelerated PSUs" in the table entitled "Potential Severance Payments under Dr. Schleifer's Employment Agreement" (for our CEO) and under "Value of Accelerated Stock Options/RSAs/PSUs" in the table entitled "Potential Payments under Change in Control Severance Plan" (for other NEOs).

When employees retire, they forfeit all unvested stock options, RSAs, and PSUs, including the PSUs granted to our CEO and CSO in 2020. An employee considered "retirement eligible" upon separation under our employee policies as in effect from time to time has the remaining life of the 10-year stock option term to exercise stock options that are vested as of the date of his or her retirement.

The change-in-control severance benefits provided to our NEOs are designed to promote stability and continuity of our senior management and are intended to preserve employee morale and productivity and encourage retention in the face of the disruptive impact of an actual, threatened, or rumored change in control of the Company. These severance benefits were established following a review of comparable practices at the Company's peer companies and with the advice of the Compensation Committee's consultant.

We have no pension, deferred compensation, or retirement plans applicable to our NEOs, other than our 401(k) Savings Plan described above.

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9   In the case of these PSUs (granted to our CEO and CSO), if there is a change in control, all PSUs earned as of that date vest with no Holding Period.

Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the median of the annual total compensation of our employees (excluding our principal executive officer), the annual total compensation of our principal executive officer, Dr. Schleifer, and the ratio of these two amounts.

We have determined the total compensation of our median employee (based on the 2024 annual total compensation of our employees, excluding Dr. Schleifer) to be $164,447. The total 2024 compensation of Dr. Schleifer, as reported in the Summary Compensation Table above, was $6,823,034. Accordingly, the ratio of the 2024 annual total compensation of Dr. Schleifer to the median of the 2024 annual total compensation of our employees was approximately 41 to 1.[10]

For 2024, we identified the median employee as of December 31, 2024 by (i) aggregating for each applicable employee (a) annual base salary for salaried employees (or wages plus overtime, based on annual work schedule, for permanent hourly employees), (b) the target annual cash incentive, and (c) the grant date fair value of any equity awards granted during 2024, and (ii) ranking this compensation measure from lowest to highest. This calculation was performed for all employees, excluding Dr. Schleifer, whether employed on a full-time, part-time, or seasonal basis. For purposes of identifying the median employee, we converted amounts paid in foreign currencies to U.S. dollars based on the applicable 2024 average exchange rate.

We believe that the pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our internal records and the methodology described above. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates, and assumptions in calculating their own pay ratios.

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[10]   This ratio would have been approximately 200 to 1 if the five-year, front-loaded PSU award granted to Dr. Schleifer in 2020 in lieu of five years of annual equity awards (i.e., until the Company's regular year-end grant cycle in December 2025) were annualized over such five-year period.

Pay Versus Performance

As required by Item 402(v) of Regulation S-K, the following table and accompanying footnotes and discussion provide certain information regarding executive compensation of our principal executive officer ("PEO") and non-PEO NEOs ("Non-PEO NEOs") and measures of Company performance for the years presented. Except where expressly stated, the information presented below was not considered by the Compensation Committee in structuring our executive compensation program for the years presented, and the reader should instead refer to the section "Compensation Discussion and Analysis" for a description of the philosophy, objectives, and structure of our pay program.

A	B	C	D	E	F	G	H	I
						Value of Initial Fixed $100 Investment Based On:		
Year	Summary Compensation Table Total for PEO ($)[1]	Compensation "Actually Paid" to PEO ($)[1,2,3]	Average Summary Compensation Table Total for Non-PEO NEOs ($)[1]	Average Compensation "Actually Paid" to Non-PEO NEOs ($)[1,2,3]	TSR ($)	Peer Group TSR ($)[4]	Net Income ($)	Stock Price ($)[5]
2024	6,823,034	(37,696,190)	6,073,090	(9,153,791)	189.71	172.62	4,412,600,000	712.33
2023	8,184,338	141,071,193	6,713,442	46,896,425	233.91	159.01	3,953,600,000	878.29
2022	7,004,069	98,786,583	8,061,639	32,174,465	192.15	153.08	4,338,400,000	721.49
2021	6,470,514	123,744,652	7,548,928	40,168,860	168.19	137.47	8,075,300,000	631.52
2020	135,350,121	153,035,522	40,058,597	48,557,559	128.66	110.52	3,513,200,000	483.11

[1] Leonard S. Schleifer, M.D., Ph.D. was our PEO for each year presented. George D. Yancopoulos, M.D., Ph.D., Robert E. Landry, Daniel P. Van Plew, and Andrew J. Murphy, Ph.D. comprise the Non-PEO NEOs for 2020 and 2023; and each of these individuals plus Joseph J. LaRosa, Marion McCourt, and Christopher Fenimore comprise the Non-PEO NEOs for 2021, 2022, and 2024, respectively.

[2] The amounts shown for "Compensation "Actually Paid"" have been calculated in accordance with Item 402(v) of Regulation S-K and do not reflect compensation actually earned, realized, or received by the Company's NEOs. These amounts reflect total compensation as reported in the Summary Compensation Table with certain adjustments as described in footnote 3 below.

[3] "Compensation "Actually Paid"" reflects the exclusions and inclusions of equity awards for the PEO and the Non-PEO NEOs as set forth below and calculated in accordance with FASB ASC Topic 718 using the valuation methodologies and assumptions set forth in the calculation of the grant date fair value of these awards as disclosed in the Company's audited financial statements for the fiscal year in which the equity awards were granted.

The "Exclusion of Stock Awards and Option Awards from Summary Compensation Table" columns in the tables below reflect the aggregate amounts reported in the Summary Compensation Table for the applicable year in the "Stock Awards" and "Option Awards" columns.

Year	Summary Compensation Table Total for PEO ($)	Exclusion of Stock Awards and Option Awards from Summary Compensation Table for PEO ($)	Inclusion of Item 402(v) Equity Award Values for PEO ($)	Compensation "Actually Paid" to PEO ($)
2024	6,823,034	0	(44,519,224)	(37,696,190)

Year	Average Summary Compensation Table Total for Non-PEO NEOs ($)	Exclusion of Stock Awards and Option Awards from Summary Compensation Table for Non-PEO NEOs ($)	Inclusion of Item 402(v) Equity Award Values for Non-PEO NEOs ($)	Average Compensation "Actually Paid" to Non-PEO NEOs ($)
2024	6,073,090	(3,699,679)	(11,527,202)	(9,153,791)

The "Inclusion of Item 402(v) Equity Award Values" columns in the tables above are derived from the dollar values set forth in the following tables:

Year	Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for PEO ($)	Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for PEO ($)	Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for PEO ($)	Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for PEO ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for PEO ($)	Total-Inclusion of Equity Values for PEO ($)
2024	0	(44,519,224)	0	0	0	0	(44,519,224)

Year	Average Year-End Fair Value of Equity Awards Granted During Year That Remained Unvested as of Last Day of Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Last Day of Year of Unvested Equity Awards for Non-PEO NEOs ($)	Average Vesting-Date Fair Value of Equity Awards Granted During Year that Vested During Year for Non-PEO NEOs ($)	Average Change in Fair Value from Last Day of Prior Year to Vesting Date of Unvested Equity Awards that Vested During Year for Non-PEO NEOs ($)	Average Fair Value at Last Day of Prior Year of Equity Awards Forfeited During Year for Non-PEO NEOs ($)	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Included for Non- PEO NEOs ($)	Total—Average Inclusion of Equity Values for Non-PEO NEOs ($)
2024	3,264,990	(11,592,995)	0	(1,537,430)	(1,661,767)	0	(11,527,202)

4   The Peer Group TSR shown in this table utilizes the NASDAQ US Benchmark Pharmaceuticals Total Return Index ("NQ US Pharma Index"), which we also utilized in the stock performance graph required by Item 201(e) of Regulation S-K included in our Annual Reports on Form 10-K for the years reflected in the table above. The comparison assumes $100 was invested for the period starting December 31, 2019 through December 31 of the applicable fiscal year in each of the Company's common stock and the NQ US Pharma Index. All dollar values assume reinvestment of the pre-tax value of dividends paid by companies included in the NQ US Pharma Index. The historical stock price performance of our common stock shown is not necessarily indicative of future stock price performance.

5   Pursuant to Item 402(v) of Regulation S-K, we determined our stock price to be the most important financial performance measure used to link Company performance to Compensation "Actually Paid" to our NEOs in 2024. This performance measure may not have been the most important financial performance measure for prior years and we may determine a different financial performance measure to be the most important such measure in future years.

Description of Relationship Between NEO Compensation "Actually Paid" and Total Shareholder Return

The following chart sets forth the relationship between Compensation "Actually Paid" to our PEO, the average of Compensation "Actually Paid" to our Non-PEO NEOs, each as set forth in the Table above, and the Company's cumulative TSR over the five-year period from 2020 through 2024. The following chart also compares the Company's cumulative TSR over the five-year period from 2020 through 2024 to that of the NQ US Pharma Index over the same time period.

PEO and Average Non-PEO NEO Compensation "Actually Paid" Versus Regeneron TSR and Peer Group TSR, 2020-2024



Description of Relationship Between NEO Compensation "Actually Paid" and Net Income

The following chart sets forth the relationship between Compensation "Actually Paid" to our PEO, the average of Compensation "Actually Paid" to our Non-PEO NEOs, and our net income during years 2020 through 2024, each as set forth in the table above.

PEO and Average NEO Compensation "Actually Paid" Versus Regeneron Net Income, 2020-2024



Description of Relationship Between NEO Compensation "Actually Paid" and Stock Price

The following chart sets forth the relationship between Compensation "Actually Paid" to our PEO, the average of Compensation "Actually Paid" to our Non-PEO NEOs, and the closing price of our common stock on the last trading day of years 2020 through 2024, each as set forth in the table above.

PEO and Average Non-PEO NEO Compensation "Actually Paid" Versus Regeneron Stock Price, 2020-2024



2024 Tabular List of Most Important Financial and Non-Financial Performance Measures

The following table presents the financial and non-financial performance measures that the Company considers to have been the most important in linking Compensation "Actually Paid" to our PEO and our Non-PEO NEOs in 2024 to Company performance. The measures in this table are not ranked.

Stock Price	Regulatory submissions for new products or indications
TSR	Positive data readouts
Non-GAAP diluted EPS	New Investigational New Drug Applications
Approvals of new products or indications	

Equity Compensation Information

Corporate Governance Aspects of the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan

The Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan (referred to in this subsection as the "Plan") is the only plan currently used by the Company to grant equity awards. The Plan was approved by shareholders and is designed to promote best practices by reinforcing the alignment between equity compensation arrangements for employees and non-employee directors and the interests of shareholders. The provisions that promote such best practices include:

Provision	Description
No Discounted Stock Options or Stock Appreciation Rights	Stock options and stock appreciation rights are not granted with an exercise or base price less than the fair market value of common stock (as defined in the Plan) on the date of grant.
No Stock Option or Stock Appreciation Right Re-pricing or Exchange	Except for equitable adjustments in connection with specific corporate transactions (such as stock splits, recapitalizations, reorganizations, mergers, consolidations, and similar transactions), the Plan does not permit a decrease in the exercise price or base price of a stock option or stock appreciation right granted under the Plan through settlement, cancellation, forfeiture, exchange, surrender, or otherwise below the fair market value of common stock (as defined in the Plan) on the date of grant.
Recoupment (Clawback) Policy	Awards granted to our officers and other specified employees under the Plan are subject to recoupment or reduction in accordance with the terms of our Clawback Policy. This Clawback Policy was supplemented in 2023 (as required by amended listing standards of the Nasdaq Stock Market LLC) to provide for recovery of incentive-based compensation of specified officers in the event an accounting restatement renders such compensation erroneously received.
Independent Administration	The Plan is administered by the Compensation Committee, which is intended to be comprised solely of non-employee directors each of whom meets the additional independence criteria applicable to compensation committee members under the listing standards of the Nasdaq Stock Market LLC and qualifies as a "Non-Employee Director" pursuant to Rule 16b-3 under the Exchange Act.
No "Evergreen" Provision	The Plan does not contain an "evergreen" feature pursuant to which the shares authorized for issuance thereunder can be automatically replenished.
No Tax Gross-ups	The Plan does not provide for any tax gross-ups.

Key Equity Metrics

The following table summarizes some key metrics relating to the equity component of our compensation program. When evaluating the information below and comparing Regeneron to other companies, it is important to keep in mind the following two differentiating factors:

1. *Significant increase in the number of Regeneron's employees.* From 2022 to 2024, the number of Regeneron's employees increased 46%.

2. *Regeneron's broad-based equity compensation program.* This program covers employees at all levels through initial equity grants to all new hires and annual equity grants.

The 2024 burn rate shown below represented a slight increase over the prior year primarily driven by the incremental number of PSUs earned under the 2020 PSU awards and a lower stock price on the date of grant for employee equity awards (which are value-denominated).

	2024	2023	2022
Unadjusted Burn Rate[1]	3.22%	2.69%	2.71%
Adjusted Burn Rate[1]	5.47%	4.45%	4.00%
Overhang[2]	21.80%	23.38%	25.01%
Dilution[3]	13.52%	14.45%	15.63%

[1] Calculated by dividing (a) the sum of the number of shares subject to (i) stock options, RSAs, and RSUs granted during the year and (ii) PSUs earned during the year (if any), by (b) the basic weighted-average number of shares of common stock and Class A stock outstanding during the year. For "Adjusted Burn Rate," a multiplier of 2.5 is applied to RSAs, RSUs, and PSUs.

[2] Calculated by dividing (a) the sum of (i) the number of shares subject to equity awards (stock options and unvested RSAs, RSUs, and PSUs (assuming, in the case of PSUs, maximum payouts earned)) outstanding at the end of the year and (ii) the number of shares available for future grants under the Plan at the end of the year, by (b) the sum of (i) the number of shares of common stock and Class A stock outstanding at the end of the year, (ii) the shares subject to equity awards (stock options and unvested RSAs, RSUs, and PSUs (assuming, in the case of PSUs, maximum payouts earned)) outstanding at the end of the year, and (iii) the number of shares available for future grants under the Plan at the end of the year.

[3] Calculated by dividing the number of shares subject to equity awards (stock options and unvested RSAs, RSUs, and PSUs (assuming, in the case of PSUs, maximum payouts earned)) outstanding at the end of the year by the sum of (i) the number of shares of common stock and Class A stock outstanding at the end of the year and (ii) the shares subject to equity awards (stock options and unvested RSAs, RSUs, and PSUs (assuming, in the case of PSUs, maximum payouts earned)) outstanding at the end of the year.

Equity Compensation Plan Information

The following table shows information with respect to securities authorized for issuance under the equity compensation plans maintained by the Company as of December 31, 2024.

	A	B	C
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column A)
Equity compensation plans approved by security holders[1]	14,434,056[3] shares of common stock	588.47[4]	13,142,728 shares of common stock[5]
Equity compensation plans not approved by security holders[2]	—	—	44,246 shares of Class A stock
Total	14,434,056 shares of common stock	588.47	13,186,974 shares of common stock and Class A stock

[1] The equity compensation plans approved by the security holders are the Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan; the Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan; and the Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan. The Second Amended and Restated Regeneron Pharmaceuticals, Inc. 2014 Long-Term Incentive Plan is the only plan currently used by the Company to grant equity awards.

[2] The equity compensation plan not approved by the security holders is the Executive Stock Purchase Plan. It was adopted in 1989 and provides for the Compensation Committee of the board of directors to award employees, directors, consultants, and other individuals who render service to the Company the right to purchase Class A stock at a price set by the Compensation Committee. The Plan provides for the vesting of shares as determined by the Compensation Committee; should the Company's relationship with a Plan participant terminate before all shares are vested, unvested shares will be repurchased by the Company at a price per share equal to the original amount paid by the Plan participant. As of December 31, 2024, there were no unvested shares and 44,246 shares of Class A stock available for future grants under the Plan.

[3] This amount consists of (i) 12,691,745 shares to be issued upon exercise of outstanding options, (ii) 301,771 shares to be issued upon vesting of outstanding RSUs, and (iii) 1,440,540 shares to be issued upon vesting of outstanding PSUs (assuming, in the case of PSUs, maximum payouts earned).

[4] The calculation of the weighted-average exercise price does not include the 301,771 shares to be issued upon vesting of RSUs or the 1,440,540 shares to be issued upon vesting of PSUs (assuming, in the case of PSUs, maximum payouts earned), as RSUs and PSUs do not have an exercise price.

[5] This amount is net of 2,340,994 outstanding RSAs. As these shares are issued and outstanding upon grant, they are not included in the amounts reported in column A.

Proposal No. 3

Advisory Vote on Compensation of Named Executive Officers (Say-on-Pay)

 **The board of directors recommends a vote, on an advisory basis, FOR approval of the compensation of our Named Executive Officers as disclosed in this proxy statement.**

As required by Section 14A of the Exchange Act, we are seeking, on an advisory basis, shareholder approval of the compensation of our NEOs as disclosed above ("say-on-pay" proposal). Specifically, shareholders are being asked to approve the following advisory resolution:

> **RESOLVED**, that the shareholders of Regeneron Pharmaceuticals, Inc. hereby approve the compensation of the Company's Named Executive Officers, as disclosed in the Company's proxy statement relating to the Company's 2025 Annual Meeting (the "Proxy Statement") pursuant to the compensation disclosure rules of the Securities and Exchange Commission (which disclosure includes the Compensation Discussion and Analysis, the compensation tables, and the related compensation information contained in the Proxy Statement).

In determining to recommend that shareholders approve the say-on-pay proposal, the board of directors considered, among other factors discussed under "Compensation Discussion and Analysis" above, the Company's accomplishments in 2024. Information regarding compensation of the relevant NEOs for 2024 is provided in the Summary Compensation Table included in this proxy statement.

The board of directors recommends a vote FOR approval of the compensation of our Named Executive Officers as disclosed in this proxy statement. As an advisory vote, this proposal is non-binding on the Company. However, the board of directors and the Compensation Committee value your opinion and will review and consider the voting results in connection with their ongoing evaluation of our compensation program.

Other Matters

Proposed Amendments to our Certificate of Incorporation

Proposal No. 4

Amendment to the Company's Certificate of Incorporation to Declassify the Board of Directors

 The board of directors recommends a vote **FOR** approval of the Declassification Amendment.

Currently, pursuant to our Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), the board of directors is divided into three classes, with directors in each class elected for three-year terms. Consequently, at any given annual meeting of shareholders, the Company's shareholders have the ability to elect approximately one-third of the entire board.

We are committed to good corporate governance practices and are highly interested in the views and concerns of our shareholders. In keeping with this commitment, the board has periodically reviewed the advantages and disadvantages of maintaining a classified board. In the past, we have concluded that maintaining a classified board was in the best interests of the Company and its shareholders. A classified board provides several advantages, including providing for continuity and stability of directors and promoting long-term strategic planning and a long-term approach to delivering shareholder value.

However, we also recognize that many investors believe that electing all directors on an annual basis enhances director accountability. The board has considered shareholder feedback on governance issues in recent years, including with respect to the Company's classified board structure as well as with respect to the Company's dual-class capital structure. While the Company cannot unilaterally change the Company's dual-class capital structure, we recognize that declassifying the board would be responsive to shareholder concerns regarding the Company's corporate governance profile.

The board has carefully considered the advantages and disadvantages of maintaining the classified board structure. After weighing these considerations, including the views of the Company's shareholders, and in order to reinforce our commitment to accountability and responsiveness to shareholders and to strong corporate governance practices, the board has approved an amendment to the Certificate of Incorporation to declassify the board, as set forth below (the "Declassification Amendment"), and recommends that the shareholders vote in favor of the Declassification Amendment.

If the proposed Declassification Amendment is approved by the requisite vote of the Company's shareholders, the declassification of the board will occur on a phased-in basis beginning in 2026. We are asking shareholders to vote to amend Article VI of the Certificate of Incorporation so that the declassification will occur as follows:

- Each director elected prior to the 2026 Annual Meeting of Shareholders will continue to serve for the remainder of the original term for which he or she was elected;
- Beginning at the 2026 Annual Meeting of Shareholders, directors will be elected for a term of one year, expiring at the next annual meeting of shareholders;
- Each director elected at the 2023 Annual Meeting of Shareholders will hold office until the expiration of his or her term at the 2026 Annual Meeting; each director elected at the 2024 Annual Meeting of Shareholders will hold office until the expiration of his or her term at the 2026 Annual Meeting or the 2027 Annual Meeting, as applicable; and each director elected at this 2025 Annual Meeting of Shareholders will hold office until the expiration of his or her term at the 2028 Annual Meeting; and
- Beginning with the 2028 Annual Meeting, directors will no longer be divided into classes and all directors will stand for election annually.

The text of the proposed Declassification Amendment is set forth in Appendix B to this proxy statement, with proposed deletions reflected by "strike-through" text and proposed additions reflected by "underline" text. The above summary of the Declassification Amendment is qualified in its entirety by reference to Appendix B, which is incorporated by reference herein.

Vote Required

Proposal 4	The affirmative vote of a majority of the outstanding voting power.

If approved, the Declassification Amendment will become effective upon the filing of a certificate of amendment to the Certificate of Incorporation with the Secretary of State of the State of New York as soon as reasonably practicable after receiving approval from the Company's shareholders. If shareholders do not approve the Declassification Amendment by the requisite vote, the board will remain classified.

 **The board of directors recommends a vote FOR approval of the Declassification Amendment.**

Proposal Nos. 5(a) and 5(b)

Amendments to the Company's Certificate of Incorporation to Eliminate Supermajority Vote Requirements

 **The board of directors recommends a vote FOR approval of the amendments to eliminate Supermajority Vote Requirements.**

Currently, our Certificate of Incorporation provides that (1) certain amendments to the Certificate of Incorporation require the approval of the affirmative vote of the holders of the majority of the shares of Class A stock and the holders of two-thirds of the shares of common stock, each voting separately as a class, and (2) directors may be removed for cause by the affirmative vote of at least 80% of the outstanding shares of all classes of capital stock entitled to vote for directors. We refer to these provisions as the "Supermajority Vote Requirements."

The narrow set of Supermajority Vote Requirements in the Certificate of Incorporation on fundamental corporate matters is designed to preserve and maximize long-term value for all shareholders by helping to protect against self-interested and potentially abusive actions proposed by one or a few large shareholders who may seek to advance their interests over the interests of the Company's shareholders generally.

Last year, at our 2024 Annual Meeting, a majority of votes cast supported a non-binding shareholder proposal requesting that the board of directors take the necessary steps to eliminate the Supermajority Vote Requirements and replace each of them with a requirement for a majority of the votes cast or a simple majority in accordance with applicable laws. Subsequently, Regeneron discussed the voting results with many large shareholders as part of the 2024 off-season shareholder engagement, during which many shareholders expressed their support for the elimination of the Supermajority Vote Requirements.

The board has carefully considered the advantages and disadvantages of maintaining the Supermajority Vote Requirements and the feedback from investors, including the results of the vote on the non-binding shareholder proposal at the 2024 Annual Meeting. After weighing these considerations, and in order to reinforce Regeneron's commitment to accountability and responsiveness to shareholders and to strong corporate governance practices, the board has approved amendments to eliminate the Supermajority Vote Requirements as set forth below (collectively, the "Amendments") and recommends that shareholders vote in favor of the Amendments.

Because the votes required to amend these provisions are different, we are asking shareholders to separately vote to amend each of the Supermajority Vote Requirements, as follows:

- **Proposal 5(a):** Approval of an amendment to Article IV, Section 2(e)(8) of the Certificate of Incorporation so that Article IV, Section 2(e) of the Certificate of Incorporation, relating to the mandatory conversion of Class A stock to common stock upon a transfer, may be amended by the affirmative vote of holders of the majority of the shares of Class A stock and the holders of the majority of the shares of common stock, each voting separately as a class (rather than the current requirement of the affirmative vote of holders of the majority of the shares of Class A stock and holders of two-thirds of the shares of common stock, each voting separately as a class); and

- **Proposal 5(b):** Approval of an amendment to Article VI of the Certificate of Incorporation so that directors may be removed only for cause and by an affirmative vote of the majority of the outstanding shares of all classes of capital stock entitled to vote in the election of directors (rather than the current requirement that directors may be removed only for cause and by an affirmative vote of at least 80% of the outstanding shares of all classes of capital stock entitled to vote in the election of directors).

The text of the proposed Amendments is set forth in Appendix C to this proxy statement. The above summary of the Amendments is qualified in its entirety by reference to Appendix C, which is incorporated by reference herein.

Vote Required

Proposal 5(a)	The affirmative vote of holders of the majority of the shares of Class A stock outstanding and the affirmative vote of holders of two-thirds of the shares of common stock outstanding, each voting separately as a class.
Proposal 5(b)	The affirmative vote of at least 80% of the outstanding shares of all classes of capital stock entitled to vote in the election of directors. Holders of common stock and Class A stock vote together as a single class, with holders of Class A stock entitled to ten votes per share.

The approvals of Proposals 5(a) and 5(b) are not conditioned on each other, nor are they conditioned on the approval of the Declassification Amendment. Each amendment to the Certificate of Incorporation included in this proxy statement that is approved will become effective upon the filing of a certificate of amendment to the Certificate of Incorporation with the Secretary of State of the State of New York as soon as reasonably practicable after receiving approval from the Company's shareholders. If shareholders do not approve one or both of the Amendments by the requisite vote, the corresponding Supermajority Vote Requirement(s) will remain in the Certificate of Incorporation.

 **The board of directors recommends a vote FOR approval of the amendments to eliminate Supermajority Vote Requirements.**

General Information about the Meeting

When is the Annual Meeting?

Friday, June 13, 2025

What time is the Annual Meeting?

10:30 a.m., ET

Where is the Annual Meeting?

The Annual Meeting will be held virtually via the Internet at **www.virtualshareholdermeeting.com/REGN2025**. We have designed the format of the Annual Meeting to ensure that shareholders are afforded similar rights and opportunities to participate as they would at an in-person meeting.

How can I attend the meeting?

Instructions on how to attend and participate via the Internet are posted at **www.virtualshareholdermeeting.com/REGN2025**. To vote or submit questions during the meeting, you will need the 16-digit control number included on the Notice of Internet Availability of Proxy Materials (the "Notice") or, if you received a paper copy of the proxy materials, the proxy card or voting instruction form you received.

Can I vote at the Annual Meeting?

Only shareholders of record at the close of business on the record date, April 15, 2025, are entitled to vote at the Annual Meeting. As of April 15, 2025, 106,148,351 shares of common stock and 1,817,146 shares of Class A stock were issued and outstanding. For all proposals except Proposal 5(a), holders of common stock and Class A stock vote together as a single class, with the common stock being entitled to one vote per share and the Class A stock being entitled to ten votes per share. For Proposal 5(a), the common stock and Class A stock vote as separate classes, with the common stock being entitled to one vote per share and the Class A stock being entitled to ten votes per share. To vote your shares, you will need the 16-digit control number included on the Notice or, if you received a paper copy of the proxy materials, the proxy card or voting instruction form you received.

What is on the agenda for the meeting?

1. Election of four Class I directors for a three-year term

2. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025

3. Advisory vote to approve the compensation of the Company's Named Executive Officers as disclosed in these proxy materials (say-on-pay)

4. Approval of an amendment to the Company's Certificate of Incorporation to declassify the board of directors

5. Approval of two amendments to the Company's Certificate of Incorporation to eliminate supermajority vote requirements

Can I ask a question at the Annual Meeting?

Shareholders who use the 16-digit control number that was furnished to them (either on the Notice or, if you received a paper copy of the proxy materials, the proxy card or voting instruction form you received) to log on to the meeting will be able to submit questions during the meeting, as time permits. If you wish to submit a question during the Annual Meeting, log on to the virtual meeting website using the 16-digit control number, type your question into the "Ask a Question" field, and click "Submit." Questions and answers may be arranged by topic and substantially similar questions may be answered once. If we run out of time to answer all of the questions submitted, we will provide responses to the questions not addressed on our website at **www.regeneron.com** on the "Investors & Media" page.

Will the Annual Meeting be available for replay?

A replay of the Annual Meeting will be made publicly available approximately 24 hours after the Annual Meeting at www.virtualshareholdermeeting.com/REGN2025. The replay will be available for one year.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a paper copy of the proxy materials?

The "Notice and Access" rules of the SEC permit us to furnish proxy materials, including this proxy statement and our 2024 Annual Report, to our shareholders by providing access to such documents on the Internet instead of mailing printed copies. Most shareholders received the Notice and will not receive printed copies of the proxy materials unless they request them. This method reduces the environmental impact of the Annual Meeting. The Notice will be mailed beginning on or about April 29, 2025. The Notice includes instructions on how you may access and review all of our proxy materials and the 2024 Annual Report via the Internet. The Notice also includes instructions on how you may vote your shares. If you would like to receive a paper or electronic copy of our proxy materials, you should follow the instructions in the Notice for requesting such materials. Any request to receive proxy materials by mail or e-mail will remain in effect until you revoke it.

Can I vote my shares by filling out and returning the Notice?

No. The Notice identifies the items to be voted on at the Annual Meeting, but you cannot vote by marking the Notice and returning it. The Notice provides instructions on how to vote via the Internet, by requesting and returning a paper proxy card, or by voting at the meeting.

Why did I receive the Notice?

We sent you the Notice regarding this proxy statement because Regeneron's board of directors is asking (technically called soliciting) holders of common stock and Class A stock to provide proxies to be voted at our 2025 Annual Meeting of Shareholders or at any adjournment(s) or postponement(s) of the meeting.

How are proxies voted?

If you vote by proxy in time for it to be voted at the Annual Meeting, one of the individuals named as your proxy will vote your shares as you have directed. If you submit a proxy, but no indication is given as to how to vote your shares as to a proposal, your shares will be voted in the manner recommended by the board of directors. The board of directors knows of no matter, other than those indicated above under "What is on the agenda for the meeting?", to be presented at the Annual Meeting. If any other matter properly comes before the Annual Meeting, the persons named and designated as proxies will vote your shares in their discretion.

Why didn't I receive a notice in the mail about the Internet availability of the proxy materials?

Shareholders who previously elected to receive proxy materials by e-mail will not receive the Notice in the mail. Instead, these shareholders should have received an e-mail with links to the proxy materials and the proxy voting website. Shareholders who have previously asked to receive paper copies of the proxy materials and shareholders who participate and hold shares of common stock in the Regeneron Pharmaceuticals, Inc. 401(k) Savings Plan or the Regeneron Ireland Share Participation Plan will receive paper copies of the proxy materials.

What constitutes a quorum?

The presence at the Annual Meeting, in person or by proxy, of the holders as of the record date of shares of common stock and Class A stock having a majority of the voting power of all shares of common stock and Class A stock outstanding on the record date will constitute a quorum for the transaction of business at the Annual Meeting. Shares held as of the record date by holders who are present or represented by proxy at the Annual Meeting but who have abstained from voting or have not voted with respect to some or all of such shares on any proposal to be voted on at the Annual Meeting will be counted as present for purposes of establishing a quorum.

How can I vote my shares without attending the Annual Meeting?

We recommend that shareholders vote by proxy even if they plan to attend the Annual Meeting via the Internet. If you are a shareholder of record, there are three ways to vote by proxy:

Via the Internet. You may vote by proxy via the Internet by visiting **www.proxyvote.com**. You will need the 16-digit control number included on the Notice or, if you received a paper copy of the proxy materials, the proxy card or voting instruction form you received. You may vote via the Internet through 11:59 p.m., Eastern Time, on June 12, 2025.

Via telephone. You may vote by proxy via telephone by calling the toll-free number found on the proxy card or the voting instruction form. You will need the 16-digit control number included on the proxy card or voting instruction form. You may vote via telephone through 11:59 p.m., Eastern Time, on June 12, 2025.

By mail. If you received printed copies of the proxy materials, you may vote by proxy by completing the proxy card or voting instruction form and returning it in the envelope provided.

How can I attend and vote at the Annual Meeting?

You may attend the Annual Meeting via the Internet at **www.virtualshareholdermeeting.com/REGN2025**. Shareholders who use the 16-digit control number that was furnished to them (either on the Notice or, if you received a paper copy of the proxy materials, the proxy card or voting instruction form you received) to log on to the meeting will be able to vote during the meeting.

What if during the Annual Meeting I have technical difficulties or trouble accessing the virtual meeting website?

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the meeting time, please call the technical support number that will be posted at **www.virtualshareholdermeeting.com/REGN2025**.

If I am a Regeneron employee or former employee, how do I vote shares in the Company Stock Fund in my 401(k) account or in the Regeneron Ireland Share Participation Plan?

If you participate and hold shares of common stock in the Regeneron Pharmaceuticals, Inc. 401(k) Savings Plan, you may provide voting instructions to Fidelity Management Trust Company, the plan's trustee, (1) through the Internet at **www.proxyvote.com** by 11:59 p.m., Eastern Time, on June 10, 2025, (2) by calling 1-800-690-6903 by 11:59 p.m., Eastern Time, on June 10, 2025, or (3) by returning your completed proxy card by mail. The trustee will vote your shares in accordance with your instructions. If you do not provide timely voting instructions to the trustee, the trustee will vote your shares in the same proportion as the shares for which the trustee receives voting instructions from other participants in the plan.

If you participate and hold shares of common stock in the Regeneron Ireland Share Participation Plan, you may provide voting instructions to Mercer Ireland Limited, who administers the Plan on behalf of Irish Pensions Trust Limited, the trustees of the Plan. You will receive a voting instruction form by mail sent directly to your home address, which you should complete, sign, and return to Mercer by mail using the enclosed pre-paid envelope or as an e-mail attachment in accordance with the instructions provided by Mercer.

Can I change my vote or revoke my proxy?

Yes. You may change your vote or revoke your proxy at any time before the proxy is exercised by voting again electronically through the Internet or by telephone, by mailing a new proxy card or voting instruction form, or by attending the Annual Meeting (via the Internet) and voting. If you are a record holder, you may also revoke your proxy by filing with the Secretary of the Company, at or before the taking of the vote at the Annual Meeting, a written notice of revocation bearing a later date than the proxy you previously submitted. Attendance at the Annual Meeting will not have the effect of revoking a proxy unless you vote at the Annual Meeting. If you hold your shares through a broker, bank, or other nominee in "street name," you will need to contact them or follow the instructions in the voting instruction form used by the firm that holds your shares to revoke your proxy. Only your latest dated proxy we receive at or prior to the Annual Meeting will be counted.

Who solicits proxies and bears the cost of solicitation?

Solicitation of proxies may be made by mail, in person, or by telephone by officers, directors, and other employees of the Company, by employees of the Company's transfer agent, Equiniti Trust Company, LLC ("Equiniti"), and by employees of Broadridge Financial Solutions, Inc. ("Broadridge"). We will reimburse Equiniti, Broadridge, and our banks, brokers, and other custodians, nominees, and fiduciaries for their respective reasonable costs in the preparation and mailing of proxy materials to shareholders. In addition, we have engaged Innisfree M&A Incorporated to assist in the solicitation of proxies and provide related advice and informational support for a service fee of $25,000 and the reimbursement of customary disbursements and expenses. We will bear all costs of the solicitation of proxies.

What are the board's recommendations?

The board of directors recommends that you vote:

 **FOR** election of each of the four nominated Class I directors (Proposal No. 1)

 **FOR** ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for 2025 (Proposal No. 2)

 **FOR** approval of the compensation of the Company's Named Executive Officers as disclosed in these proxy materials (say-on-pay) (Proposal No. 3)

 **FOR** approval of an amendment to the Company's Certificate of Incorporation to declassify the board of directors (Proposal No. 4)

 **FOR** approval of two amendments to the Company's Certificate of Incorporation to eliminate supermajority vote requirements (Proposal Nos. 5(a) and 5(b))

What vote is required to approve each proposal?

The following table summarizes the voting requirements applicable to the proposals to be voted on at the Annual Meeting:

Proposal	Vote Required	Effect of Abstentions and Broker Non-Votes*	Broker Discretionary Voting Allowed?+
Proposal No. 1: Election of Directors	Majority of the votes cast. In accordance with our director resignation policy, an incumbent director who fails to receive the required number of votes in an uncontested election will be required to tender his or her resignation to either co-Chair of the board of directors for consideration by the Corporate Governance and Compliance Committee.	No effect – not considered votes cast on this proposal	No – brokers without voting instructions will not be able to vote on this proposal
Proposal No. 2: Ratification of the Appointment of PricewaterhouseCoopers LLP	Majority of the votes cast	No effect – not considered votes cast on this proposal	Yes – brokers without voting instructions will have discretionary authority to vote
Proposal No. 3: Say-on-Pay	Non-binding, advisory proposal. We will consider the matter approved if it receives the affirmative vote of a majority of the votes cast	No effect – not considered votes cast on this proposal	No – brokers without voting instructions will not be able to vote on this proposal
Proposal No. 4: Amendment to the Company's Certificate of Incorporation to Declassify the Board of Directors	Majority of the outstanding voting power	Abstentions and broker non-votes are treated as votes AGAINST this proposal	No – brokers without voting instructions will not be able to vote on this proposal
Proposal Nos. 5(a) and 5(b): Two Amendments to the Company's Certificate of Incorporation to Eliminate Supermajority Vote Requirements	Proposal 5(a): the affirmative vote of holders of the majority of the shares of Class A stock outstanding and the affirmative vote of holders of two-thirds of the shares of common stock outstanding, each voting separately as a class Proposal 5(b): the affirmative vote of at least 80% of the outstanding shares of all classes of capital stock entitled to vote in the election of directors. Holders of common stock and Class A stock vote together as a single class, with holders of Class A stock entitled to ten votes per share.	Abstentions and broker non-votes are treated as votes AGAINST these proposals	No – brokers without voting instructions will not be able to vote on these proposals

*   As noted above, abstentions will be counted as present for purposes of establishing a quorum at the Annual Meeting.

+   Only relevant if you are the beneficial owner of shares held in "street name." If you are a shareholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the Annual Meeting.

If any other matter is properly brought before the Annual Meeting, such matter also will be determined by the affirmative vote of a majority of the votes cast at the Annual Meeting.

When are shareholder proposals and nominations due for the 2026 Annual Meeting of Shareholders?

A shareholder wishing to present a proposal at the 2026 Annual Meeting of Shareholders and have the proposal included in our proxy statement must submit the proposal in writing and it must be received by the Company at its principal executive offices at 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707 by December 30, 2025, and must satisfy the other conditions established by the SEC.

Under our By-Laws, proposals of shareholders (other than proposals to be included in our proxy statement) and nominations of directors for election at the 2026 Annual Meeting may be made only by a shareholder of record who has given notice of the proposal or nomination to the Secretary of the Company at our principal executive offices no earlier than 90 days and no later than 60 days prior to the meeting; provided that if less than 70 days' notice or public disclosure of the date of the 2026 Annual Meeting is given or made to shareholders, notice by the shareholder in order to be timely must be received no later than the close of business on the tenth day following the day on which such notice of the annual meeting was first mailed or such public disclosure of the annual meeting was made, whichever first occurs. The notice must contain certain information as specified in our By-Laws. Assuming our 2026 Annual Meeting is held on June 12, 2026 in accordance with the Company's past practice, and at least 70 days' notice or prior public disclosure of the date of the 2026 Annual Meeting is given or made to shareholders, notice of such proposals or nominations would need to be given no earlier than March 14, 2026 and no later than April 13, 2026. In addition to satisfying the requirements under our By-Laws relating to nominations of directors, including the deadline for written notice, to comply with the SEC's "universal proxy rules," shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees at the 2026 Annual Meeting in compliance with Rule 14a-19 under the Exchange Act must provide written notice containing the information required by Rule 14a-19 to our Corporate Secretary at 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707 no later than April 14, 2026.

What happens if multiple shareholders share an address?

Applicable rules permit brokerage firms and the Company to send one Notice (or one annual report, proxy statement, and Notice in the case of shareholders who have elected to receive paper copies of our proxy materials) to multiple shareholders who share the same address under certain circumstances. This practice is known as "householding." We believe that householding will provide greater convenience for our shareholders, as well as cost savings for us, by reducing the number of duplicate documents that are sent to your home. Consequently, we have implemented the practice of householding for shares held in "street name" and intend to deliver only one copy of the applicable proxy materials to multiple shareholders sharing the same address. If you wish to receive separate copies of the proxy statement for the 2025 Annual Meeting, the 2024 Annual Report, or the Notice, you may find these materials at our internet website (**www.regeneron.com**) or you may stop householding for your account and receive separate printed copies of these materials by contacting our Investor Relations Department, at Regeneron Pharmaceuticals, Inc., 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707, or by calling us at 914-847-7000, and these materials will be promptly delivered to you. If you hold shares registered in your name (sometimes called a shareholder of record), you can elect householding for your account by contacting us in the same manner described above. Any shareholder may stop householding for your account by contacting our Investor Relations Department at the address and/or phone number included above. If you revoke your consent, you will be removed from the householding program within 30 days of receipt of your revocation and each shareholder at your address will receive individual copies of our disclosure documents.

Are there any other matters to be addressed at the Annual Meeting?

We know of no other matters to be brought before the Annual Meeting, except as set forth in this proxy statement. If any other matter is properly presented at the Annual Meeting upon which a vote may properly be taken, shares represented by duly executed and timely submitted proxies will be voted on any such matter in accordance with the judgment of the persons named as proxies in the enclosed proxy card. Discretionary authority for them to do so is contained in the enclosed proxy card.

How can you receive a printed copy of the Company's 2024 Annual Report?

Interested shareholders may obtain without charge a copy of our 2024 Annual Report (without exhibits), which includes our audited financial statements for the fiscal year ended December 31, 2024, required to be filed with the SEC, by making a written request to Regeneron Pharmaceuticals, Inc., 777 Old Saw Mill River Road, Tarrytown, New York 10591-6707, Attention: Investor Relations, or by calling our Investor Relations Department at (914) 847-7000.

How do you elect to receive future proxy materials electronically?

If you previously requested to receive proxy materials through the mail, or by means of an e-mail with links to the proxy materials and the proxy voting website, your election will remain in effect until you revoke it. Shareholders currently receiving paper copies of our proxy materials, and shareholders who received a paper copy of the Notice, may instead elect to receive all future proxy materials electronically through an e-mail with a link to these documents on the Internet. Receiving these documents online conserves resources, saves the Company the cost of producing and mailing documents to your home or business, and gives you an automatic link to the proxy voting site.

If your shares are registered in your name or you hold shares in the Company Stock Fund in the Company's 401(k) Savings Plan, to enroll in the electronic delivery service, vote your shares through the Internet at **www.proxyvote.com** and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years. If your shares are not registered in your name, to enroll in the electronic delivery service, check the information provided to you by your bank or broker, or contact your bank or broker for instructions on how to elect to view future proxy statements and annual reports over the Internet.

Appendix A

Note Regarding Forward-Looking Statements and Non-GAAP Financial Measures

This proxy statement includes forward-looking statements that involve risks and uncertainties relating to future events and the future performance of Regeneron Pharmaceuticals, Inc. (where applicable, together with its subsidiaries, "Regeneron" or the "Company"), and actual events or results may differ materially from these forward-looking statements. Words such as "anticipate," "expect," "intend," "plan," "believe," "seek," "estimate," variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These statements concern, and these risks and uncertainties include, among others:

- the nature, timing, and possible success and therapeutic applications of products marketed or otherwise commercialized by Regeneron and/or its collaborators or licensees (collectively, "Regeneron's Products") and product candidates being developed by Regeneron and/or its collaborators or licensees (collectively, "Regeneron's Product Candidates") and research and clinical programs now underway or planned, including without limitation those discussed or referenced in this proxy statement, Regeneron's and its collaborators' earlier-stage programs, and the use of human genetics in Regeneron's research programs;

- the likelihood and timing of achieving any of Regeneron's anticipated development and production milestones;

- safety issues resulting from the administration of Regeneron's Products and Regeneron's Product Candidates in patients, including serious complications or side effects in connection with the use of Regeneron's Products and Regeneron's Product Candidates in clinical trials;

- the likelihood, timing, and scope of possible regulatory approval and commercial launch of Regeneron's Product Candidates and new indications for Regeneron's Products, including without limitation those discussed or referenced in this proxy statement;

- the extent to which the results from the research and development programs conducted by Regeneron and/or its collaborators may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval;

- ongoing regulatory obligations and oversight impacting Regeneron's Products, research and clinical programs, and business, including those relating to patient privacy;

- determinations by regulatory and administrative governmental authorities which may delay or restrict Regeneron's ability to continue to develop or commercialize Regeneron's Products and Regeneron's Product Candidates;

- competing drugs and product candidates that may be superior to, or more effective than, Regeneron's Products and Regeneron's Product Candidates (including biosimilar versions of Regeneron's Products);

- uncertainty of the utilization, market acceptance, and commercial success of Regeneron's Products and Regeneron's Product Candidates and the impact of studies (whether conducted by Regeneron or others and whether mandated or voluntary) or recommendations and guidelines from governmental authorities and other third parties on the commercial success of Regeneron's Products and Regeneron's Product Candidates;

- the ability of Regeneron to manufacture and manage supply chains for multiple products and product candidates;

- the ability of Regeneron's collaborators, licensees, suppliers, or other third parties (as applicable) to perform manufacturing, filling, finishing, packaging, labeling, distribution, and other steps related to Regeneron's Products and Regeneron's Product Candidates;

- the availability and extent of reimbursement of Regeneron's Products from third-party payors, including private payor healthcare and insurance programs, health maintenance organizations, pharmacy benefit management companies, and government programs such as Medicare and Medicaid;

- coverage and reimbursement determinations by such payors and new policies and procedures adopted by such payors;

- changes in laws, regulations, and policies affecting the healthcare industry;

- the costs of developing, producing, and selling products or unanticipated expenses;

- the ability of Regeneron to meet any of its financial projections or guidance, and changes to the assumptions underlying those projections or guidance;

- the potential for any license or collaboration agreement, including Regeneron's agreements with Sanofi and Bayer (or their respective affiliated companies, as applicable) to be cancelled or terminated;

- the impact of public health outbreaks, epidemics, or pandemics on Regeneron's business; and

- risks associated with litigation and other proceedings and government investigations relating to the Company and/or its operations (including the pending civil proceedings initiated or joined by the U.S. Department of Justice and the U.S. Attorney's Office for the District of Massachusetts), risks associated with intellectual property of other parties and pending or future litigation relating thereto (including without limitation the patent litigation and other related proceedings relating to EYLEA), the ultimate outcome of any such proceedings and investigations, and the impact any of the foregoing may have on Regeneron's business, prospects, operating results, and financial condition.

A more complete description of these and other material risks can be found in Regeneron's filings with the U.S. Securities and Exchange Commission, including its Form 10-K for the fiscal year ended December 31, 2024, including in the section thereof captioned "Item 1A. Risk Factors." Any forward-looking statements are made based on management's current beliefs and judgment, and the reader is cautioned not to rely on any forward-looking statements made by Regeneron. Regeneron does not undertake any obligation to update (publicly or otherwise) any forward-looking statement, whether as a result of new information, future events, or otherwise.

This proxy statement uses non-GAAP net income and non-GAAP net income per share, which are financial measures that are not calculated in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). These non-GAAP financial measures are computed by excluding certain non-cash and other items from the related GAAP financial measure. Non-GAAP adjustments also include the estimated income tax effect of reconciling items. The Company makes such adjustments for items the Company does not view as useful in evaluating its operating performance. For example, adjustments may be made for items that fluctuate from period to period based on factors that are not within the Company's control (such as the Company's stock price on the dates share-based grants are issued) or items that are not associated with normal, recurring operations (such as changes in applicable laws and regulations). Management uses these non-GAAP measures for planning, budgeting, forecasting, assessing historical performance, and making financial and operational decisions, and also provides forecasts to investors on this basis. Additionally, such non-GAAP measures provide investors with an enhanced understanding of the financial performance of the Company's core business operations. However, there are limitations in the use of these and other non-GAAP financial measures as they exclude certain expenses that are recurring in nature. Furthermore, the Company's non-GAAP financial measures may not be comparable with non-GAAP information provided by other companies. Any non-GAAP financial measure presented by Regeneron should be considered supplemental to, and not a substitute for, measures of financial performance prepared in accordance with GAAP. A reconciliation of the Company's historical GAAP to non-GAAP results is included below.

Reconciliation of GAAP to Non-GAAP Financial Information (Unaudited)
(In millions, except per share data)

	Year Ended December 31,	
	2024	2023
GAAP R&D	$ 5,132.0	$ 4,439.0
Stock-based compensation expense	543.8	488.7
Acquisition and integration costs	24.9	31.3
Non-GAAP R&D	$ 4,563.3	$ 3,919.0
GAAP SG&A	$ 2,954.4	$ 2,631.3
Stock-based compensation expense	355.0	307.1
Acquisition, integration, and other costs	55.2	91.8
Non-GAAP SG&A	$ 2,544.2	$ 2,232.4
GAAP COGS	$ 1,087.3	$ 932.1
Stock-based compensation expense	84.0	89.2
Acquisition and integration costs	2.0	2.3
Intangible asset amortization expense	103.5	80.9
Charges related to REGEN-COV	—	(10.0)
Non-GAAP COGS	$ 897.8	$ 769.7
GAAP other operating expense (income), net	$ 53.4	$ (2.1)
Change in fair value of contingent consideration	53.4	—
Non-GAAP other operating expense (income), net	$ —	$ (2.1)
GAAP other income (expense), net	$ 789.2	$ 152.2
Losses (gains) on investments, net	(118.3)	266.4
Non-GAAP other income (expense), net	$ 670.9	$ 418.6
GAAP net income	$ 4,412.6	$ 3,953.6
Total of GAAP to non-GAAP reconciling items above	1,103.5	1,347.7
Income tax effect of GAAP to non-GAAP reconciling items	(196.9)	(256.8)
Non-GAAP net income	$ 5,319.2	$ 5,044.5
Non-GAAP net income per share - basic	$ 49.30	$ 47.28
Non-GAAP net income per share - diluted	$ 45.62	$ 43.79
Shares used in calculating:		
Non-GAAP net income per share - basic	107.9	106.7
Non-GAAP net income per share - diluted	116.6	115.2

Appendix B

Proposed Amendment to the Certificate of Incorporation to Declassify the Board of Directors

Proposed deletions are reflected by "strike-through" text and proposed additions are reflected by "underline" text.

ARTICLE VI
BOARD OF DIRECTORS

The number of Directors of the Corporation constituting the entire Board of Directors shall be not less than three or more than fifteen. The Board of Directors shall determine from time to time the number of Directors who shall constitute the entire Board of Directors. Any such determination made by the Board of Directors shall continue in effect unless and until changed by the Board of Directors, but no such change shall affect the term of any Directors then in office. Directors need not be shareholders of the Corporation.

~~Commencing at the Annual Meeting of Shareholders held in 1991, the terms of office of the Board of Directors shall be divided into three classes, Class I, Class II and Class III, as shall be determined by the Board of Directors. All classes shall be as nearly equal in number as possible, and no class shall include less than three nor more than nine Directors.~~ Any vacancy on the Board of Directors that results from an increase in the number of Directors and any other vacancy on the Board may be filled only by the Board provided that a quorum is then in office and present, or only by a majority of the Directors then in office, if less than a quorum is then in office, or by a sole remaining Director. Directors elected to fill a newly created directorship or other vacancies shall ~~be classified and~~ hold office as provided by statute.

~~The terms of office of the respective classes of directors initially classified shall be as follows: (1) Class I shall expire at the Annual Meeting of Shareholders to be held in 1992; (2) Class II shall expire at the Annual Meeting of Shareholders to be held in 1993; and (3) Class III shall expire at the Annual Meeting of Shareholders to be held in 1994. At each Annual Meeting of Shareholders after the aforementioned initial classification, the successors to Directors whose terms shall then expire shall be elected to serve from the time of election and qualification until the third Annual Meeting following election and until a successor shall have been duly elected and shall have qualified.~~

<u>Each director elected prior to the Annual Meeting of Shareholders to be held in 2026 shall continue to serve for the remainder of the original term for which he or she was elected. Commencing at the Annual Meeting of Shareholders to be held in 2026, directors shall be elected for a term of one year, expiring at the next Annual Meeting of Shareholders. Each director elected at the Annual Meeting of Shareholders held in 2023 shall hold office until the expiration of his or her term at the Annual Meeting of Shareholders to be held in 2026; each director elected at the Annual Meeting of Shareholders held in 2024 shall hold office until the expiration of his or her term at the Annual Meeting of Shareholders to be held in 2026 or 2027, as applicable; and each director elected at the Annual Meeting of Shareholders to be held in 2025 shall hold office until the expiration of his or her term at the Annual Meeting of Shareholders to be held in 2028. At the Annual Meeting of Shareholders to be held in 2028, and at each Annual Meeting of Shareholders thereafter, directors shall no longer be divided into classes and all directors shall be elected for a one-year term expiring at the next Annual Meeting of Shareholders. Directors shall continue in office until a successor shall have been duly elected and shall have qualified, subject, however, to such director's earlier death, resignation or removal.</u>

The Directors ~~of any class of Directors~~ of the Corporation may not be removed prior to the expiration date of their terms of office except for cause and by an affirmative vote of at least eighty percent (80%) of the outstanding shares of all classes of capital stock of the Corporation entitled to vote for such member(s) of the Board of Directors at the Annual Meeting of Shareholders or at any Special Meeting of Shareholders called by the Board of Directors or by the Chairman of the Board or by the President for this purpose.

Appendix C

Proposed Amendments to the Certificate of Incorporation to Eliminate Supermajority Vote Requirements

Proposal No. 5(a):

Proposed deletions are reflected by "strike-through" text and proposed additions are reflected by "underline" text.

Article IV, Section 2(e)(8) would be amended to read as follows:

This Section 2(e) may not be amended without the affirmative vote of holders of the majority of the shares of Class A Stock and the affirmative vote of the holders of ~~two-thirds~~ <u>the majority</u> of the shares of Common Stock, each voting separately as a class.

Proposal No. 5(b):

The phrase "at least eighty percent (80%)" in the last paragraph of Article VI would be deleted and replaced with "the majority".



REGENERON®

777 Old Saw Mill River Road
Tarrytown, NY 10591